# NOTICE OF 2023 ANNUAL MEETING

## To be held May 31, 2023



**FELLOW HILLMAN STOCKHOLDERS:**

We are pleased to invite you to join us for Hillman's 2023 Annual Meeting of Stockholders on May 31, 2023 at 10:30 a.m. Eastern Time. In order to make the meeting more accessible for investors, the 2023 Annual Meeting of Stockholders will be conducted via webcast only. You will be able to participate in the virtual meeting online, vote your shares electronically, examine our list of stockholders, and submit questions during the meeting by visiting www.virtualshareholdermeeting.com/HLMN2023.

**ITEMS OF BUSINESS:**

**01**    Elect three directors, each for a term that expires in 2026.

**02**    Approve, by non-binding vote, the compensation of our named executive officers.

**03**    Ratify the selection of Deloitte & Touche LLP as our independent auditor for fiscal year 2023.

**04**    Transact other business as may properly come before the meeting.

**ATTENDING THE MEETING**

Stockholders holding shares at the close of business on the record date may attend the virtual meeting. You will be able to attend the Annual Meeting, vote, examine our list of stockholders, and submit your questions 15 minutes in advance of, and in real-time during, the meeting by a live audio webcast by visiting www.virtualshareholdermeeting.com/HLMN2023. To participate in the meeting, you must have your sixteen-digit control number that is shown on your Notice of Internet Availability of Proxy Materials or on your proxy card if you receive the proxy materials by mail. You will not be able to attend the Annual Meeting in person.

## When



May 31, 2023 at 10:30 a.m. Eastern Time.

## Where



www.virtualshareholdermeeting.com/HLMN2023

## Who Can Vote



Holders of Hillman common stock at the close of business on the record date of April 3, 2023 are entitled to notice of and to vote at the meeting.

## Ways to Vote

Your vote is important! Please vote your proxy in one of the following ways:



### BY INTERNET

By visiting www.proxyvote.com.



### BY TELEPHONE

By calling the number on your proxy card or voting instruction form.



### BY MAIL

By marking, signing, dating, and mailing your proxy card if you requested printed materials, or your voting instruction form. No postage is required if mailed in the United States.



### BY MOBILE

By scanning the QR code on your proxy card, notice of internet availability of proxy materials, or voting instruction form.



### REAL TIME

By voting electronically during the virtual Annual Meeting at www.virtualshareholdermeeting.com/HLMN2023.

We appreciate your continued confidence in Hillman and we look forward to your participation in our virtual meeting.

By Order of the Board of Directors,

**Douglas J. Cahill**
Chairman of the Board, President, and Chief Executive Officer
Hillman Solutions Corp.
April 19, 2023
Cincinnati, Ohio

# TABLE OF CONTENTS

## 2023 PROXY STATEMENT

# PROXY STATEMENT

## FOR THE 2023 ANNUAL MEETING

**FELLOW HILLMAN STOCKHOLDERS:**

We are providing this notice, proxy statement, and annual report to the stockholders of Hillman Solutions Corp. ("Hillman", "we", "us", "our") in connection with the solicitation of proxies by the Board of Directors of Hillman (the "Board") for use at the Annual Meeting of Stockholders to be held on May 31, 2023, at 10:30 a.m. Eastern Time (the "Annual Meeting"), and at any adjournments thereof. The Annual Meeting will be held virtually and can be accessed online at www.virtualshareholdermeeting.com/HLMN2023. There is no physical location for the Annual Meeting of Stockholders.

Our principal executive offices are located at 1280 Kemper Meadow Dr., Forest Park, Ohio 45240. Our telephone number is 513-851-4900. This notice, proxy statement, and annual report, and the accompanying proxy card were first furnished to stockholders on April 19, 2023.

## QUESTIONS AND ANSWERS

### Why are you holding a virtual meeting?

In order to make the meeting more accessible for investors around the globe, our 2023 Annual Meeting is being held on a virtual-only basis with no physical location. Our goal for the Annual Meeting is to enable the broadest number of stockholders to participate in the meeting, while providing substantially the same access and exchange with the Board and Management as an in-person meeting. We believe that we are observing best practices for virtual stockholder meetings, including by providing a support line for technical assistance and addressing as many stockholder questions as time allows.

### Who can vote?

You can vote if, as of the close of business on April 3, 2023, you were a stockholder of record of Hillman common shares.

### Who is asking for my vote, and who pays for this proxy solicitation?

Your proxy is being solicited by Hillman's Board. Hillman is paying the cost of solicitation. We also will reimburse banks, brokers, nominees, and other fiduciaries for postage and reasonable expenses incurred by them in forwarding the proxy material to beneficial owners of our common shares.

Proxies may be solicited personally, by telephone, electronically by Internet, or by mail.

## How do I vote my proxy?

You can vote your proxy in one of the following ways:

1. By internet, by visiting www.proxyvote.com

2. By telephone, by calling the number on your proxy card, voting instruction form, or notice.

3. By mail, by marking, signing, dating, and mailing your proxy card if you requested printed materials, or your voting instruction form. No postage is required if mailed in the United States.

4. By mobile device, by scanning the QR code on your proxy card, notice of internet availability of proxy materials, or voting instruction form.

5. By voting electronically during the virtual Annual Meeting at www.virtualshareholdermeeting.com/HLMN2023.

## How can I participate and ask questions at the Annual Meeting?

We are committed to ensuring that our stockholders have substantially the same opportunities to participate in the virtual Annual Meeting as they would at an in-person meeting. In order to submit a question at the Annual Meeting, you will need your 16-digit control number that is printed on the notice or proxy card that you received in the mail, or by email if you have elected to receive material electronically.

You may log in 15 minutes before the start of the Annual Meeting and submit questions online. We encourage you to submit any question that is relevant to the business of the meeting. Questions asked during the Annual Meeting will be read and addressed during the meeting as time allows. Stockholders are encouraged to log into the webcast 15 minutes prior to the start of the meeting to test their Internet connectivity.

## What documentation must I provide to be admitted to the virtual Annual Meeting and how do I attend?

If your shares are registered in your name, you will need to provide your sixteen-digit control number included on your notice or your proxy card (if you receive a printed copy of the proxy materials) in order to be able to participate in the meeting. If your shares are not registered in your name (if, for instance, your shares are held in "street name" for you by your broker, bank, or other institution), you must follow the instructions printed on your Voting Instruction Form.

In order to participate in the Annual Meeting, please log on to www.virtualshareholdermeeting.com/HLMN2023 at least 15 minutes prior to the start of the Annual Meeting to provide time to register and download the required software, if needed. A replay of the webcast will be available at www.virtualshareholdermeeting.com/HLMN2023 until the 2024 Annual Meeting of Stockholders. If you access the meeting but do not enter your control number, you will be able to listen to the proceedings, but you will not be able to vote or otherwise participate.

## What if I have technical or other "IT" problems logging into or participating in the Annual Meeting webcast?

We have provided a toll-free technical support "help line" on the virtual Annual Meeting login page that can be accessed by any stockholder who is having challenges logging into or participating in the virtual Annual Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support line number that will be posted on the virtual Annual Meeting login page.

**HILLMAN**™

## What documentation must I provide to vote online at the Annual Meeting?

If you are a stockholder of record at the close of business on April 3, 2023 and provide your sixteen-digit control number when you access the meeting, you may vote all shares registered in your name during the Annual Meeting webcast. If you are not a stockholder of record as to any of your shares (i.e., instead of being registered in your name, all or a portion of your shares are registered in "street name" and held by your broker, bank, or other institution for your benefit), you must follow the instructions printed on your Voting Instruction Form.

## How do I submit a question at the Annual Meeting?

If you would like to submit a question during the Annual Meeting, once you have logged into the webcast at www.virtualshareholdermeeting.com/HLMN2023, simply type your question in the "Ask a Question" box and click "submit". You may submit questions beginning 15 minutes prior to the Annual Meeting start time.

## When should I submit my question at the Annual Meeting?

We anticipate having a question-and-answer session following the formal business portion of the meeting during which stockholders may submit questions. Stockholders can submit a question beginning 15 minutes prior to the start of the Annual Meeting and up until the time we indicate that the question-and-answer session is concluded. However, we encourage you to submit your questions before or during the formal business portion of the meeting and our prepared statements, in advance of the question-and-answer session, in order to ensure that there is adequate time to address questions in an orderly manner.

## Can I change or revoke my proxy?

The shares of common stock represented by each proxy will be voted in the manner you specified unless your proxy is revoked before it is exercised. You may change or revoke your proxy by providing written notice to Hillman's Secretary at 1280 Kemper Meadow Dr., Forest Park, Ohio 45240, by executing and sending us a subsequent proxy, or by voting your shares while logged in and participating in the 2023 Annual Meeting of Stockholders.

## How many shares are outstanding?

As of the close of business on the record date, April 3, 2023, our outstanding voting securities consisted of 194,548,420 shares of common stock.

## How many votes per share?

Each share of common stock outstanding on the record date will be entitled to one vote on each of the three director nominees and one vote on each other proposal. Stockholders may not cumulate votes in the election of directors.

## What voting instructions can I provide?

You may instruct the proxies to vote "For" or "Against" each proposal, or you may instruct the proxies to "Abstain" from voting.

## What happens if proxy cards or voting instruction forms are returned without instructions?

If you are a registered stockholder and you return your proxy card without instructions, the proxies will vote in accordance with the recommendations of the Board.

If you hold shares in street name and do not provide your broker with specific voting instructions on Proposals 1 and 2, which are considered non-routine matters, your broker does not have the authority to vote on those proposals. This is generally referred to as a "broker non-vote." Proposal 3, ratification of auditors, is considered a routine matter and, therefore, your broker may vote your shares according to your broker's discretion.

The vote required, including the effect of broker non-votes and abstentions for each of the matters presented for stockholder vote, is set forth below.

## What are the voting requirements and voting recommendation for each of the proposals?

| Proposals | | Board Recommendation | Voting Approval Standard | Effect of Abstention | Effect of Broker Non-vote |
|---|---|---|---|---|---|
| 01 | Election of Directors | FOR each Director Nominee | More votes "FOR" than "AGAINST" since an uncontested election | No Effect | No Effect |
| 02 | Non-Binding Vote to approve Executive Compensation | FOR | Affirmative vote of the majority of shares participating in the vote | No Effect | No Effect |
| 03 | Ratification of Independent Auditors | FOR | Affirmative vote of the majority of shares participating in the vote | No Effect | Not Applicable |

HILLMAN™

# ITEM NO. 1
## ELECTION OF DIRECTORS



**THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF ALL DIRECTOR NOMINEES.**

## Nominees for Term to Expire in 2026

| | | |
|---|---|---|
| **AARON P. JAGDFELD**<br>Director | **DAVID A. OWENS**<br>Director | **PHILIP K. WOODLIEF**<br>Director |

YOU ARE BEING ASKED TO ELECT THREE DIRECTOR NOMINEES FOR A TERM EXPIRING IN 2026.
As of the date of this proxy statement, the Board consists of ten members and is divided into two classes of three members and one class of four members. The members of the three classes are elected to serve for staggered terms of three years.

Each of the nominees is a current director of the Company who has consented to stand for re-election to the Board with a term expiring at the Company's 2026 Annual Meeting of Stockholders. In the event that any of the nominees becomes unavailable to serve as a director before the Annual Meeting, the Board may designate a new nominee, and the persons named as proxies will vote for that substitute nominee.

# Director Qualifications and Attributes

The Nominating and ESG Committee is responsible for developing and recommending to the Board a set of director qualifications and attributes that are applicable to the Company's business and strategic direction.  The Nominating and ESG Committee evaluates each director candidate on the basis of the length, breadth and quality of the candidate's business experience, the applicability of the candidate's skills and expertise to the Company's business and strategic direction, the perspectives that the candidate would bring to the entire Board, and the personality or "fit" of the candidate with our culture, existing members of the Board, and management.

The following are descriptions of the qualifications and attributes that the Board believes are important in effective oversight of the Company:

| Qualifications and Attributes | Relevance to Hillman |
| --- | --- |
| Diversity | We believe diversity strengthens our competitive advantage and reflects the consumers we serve. |
| Finance | Our business involves complex financial transactions and reporting requirements. |
| Governance | As a public company, we and our stockholders expect effective oversight and transparency. |
| Human Capital Management | Directors with experience in organizational management and talent development provide key insights into developing and investing in our employees. |
| Information Technology / Cybersecurity | We rely on technology to manage customer, employee and supplier data and deliver products and services to the market, and it is important to protect this data. |
| Marketing / Communications | Effective marketing and communications are critical to building customer loyalty, deepening customer engagement, and expanding market share. |
| Mergers & Acquisitions | Ability to assess M&A opportunities for a strategic fit, strong value creation potential, and clear execution capacity. |
| Product Development | Ideation, research and development, and commercialization of products and services are critical to our growth and customer retention. |
| Retail/ Merchandising | Experience in the retail industry provides a relevant understanding of the business, strategy and marketplace dynamics of our customers and the markets we serve. |
| Senior Leadership | The significant leadership experience that comes from a senior leadership role can provide insight on business operations, driving growth, and building and strengthening corporate culture. |
| Strategic Management | Our Board regularly reviews and has input on our strategic plan, which guides our long-term business investments and objectives and our capital allocation. |
| Supply Chain | Upstream and downstream supply chain management, structure and design are critical to our strategic initiatives and sourcing. |

HILLMAN™

Directors and director nominees self-identified their qualifications, attributes, and expertise gained through their varied backgrounds and industries. The overall qualifications and attributes represented on the Board, as identified by the directors, is demonstrated through the following chart:

| Qualifications and Attributes | Cahill | Dowling | Gendron | Jagdfeld | O'Leary | Owens | Scharfenberger | Swygert | Woodlief | Zannino |
|---|---|---|---|---|---|---|---|---|---|---|
| Diversity | | ■ | ■ | | | ■ | | ■ | | |
| Finance | ■ | ■ | ■ | ■ | ■ | | ■ | ■ | ■ | ■ |
| Governance | ■ | ■ | ■ | | ■ | | ■ | ■ | ■ | ■ |
| Human Capital Management | ■ | | | ■ | ■ | ■ | | ■ | ■ | ■ |
| Information Technology / Cybersecurity | | | | | | ■ | | | | |
| Marketing / Communications | ■ | | | ■ | ■ | ■ | | | | ■ |
| Mergers & Acquisitions | ■ | ■ | ■ | ■ | ■ | | ■ | | ■ | ■ |
| Product Development | ■ | ■ | | ■ | | ■ | | | | |
| Retail/ Merchandising | ■ | | | | | ■ | ■ | ■ | | ■ |
| Senior Leadership | ■ | | ■ | ■ | ■ | ■ | ■ | ■ | ■ | ■ |
| Strategic Management | ■ | ■ | ■ | ■ | ■ | ■ | ■ | ■ | ■ | ■ |
| Supply Chain | ■ | | | | ■ | | | ■ | | |

# Board Diversity Matrix (as of April 19, 2023)

The Board believes the Company benefits from the diversity of experience and perspectives of its members. The following Board Diversity Matrix in the format required under applicable Nasdaq rules:

| Total Number of Directors | 10 | | | |
|---|---|---|---|---|
| | Female | Male | Nonbinary | Did Not Disclose Gender |
| **Part I: Gender Identity** | | | | |
| Directors | 2 | 8 | - | - |
| **Part II: Demographic Background** | | | | |
| African American or Black | - | 1 | - | - |
| Alaskan Native or Native American | - | - | - | - |
| Asian | - | - | - | - |
| Hispanic or Latinx | - | 1 | - | - |
| Native Hawaiian or Pacific Islander | - | - | - | - |
| White | 2 | 7 | - | - |
| Two or More Races or Ethnicities | - | 1 | - | - |
| LGBTQ+ | - | | | |
| Did Not Disclose Demographic Background | - | | | |

## Board Diversity



**AGE**
- 2
- 4
- 4
  - Age 50-55
  - Age 55-65
  - Age 65-70

**TENURE**
- 5
- 4
- 1
  - 0-3 Years
  - 4-7 Years
  - 8 – 10 Years

**ETHNICITY**
- 2
- 8
  - Ethnically Diverse
  - Not Ethnically Diverse

**GENDER**
- 2
- 8
  - Female
  - Male

HILLMAN™

## Director Nominees for a Term to Expire in 2026

The experience, qualifications, attributes, and skills that led the Nominating and ESG Committee and the Board to conclude that the following individuals should serve as directors are set forth below. The committee memberships stated below are those in effect as of the date of this proxy statement.  References to director service to Hillman include service to our predecessor companies HMAN Group Holdings, Inc. and The Hillman Companies, Inc., as applicable.



# AARON P. JAGDFELD
### Director | Age: 51 | Director Since: 2014
### Committees: Compensation (Chair)

Mr. Jagdfeld has been the President and Chief Executive Officer of Generac Power Systems, Inc. since September 2008 and a director of Generac since November 2006 (NYSE: GNRC). Mr. Jagdfeld began his career at Generac in the finance department in 1994 and became Generac's Chief Financial Officer in 2002. In 2007, he was appointed President and was responsible for sales, marketing, engineering, and product development. Prior to joining Generac, Mr. Jagdfeld worked in the audit practice of the Milwaukee, Wisconsin office of Deloitte & Touche from 1993 to 1994. Mr. Jagdfeld was selected to serve on our board of directors due to his extensive management and financial experience. Mr. Jagdfeld was initially selected as a director nominee by mutual consent of CCMP and Landcadia.



# DAVID A. OWENS
### Director | Age: 60 | Director Since: 2018
### Committees: Nominating and ESG (Chair)

Dr. Owens has been the executive director of The Wond'ry, Vanderbilt University's center for creativity, innovation, design, and making since 2019.  He is also Professor of the Practice of Innovation at the Vanderbilt Graduate School of Management where he has taught since 1998.  Dr. Owens has significant industry experience, having served as an independent management consultant for numerous Fortune 100 companies since 1998 and having served as CEO of Griffin Technologies, a consumer products company, from 2017 to 2018.  Dr. Owens was selected to serve on our board of directors due to his financial and business experience. Dr. Owens was initially selected as a director nominee by mutual consent of CCMP and Landcadia.



# PHILIP K. WOODLIEF

Director | Age: 69 | Director Since: 2015
Committees: Audit (Chair)

Mr. Woodlief has been an independent financial consultant since 2007 and was an Adjunct Professor of Management at Vanderbilt University's Owen Graduate School of Business from 2010 to 2020. At Vanderbilt, Mr. Woodlief taught Financial Statement Research and Financial Statement Analysis. Mr. Woodlief also currently serves as a Visiting Instructor of Accounting at Sewanee: The University of the South from 2017 to 2020. Prior to 2008, Mr. Woodlief was Vice President and Chief Financial Officer of Doane Pet Care, a global manufacturer of pet products. Prior to 1998, Mr. Woodlief was Vice President and Corporate Controller of Insilco Corporation, a diversified manufacturer of consumer and industrial products. Mr. Woodlief began his career in 1979 at KPMG Peat Marwick in Houston, Texas, progressing to the Senior Manager level in the firm's Energy and Natural Resources practice. Mr. Woodlief was a certified public accountant. Mr. Woodlief currently serves on the board of trustees, and chairs the Finance Committee, of Sewanee St. Andrew's School. Mr. Woodlief previously served on the board of Founder Sport Group from 2017 to 2020. Mr. Woodlief was selected to serve on our board of directors due to his financial and business experience. Mr. Woodlief was initially selected as a director nominee by mutual consent of CCMP and Landcadia.

# THE BOARD RECOMMENDS A VOTE FOR EACH DIRECTOR NOMINEE.

**HILLMAN**™

## Continuing Directors – Term to Expire in 2024



# DIANA DOWLING

Director | Age: 57 | Director Since: 2021

Committees: Compensation, Nominating and ESG

Ms. Dowling has been an innovation and strategy consultant advising corporations on partnerships, M&A activity, and new product initiatives since 2017. Her recent clients include Epiq, where she focused on data privacy products and acquisitions, and Pitney Bowes, where she focused on mobile location data and ecommerce. While consulting at Pitney Bowes, Ms. Dowling led both the business strategy for the Newgistics acquisition, as well as the post-merger integration. She is also the CEO/Founder of Two Hudson Ventures, investing in start-ups and real estate. Earlier in her career, Ms. Dowling was a VP of Business Development at MaMaMedia, a digital media startup, and Director of Business Development at Hearst New Media. In addition, she worked as a market research analyst at Tontine Partners. Ms. Dowling began her career as an analyst and associate at Bankers Trust. She was Executive Director of Harvard Business School Alumni Angels NY, as well as Co-Chair of HBSCNY Entrepreneurship. Ms. Dowling was selected to serve on our board of directors due to her experience in digital marketing, e-commerce, data and analytics, innovation, new business development, and M&A. Ms. Dowling was initially selected as a director nominee by mutual consent of CCMP and Landcadia.



# TERESA GENDRON

Director | Age: 53 | Director Since: 2021

Committee: Audit

Ms. Gendron has been the Chief Financial Officer of Markel Corporation since 2023. Previously, Ms. Gendron had been the Vice President and Chief Financial Officer of Jefferies from 2014 to 2023. From 2011 to 2014, Ms. Gendron was the Vice President and Controller of Gannett Co., Inc., a NYSE listed international media and marketing solutions company, and performed the duties of Chief Accounting Officer. Previously, Ms. Gendron was Vice President and Controller at NII Holdings, Inc., a mobile communication services company, which she joined as its Finance Director in 1998. Ms. Gendron was selected to serve on our board of directors due to her financial and business experience. Ms. Gendron was initially selected as a director nominee by mutual consent of CCMP and Landcadia.



## DANIEL O'LEARY
### Director | Age: 67 | Director Since: 2021
### Committees: Audit, Nominating and ESG

Mr. O'Leary is an independent consultant who served as President and CEO of Edgen Murray Corporation from 2003 to 2021. He was appointed Chairman of the board of Edgen Murray in 2006. He began at Edgen Murray, a distributor for energy infrastructure components, specialized oil and gas parts and equipment, and its predecessor companies in 2003, guiding a management buyout that grew the company through a series of acquisitions and growth initiatives. The company went public in May 2012 and was acquired in 2013 by Sumitomo Corporation. Mr. O'Leary has served on the board of Vitesse Energy, Inc. (NYSE: VTS), and has been designated as Lead Director, since 2023 and Custom Ecology, Inc. since 2021. Additionally, he served as an independent director on the board of Sprint Industrial from 2017 to 2019. Mr. O'Leary has a long career in leadership positions in manufacturing and distribution, principally in the oil and gas and energy infrastructure markets. Mr. O'Leary was selected to serve on our board of directors due to his extensive management, operational, investment, and business experience. Mr. O'Leary was initially selected as a director nominee pursuant to Landcadia's nomination rights.



## JOHN SWYGERT
### Director | Age: 54 | Director Since: 2021
### Committee: Audit

Mr. Swygert has been the President, Chief Executive Officer, and a Director of Ollie's Bargain Outlet Holdings, Inc. (Nasdaq: OLLI) since December 2019. Prior to this appointment, Mr. Swygert was Ollie's Executive Vice President and Chief Operating Officer since January 2018. Mr. Swygert joined Ollie's in March 2004 as Chief Financial Officer and was later promoted to Executive Vice President and Chief Financial Officer in 2011. Mr. Swygert has worked in discount retail as a finance professional for 30 years. Prior to joining Ollie's, Mr. Swygert was Executive Vice President and Chief Financial Officer at Factory 2-U Stores, Inc. He held several positions while at Factory 2-U Stores from 1992, ranging from Staff Accountant, Assistant Controller, Controller, Director of Financial Planning and Analysis, Vice President of Finance and Planning, and Executive Vice President and Chief Financial Officer. Mr. Swygert also previously worked for PETCO Animal Supplies, Inc. in Business Development and Financial Analysis. Mr. Swygert previously served on the board of Truck Hero Holdings, Inc. from 2018 through January 2021. Mr. Swygert was selected to serve on our board of directors due to his extensive financial, operational and management experience in the retail field.

**HILLMAN**™

## Continuing Directors – Term to Expire in 2025



# DOUGLAS J. CAHILL

Chairman, President, and Chief Executive Officer

Age: 63 | Director Since: 2014

Mr. Cahill has been our Chairman since 2014 and Hillman's President and Chief Executive Officer since 2019. Prior to joining Hillman, Mr. Cahill was a Managing Director of CCMP from July 2014 to July 2019 and was a member of CCMP's Investment Committee and previously was an Executive Adviser of CCMP from March 2013. Mr. Cahill served as President and Chief Executive Officer of Oreck, the manufacturer of upright vacuums and cleaning products, from May 2010 until December 2012. Prior to joining Oreck, Mr. Cahill served for eight years as President and Chief Executive Officer of Doane Pet Care Company, a private label manufacturer of pet food and former CCMP portfolio company, through to its sale to MARS Inc. in 2006. From 2006 to 2009, Mr. Cahill served as president of Mars Petcare U.S. Prior to joining Doane in 1997, Mr. Cahill spent 13 years at Olin Corporation, a diversified manufacturer of metal and chemicals, where he served in a variety of managerial and executive roles. Mr. Cahill serves as a Board Member for Junior Achievement of Middle Tennessee and the Visitor Board at Vanderbilt University's Owen Graduate School of Management. In January 2009, Mr. Cahill was appointed as an Adviser to Mars Incorporated. Mr. Cahill previously served as a director of Banfield Pet Hospital from 2006 to 2016, Ollie's Bargain Outlet (Nasdaq: OLLI) from 2013 to 2016, Jamieson Laboratories from 2014 to 2017, Founder Sport Group from 2016 to 2019, and Shoes for Crews from 2015 to 2019. Mr. Cahill serves as the Chairman of our board of directors due to his financial, investment, and extensive management experience.



# JOSEPH M. SCHARFENBERGER, JR.

Director | Age: 51 | Director Since: 2015

Committee: Compensation

Mr. Scharfenberger has been a Managing Director of CCMP since July 2009 and is a member of CCMP's Investment Committee. Prior to joining CCMP, Mr. Scharfenberger worked at Bear Stearns Merchant Banking. Prior to joining Bear Stearns Merchant Banking, Mr. Scharfenberger worked in the private equity division at Toronto Dominion Securities. Mr. Scharfenberger currently serves on the boards of Founder Sport Group, Shoes for Crews, and Truck Hero, Inc. Mr. Scharfenberger previously served as a director of Jamieson Laboratories from 2014 to 2017 and as a director of Jetro Cash and Carry from 2015 to 2019. Mr. Scharfenberger was selected to serve on our board of directors due to his financial, investment, and business experience. Mr. Scharfenberger was initially selected as a director nominee pursuant to CCMP's nomination rights.


HILLMAN



# RICHARD F. ZANNINO

Director | Age: 64 | Director Since: 2014
Committee: Compensation

Mr. Zannino has been a Managing Director of CCMP since July 2009 and is a member of CCMP's Investment Committee. Prior to joining CCMP, Mr. Zannino was Chief Executive Officer and a member of the board of directors of Dow Jones & Company. Mr. Zannino joined Dow Jones as Executive Vice President and Chief Financial Officer in February 2001 before his promotion to Chief Operating Officer in July 2002 and to Chief Executive Officer and Director in February 2006. Prior to joining Dow Jones, Mr. Zannino was Executive Vice President in charge of strategy, finance, M&A, technology, and a number of operating units at Liz Claiborne. Mr. Zannino joined Liz Claiborne in 1998 as Chief Financial Officer. In 1998, Mr. Zannino served as Executive Vice President and Chief Financial Officer of General Signal. From 1993 until early 1998, Mr. Zannino was at Saks Fifth Avenue, ultimately serving as Executive Vice President and Chief Financial Officer. Mr. Zannino currently serves on the boards of Ollie's Bargain Outlet (Nasdaq: OLLI), Estee Lauder Companies (NYSE: EL), IAC/InterActiveCorp. (Nasdaq: IAC), Founder Sport Group, and Shoes for Crews and is a trustee of Pace University. Mr. Zannino previously served as a director of Eating Recovery Center from 2018 to 2021, Truck Hero, Inc. from 2018 to 2021, and Jamieson Laboratories from 2014 to 2017. Mr. Zannino was selected to serve on our board of directors due to his financial, investment, and business experience. Mr. Zannino was initially selected as a director nominee pursuant to CCMP's nomination rights.

HILLMAN™

The Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and ESG Committee. In addition, the Board has adopted Corporate Governance Principles and a Code of Business Conduct and Ethics. Each of these documents and the charters of the Board Committees are posted on the Company's web site at https://ir.hillmangroup.com/corporate-governance/governance-documents.

### DIRECTOR INDEPENDENCE

The Board and the Nominating and ESG Committee have reviewed and evaluated transactions and relationships with Board members and Board nominees to determine the independence of each of the members or nominees. The Board does not believe that any of its non-employee members or nominees have relationships with the Company that would interfere with the exercise of independent judgment in carrying out his or her responsibilities as a director. The Board has determined that each of Ms. Dowling, Ms. Gendron, Mr. Jagdfeld, Mr. O'Leary, Mr. Owens, Mr. Scharfenberger, Mr. Swygert, Mr. Woodlief, and Mr. Zannino are "independent directors" as defined in Nasdaq rules and the applicable SEC rules. In making these determinations, the Board considered (i) Mr. Scharfenberger's and Mr. Zannino's affiliation with CCMP, which beneficially owns 11.5% of the Company's common stock; (ii) the prior service by our CEO, Mr. Cahill, as a Managing Director at CCMP and the fact that he retains carried interest in the private equity fund CCMP Capital Investors III, L.P., the value of which is based on the performance of investments unrelated to Hillman; and (iii) Ms. Gendron's role as Chief Financial Officer of Jefferies through March 2023, which serves as a lender to the Company and has a current and long standing investment banking relationship with the Company.

### BOARD ATTENDANCE

Each member of the Board is expected to make a reasonable effort to attend all meetings of the Board, all applicable committee meetings and each annual meeting of stockholders. There were 6 meetings of our Board during the fiscal year ended December 31, 2022. Each director attended at least 75% of the aggregate meetings of the Board and the committees on which he or she served in fiscal 2022. Seven of our directors attended our 2022 Annual Meeting of Stockholders.

### BOARD LEADERSHIP STRUCTURE

Our Corporate Governance Principles provide our Board with flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer in accordance with its determination that utilizing one or the other structure would be in the best interests of our Company. Currently, the roles are combined, with Mr. Cahill serving as Chairman of the Board and Chief Executive Officer. Our Board has determined that combining the roles of Chairman of the Board and Chief Executive Officer is in the best interests of our Company and its stockholders at this time because it promotes unified leadership by Mr. Cahill and allows for a single, clear focus for management to execute the Company's strategy and business plans.

Due to the strong leadership of Mr. Cahill, coupled with the independent oversight provided by our independent Audit Committee, our Board has concluded that our current leadership structure is appropriate at this time. However, our Board will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

### BOARD ROLE IN RISK OVERSIGHT

The Board executes its oversight responsibility for risk management with the assistance of its Audit Committee, Compensation Committee, and Nominating and ESG Committee. The Audit Committee oversees the Company's risk management activities, generally, and is charged with reviewing and discussing with management the Company's major risk exposures and emerging risks and the steps management has taken to monitor, control, and manage these exposures. The Audit Committee's meeting agendas include discussions of individual risk areas throughout the year, as well as an annual summary of the risk management process, including the Company's risk assessment and risk management guidelines. The Compensation Committee oversees the Company's compensation policies generally to determine whether they create risks that are reasonably likely to have a material adverse effect on the Company. The Nominating and ESG Committee monitors compliance with the Corporate Governance Principles and reviews the Company's management of risks related to corporate social responsibility, including with respect to sustainability and the environment.

Although the Board and its committees oversee risk management for the Company, management is responsible for the day-to-day management and mitigation of the Company's risks. We believe this division of responsibility reflects the appropriate roles of the Board and management in assessing and managing risks.

## DIRECTOR NOMINEE SELECTION PROCESS

The Nominating and ESG Committee is responsible for recommending to the Board a slate of nominees for election at each annual meeting of stockholders. The Nominating and ESG Committee recruits candidates for Board membership through its own efforts and through recommendations from other directors, management, and stockholders. In addition, the Nominating and ESG Committee may retain an independent search firm to assist in identifying and recruiting director candidates who meet the criteria developed by the Nominating and ESG Committee.

The Nominating and ESG Committee also considers the specific experience and abilities of director candidates in light of our current business, strategy, structure, and the current or expected needs of the Board in its identification and recruitment of director candidates.

## CANDIDATES NOMINATED BY STOCKHOLDERS

Stockholders who wish to recommend director candidates for consideration by the Nominating and ESG Committee may send a written notice to the Secretary at the Company's principal executive offices. Stockholders should review the Company's Bylaws and most recent proxy statement filed with the SEC to determine the applicable deadlines for the Company's receipt of a stockholder's nomination notice.

In general, the notice should indicate the name, age, and address of the person recommended, the person's principal occupation or employment for the last five years, other public company boards on which the person serves, whether the person would qualify as independent as the term is defined under the applicable listing standards of Nasdaq, and the class and number of shares of Company securities owned by the person. The Nominating and ESG Committee may require additional information to determine the eligibility and qualifications of the person recommended. The notice should also state the name and address of, and the class and number of shares of Company securities owned by, the person or persons making the recommendation.

In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934 no later than April 1, 2024, which is the date 60 calendar days prior to the one year anniversary of the 2023 Annual Meeting.

## BOARD DIVERSITY

In determining whether to recommend a director nominee, the Nominating and ESG Committee members consider and discuss diversity, among other factors, with a view toward the needs of the Board as a whole. The committee members generally conceptualize diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional background, education, skills and other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on the Board.  The Board commits that highly qualified women and minority candidates will be included in each pool from which new non-incumbent director nominees are chosen, as well as highly qualified candidates with otherwise diverse backgrounds, skills, and experiences.

## PERIODIC EVALUATION OF THE BOARD

The Nominating and ESG Committee oversees a Board evaluation process for the Board and its committees each year.  As part of the Board evaluation process, the Board considers, among other matters, whether its composition reflects the skills needed to appropriately oversee the Company's long-term strategy and continued success. The Board also evaluates its processes and interactions with management to determine whether it is operating efficiently with respect to its oversight responsibilities.

## CORPORATE GOVERNANCE PRINCIPLES

We operate under a set of Corporate Governance Principles designed to promote good corporate governance and align the interests of our Board and management with those of our stockholders. The Corporate Governance Principles relate to the role, composition, structure, and functions of the Board and the Company. The Nominating and ESG Committee is responsible for periodically reviewing these Corporate Governance Principles and recommending any changes to the Board.

**HILLMAN**™

## MAJORITY VOTING POLICY IN UNCONTESTED ELECTIONS

Pursuant to our Corporate Governance Principles, in an uncontested election of directors (i.e., an election where the number of nominees does not exceed the number of directors to be elected), a nominee who receives more "Against" votes than "For" votes in such election is expected to promptly tender his or her resignation as a director. The Nominating and ESG Committee will consider each tendered director resignation and recommend to the Board whether to accept or reject it. After considering the recommendation of the Nominating and ESG Committee and any other information the Board deems appropriate, and within 90 days following the certification of the election results, the Board will act to accept or reject each tendered director resignation and promptly disclose its decision.

If a director's resignation is rejected, the Board will disclose the reasons for its decision, and the director will continue to serve the remainder of his or her term until his or her successor is duly elected or until his or her earlier death, resignation, or removal. If a director's resignation is accepted, the Board, in its sole discretion, may fill any resulting vacancy or decrease the size of the Board, in each case to the extent permitted by the Company's Bylaws.

Any director who tenders a resignation under this policy may not participate in the Nominating and ESG Committee recommendation or the action of the Board regarding whether to accept or reject such tender of resignation.

## CODE OF CONDUCT AND ETHICS

We have adopted a code of business conduct that applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, and principal accounting officer, which is available on our website at https://ir.hillmangroup.com/corporate-governance. Our code of business conduct is a "code of ethics", as defined in Item 406(b) of Regulation S-K. Please note that our internet website address is provided as an inactive textual reference only. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our internet website.

## PROHIBITION ON HEDGING AND PLEDGING

Our Insider Trading Policy prohibits directors and executive officers from engaging, directly or indirectly, in the pledging of, hedging transactions in, or short sales of, Hillman securities.

## STOCKHOLDER COMMUNICATION WITH THE BOARD

Any of the directors may be contacted by writing to them at: Board of Directors, c/o Secretary's Office, Hillman Solutions Corp., 1280 Kemper Meadow Dr., Forest Park, Ohio 45240.  The directors have requested that the Secretary of the Company act as their agent in processing any communication received. All communications that relate to matters that are within the scope of responsibilities of the Board and its committees will be forwarded to the Board. Communications relating to matters within the responsibility of one of the committees of the Board will be forwarded to the Chairperson of the appropriate committee. Communications relating to ordinary business matters are not within the scope of the Board's responsibility and will be forwarded to the appropriate officer at the Company. Solicitations, advertising materials, and frivolous or inappropriate communications will not be forwarded.

## Committees of the Board

To assist the Board in undertaking its responsibilities, and to allow deeper engagement in certain areas of Company oversight, the Board has established the following three standing committees: Audit Committee, Compensation Committee, and Nominating and ESG Committee.

All committees are composed exclusively of independent directors, as defined in Nasdaq rules and the applicable SEC rules. The current charter of each Board committee is available on our website at www.ir.hillmangroup.com under Corporate Governance – Governance Documents.

# AUDIT COMMITTEE
### Number of Meetings in 2022: 7

| MEMBERS | Philip K. Woodlief (Chair), Teresa Gendron, Daniel O'Leary, John Swygert |
|---|---|

**COMMITTEE FUNCTIONS**
- Assist the Board in its oversight of:
    - Integrity of the consolidated financial statements of the Company;
    - The Company's compliance with legal and regulatory requirements;
    - Independent auditor's qualifications and independence;
    - Performance of the Company's internal audit function and independent auditors; and
    - The Company's internal control over financial reporting;
- Appoint, retain or terminate the Company's independent auditors and pre-approve all audit, audit-related, tax, and other services, if any, to be provided by the independent auditors; and
- Prepare the Audit Committee Report.

**HILLMAN**

# COMPENSATION COMMITTEE

**Number of Meetings in 2022: 5**

| MEMBERS | Aaron P. Jagdfeld (Chair), Diana Dowling, Joseph M. Scharfenberger, Jr., Richard F. Zannino |
|---|---|

## COMMITTEE FUNCTIONS

- Review and approve the Company's overall compensation strategy;
- Review and approve, or recommend to the Board for approval, the compensation of the CEO and executive officers of the Company;
- Administers the Company's executive compensation policies and programs, including determining grants of equity awards under the plans;
- Prepare the Compensation Committee Report; and
- Has sole authority to retain and direct the committee's compensation consultant.

# NOMINATING AND ESG COMMITTEE

**Number of Meetings in 2022: 3**

| MEMBERS | David A. Owens (Chair), Diana Dowling, Daniel O'Leary |
|---|---|

## COMMITTEE FUNCTIONS

- Oversee the Company's corporate governance policies and procedures;
- Identify individuals qualified to become new directors, consistent with criteria approved by the Board;
- Review the qualifications of incumbent directors to determine whether to recommend them for reelection;
- Recommend to the Board qualified individuals to serve as committee members on the various Board committees; and
- Review the Board's performance and director independence.

## AUDIT COMMITTEE EXPERTISE

The Board has determined that Philip K. Woodlief qualifies as an "audit committee financial expert" as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of the Nasdaq Stock Market.  The Board has determined that Mr. Woodlief is an independent director as defined under applicable Nasdaq rules.

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the Compensation Committee was at any time during fiscal year 2022, or at any other time, one of our officers or employees. None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity during fiscal year 2022, one of whose executive officers served as a director of our Board or member of our Compensation Committee.

**HILLMAN**™

## SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the common shares beneficially owned as of April 1, 2023 by Hillman's directors, the NEOs, and the directors and executive officers as a group. The percentage of ownership is based on 201,420,105 of Hillman common shares outstanding on April 1, 2023, which includes the number of shares of common stock that could be acquired within 60 days following April 1, 2023 by the exercise of stock options and the vesting of time-based restricted stock units ("RSUs") held by our directors and executive officers set forth in footnote 3 below.

| Name[1] | Shares Beneficially Owned | |
| --- | --- | --- |
| | Amount and Nature of Beneficial Ownership (#)[2][3] | Percent of Class (%) |
| Douglas Cahill | 4,773,379 | 2.4 % |
| Joseph Scharfenberger | — | * |
| Richard Zannino | — | * |
| Daniel O'Leary | 27,537 | * |
| John Swygert | 17,537 | * |
| Aaron Jagdfeld | 231,809 | * |
| David Owens | 66,984 | * |
| Philip Woodlief | 66,984 | * |
| Diana Dowling | 17,537 | * |
| Teresa Gendron | 17,537 | * |
| Robert Kraft | 817,129 | * |
| Scott Ride | 333,185 | * |
| Scott K. Moore | 49,401 | * |
| George Murphy | 122,657 | * |
| All directors and executive officers as a group (nineteen individuals) | 8,224,895 | 4.1 % |

\* Less than 1%

(1) Unless otherwise noted, the business address of each beneficial owner is c/o The Hillman Group, Inc., 1280 Kemper Meadow Dr., Forest Park, Ohio 45240.

(2) This column consists of shares for which the directors and executives, directly or indirectly, have the power to vote or to dispose, or to direct the voting or disposition thereof, and also includes shares for which the person has the right to acquire beneficial ownership within 60 days following April 1, 2023. Except as otherwise noted, none of the named individuals shares with another person either voting or investment power as to the shares reported. None of the shares reported are pledged as security.

(3) Figures for the directors and executive officers include the number of shares of common stock that could have been acquired within 60 days following April 1, 2023 by the exercise of stock options or the vesting of time-based RSUs awarded under our equity plans as set forth below:

| Name | RSUs (#) | Options (#) |
|---|---|---|
| Douglas Cahill | — | 4,461,294 |
| Aaron Jagdfeld | 10,330 | 49,447 |
| David Owens | 10,330 | 49,447 |
| Philip Woodlief | 10,330 | 49,447 |
| Robert Kraft | — | 662,216 |
| Scott Ride | — | 333,185 |
| Scott Moore | — | 34,613 |
| George Murphy | — | 122,657 |
| Diana Dowling | 10,330 | — |
| Teresa Gendron | 10,330 | — |
| Dan O'Leary | 10,330 | — |
| John Swygert | 10,330 | — |
| All directors and executive officers as a group (nineteen individuals) | 72,310 | 6,799,375 |

HILLMAN™

# Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding the beneficial owners of more than five percent of Hillman common shares as of the close of business on April 1, 2023, based on reports on Schedule 13G or Schedule 13D and other information filed with the SEC.

| Name and Address of Beneficial Owner | Amount and Nature of Ownership (#) | Percentage of Class (%) |
|---|---|---|
| CCMP Capital Investors III, L.P. and related investment funds[1]<br>c/o CCMP Capital Advisors, LP<br>1 Rockefeller Plaza, 16th Floor<br>New York, New York 10020 | 22,455,000 | 11.5 % |
| The Vanguard Group[2]<br>100 Vanguard Blvd.<br>Malvern, PA 19355 | 12,633,674 | 6.5 % |
| Kayne Anderson Rudnick Investment Management, LLC[3]<br>2000 Avenue of the Stars, Suite 1110<br>Los Angeles, CA 90067 | 11,256,972 | 5.8 % |
| JPMorgan Chase & Co.[4]<br>383 Madison Avenue<br>New York, NY 10179 | 10,055,042 | 5.2 % |
| Jefferies Financial Group Inc.[5]<br>520 Madison Ave.<br>New York, New York 10022 | 9,858,276 | 5.1 % |

(1) Includes 16,263,437 shares held by CCMP Capital Investors, III L.P. ("CCMP III"), 975,677 shares held by CCMP Capital Investors (Employee), III L.P. ("CCMP III Employee") and 5,215,886 shares held by CCMP Co-Invest III A, L.P. ("CCMP Co-Invest", and collectively with CCMP III and CCMP III Employee, the "CCMP Investors"). The general partner of each of CCMP III and CCMP III Employee is CCMP Capital Associates III, L.P. ("CCMP Capital Associates"). The general partner of CCMP Co-Invest is CCMP Co-Invest III A GP, LLC ("CCMP Co-Invest GP"). The general partner of CCMP Capital Associates is CCMP Capital Associates III GP, LLC ("CCMP Capital Associates GP"). CCMP Capital Associates GP is wholly owned by CCMP Capital, LP. CCMP Capital, LP, is also the sole member of CCMP Co-Invest GP. The general partner of CCMP Capital, LP is CCMP Capital GP, LLC ("CCMP Capital GP"). CCMP Capital GP ultimately exercises voting and investment power over the shares held by the CCMP Investors. As a result, CCMP Capital GP may be deemed to share beneficial ownership with respect to the shares held by the CCMP Investors. The investment committee of CCMP Capital GP includes Joe Scharfenberger and Rich Zannino, each of whom serves as a director of the Company. Each of the CCMP entities has an address of c/o CCMP Capital Advisors, LP, 1 Rockefeller Plaza, 16th Floor, New York, New York 10020.

(2) This information is based on a Schedule 13-G filed by The Vanguard Group on February 9, 2023. The Vanguard Group has sole voting power for none of the shares, shared voting power for 84,196 of the shares, sole dispositive power for 12,457,234 of the shares, and shared dispositive power for 176,440 of the shares.

(3) This information is based on a Schedule 13-G filed by Kayne Anderson Rudnick Investment Management, LLC on February 14, 2023. Kayne Anderson Rudnick Investment Management, LLC has sole voting power for 6,519,209 of the shares, shared voting power for 3,136,087 of the shares, sole dispositive power for 8,120,885 of the shares, and shared dispositive power for 3,136,087 of the shares.

(4) This information is based on a Schedule 13-G filed by JPMorgan Chase & Co. on January 9, 2023. JPMorgan Chase & Co. has sole voting power for 9,544,920 of the shares, shared voting power for none of the shares, sole dispositive power for 10,055,042 of the shares, and shared dispositive power for none of the shares.

(5) This information is based on a Schedule 13-G/A filed by Jefferies Financial Group Inc., on behalf of itself and its controlled subsidiaries, on August 5, 2022. Jefferies Financial Group Inc. has sole voting power for 8,223,576 of the shares, shared voting power for 1,634,700 of the shares, sole dispositive power for 8,223,576 of the shares, and shared dispositive power for 1,634,700 of the shares.

# Delinquent Section 16(a) Reports

Based solely on a review of the forms filed during, or with respect to, fiscal year 2022 and written representations from each reporting person, we believe that our directors, executive officers, controller, and beneficial owner(s) of more than 10% of our common stock filed all required reports on a timely basis, except for the late filing of a Form 4 related to the grant of restricted stock units to George Murphy on October 28, 2022, which was not reported timely due to an inadvertent administrative oversight.

# Certain Relationships and Related Party Transactions

## REGISTRATION RIGHTS AGREEMENT – SECONDARY SALES

At the closing of the Business Combination, Hillman, Jefferies Financial Group Inc., TJF, LLC, certain CCMP investors and certain Oak Hill investors entered into the A&R Registration Rights Agreement, pursuant to which, among other things, the parties to the A&R Registration Rights Agreement agreed not to effect any sale or distribution of any equity securities of Hillman held by any of them for the periods stated therein from the Closing Date, and were granted certain registration rights with respect to their respective shares of Hillman common stock, in each case, on the terms and subject to the conditions therein.  Two members of our Board, Rich Zannino and Joe Scharfenberger, are employed by CCMP. Another director, Teresa Gendron, was the CFO of Jefferies Financial Group until March 2023.  Additionally, Oak Hill owned in excess of 5% of the Company's outstanding securities at certain times in fiscal 2022.

In April 2022, certain CCMP investors and certain Oak Hill investors sold 14,950,000 shares in a secondary public offering for gross proceeds of $149.5 million.  Hillman received no proceeds from the offering and, pursuant to its obligations under the A&R Registration Rights Agreement, incurred fees of approximately $0.8 million related to this offering.

In November 2022, certain CCMP investors sold 8,400,000 shares in a sale pursuant to Rule 144 of the Securities Act for gross proceeds of $60.0 million.  Hillman received no proceeds from the sale and, pursuant to its obligations under the A&R Registration Rights Agreement, incurred fees of approximately $0.2 million related to this sale.

## SALES TO OLLIE'S BARGAIN OUTLET

In fiscal 2022, Hillman made sales of $0.7 million to Ollie's Bargain Outlet Holdings, Inc. ("Ollie's").  The sales consisted of several transactions for the sale of excess inventory.  John Swygert, President and Chief Executive Officer of Ollie's, is a member of our Board of Directors.

## RELATED PARTY TRANSACTION POLICY

The Board has adopted a written related party transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related party transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"), any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related party had, has, or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related party.

In reviewing and approving any such transactions, our Audit Committee is tasked with considering all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction. All of the transactions described in this section were approved by our Audit Committee or Board, as applicable.

**HILLMAN**™

# Information about our Executive Officers

The following persons serve as our executive officers:

| Name | Position | Age |
| --- | --- | --- |
| Douglas Cahill | Chairman, President, and Chief Executive Officer | 63 |
| Robert O. Kraft | Chief Financial Officer and Treasurer | 52 |
| Jon Michael Adinolfi | Divisional President, Hillman US | 47 |
| Scott C. Ride | President, Hillman Canada | 52 |
| Randall Fagundo | Divisional President, Robotics and Digital Solutions | 63 |
| Aaron Parker | Vice President, Human Resources | 38 |
| Gary L. Seeds | Executive Vice President, Sales and Field Service | 64 |
| George S. Murphy | Divisional President, Protective Solutions & Sales | 58 |
| Amanda Kitzberger | Vice President, General Counsel and Secretary | 42 |
| Scott K. Moore | Chief Technology Officer | 51 |

The following is a brief biography of each of our executive officers.  References to executive officer service to Hillman include service to our predecessor companies HMAN Group Holdings, Inc. and The Hillman Companies, Inc., as applicable.

## DOUGLAS CAHILL
Douglas Cahill serves as Hillman's President and Chief Executive Officer since 2019 and Chairman of Hillman's board of directors since 2014. Prior to joining Hillman, Mr. Cahill was a Managing Director of CCMP from July 2014 to July 2019 and was a member of CCMP's Investment Committee and previously was an Executive Adviser of CCMP from March 2013. Mr. Cahill served as President and Chief Executive Officer of Oreck, the manufacturer of upright vacuums and cleaning products, from May 2010 until December 2012. Prior to joining Oreck, Mr. Cahill served for eight years as President and Chief Executive Officer of Doane Pet Care Company, a private label manufacturer of pet food and former CCMP portfolio company, through to its sale to MARS Inc. in 2006. From 2006 to 2009, Mr. Cahill served as president of Mars Petcare U.S. Prior to joining Doane in 1997, Mr. Cahill spent 13 years at Olin Corporation, a diversified manufacturer of metal and chemicals, where he served in a variety of managerial and executive roles. Mr. Cahill serves as a Board Member for Junior Achievement of Middle Tennessee and the Visitor Board at Vanderbilt University's Owen Graduate School of Management. In January 2009, Mr. Cahill was appointed as an Adviser to Mars Incorporated. Mr. Cahill previously served as a director of Banfield Pet Hospital from 2006 to 2016, Ollie's Bargain Outlet (Nasdaq: OLLI) from 2013 to 2016, Jamieson Laboratories from 2014 to 2017, Founder Sport Group from 2016 to 2019, and Shoes for Crews from 2015 to 2019. Mr. Cahill serves as the Chairman of our board of directors due to his financial, investment, and extensive management experience.

## ROBERT O. KRAFT
Robert O. Kraft serves as Hillman's Chief Financial Officer and Treasurer since November 2017. Prior to joining Hillman, Mr. Kraft served as the President of the Omnicare (Long Term Care) division, and an Executive Vice President, of CVS Health Corporation from August 2015 to September 2017. From November 2010 to August 2015, Mr. Kraft was Chief Financial Officer and Senior Vice President of Omnicare, Inc. Mr. Kraft began his career with

PriceWaterhouseCoopers LLP in 1992, was admitted as a Partner in 2004, and is a certified public accountant (inactive). Mr. Kraft currently serves on the board of Medpace Holdings, Inc (Nasdaq: MEDP).

## JON MICHAEL ADINOLFI
Jon Michael Adinolfi serves as Hillman's Divisional President, Hillman US since July 2019. Prior to joining Hillman, Mr. Adinolfi served as President of US Retail for Stanley Black & Decker from November 2016 to July 2019. Prior to that, he served as President of Hand Tools for Stanley Black & Decker from October 2013 to December 2016. From June 2011 to September 2013, he served as the CFO — North America, CDIY for Stanley Black & Decker.

## SCOTT C. RIDE
Scott C. Ride serves as President of The Hillman Group Canada ULC. Mr. Ride joined The Hillman Group Canada as the Chief Operating Officer in January 2015. Prior to joining Hillman, Mr. Ride served as the President of Husqvarna Canada from May 2011 through September 2014. From 2005 to 2011, Mr. Ride served in a variety of roles of increasing responsibility at Electrolux, including Senior Director of Marketing, Vice President and General Manager, and President.

## RANDALL FAGUNDO
Randall Fagundo serves as Hillman's Divisional President, Robotics and Digital Solutions since August 2018. Prior to joining Hillman, Mr. Fagundo served as the President, and Chief Executive Officer of MinuteKey from June 2010 to August 2018 when the company was acquired by Hillman.

## AARON PARKER
Aaron Parker serves as Hillman's Vice President, Human Resources since February 2023. From September 2020 to February 2023, Mr. Parker served as Director, then Senior Director, of Human Resources at Hillman. Prior to joining Hillman, Mr. Parker served in various positions in Human Resources at Fifth Third Bancorp from 2014 to 2020 and at Macy's, Inc. from 2009 to 2014.

## GARY L. SEEDS
Gary L. Seeds serves as Hillman's Executive Vice President, Sales & Field Service since February 2020. From January 2014 to February 2020, Mr. Seeds served as Senior Vice President, Sales at Hillman. From January 2003 to January 2014, Mr. Seeds served as Senior Vice President, Regional and International Sales at Hillman. From January 1993 to January 2003, Mr. Seeds served as Vice President of Traditional Sales at Hillman. From July 1992 to January 1993, Mr. Seeds served as Regional Vice President of Sales at Hillman. From January 1989 to July 1992, Mr. Seeds served as West Coast Regional Manager. Mr. Seeds joined Hillman as a sales representative in February 1984.

## GEORGE S. MURPHY
George Murphy serves as Hillman's Divisional President, Protective Solutions & Sales since September 2021. From October 2019 to September 2021, Mr. Murphy served as Executive Vice President, Sales at Hillman. Mr. Murphy served as Executive Vice President of Sales of our Big Time Products division from January 2018 to October 2019 and the President of Home Depot Sales from March 2016 to January 2018. Prior to joining Big Time Products, Mr. Murphy served as Senior Director of Sales for Master Lock from June 2007 to March 2016.

## AMANDA KITZBERGER
Amanda Kitzberger serves as Hillman's Vice President, General Counsel, and Secretary since February 2023. From July 2021 to January 2023, Ms. Kitzberger served as Hillman's Vice President Human Resources and Administration. Ms Kitzberger served as Assistant General Counsel at Hillman from 2019 to 2021. Prior to joining Hillman, Ms. Kitzberger was the Vice President and General Counsel at Clopay Plastic Products Co from 2014 to 2018 and served in in-house legal counsel roles at GOJO Industries, Inc. from 2008 to 2014.

## SCOTT K. MOORE
Scott K. Moore serves as Hillman's Chief Technology Officer since August 2022. From August 2018 to August 2022, Mr. Moore served as Senior Vice President, IT, of Hillman's Robotics and Digital Solutions division, and in the same role at MinuteKey from 2011 to August 2018 when the company was acquired by Hillman. From 2006 to 2011, Mr. Moore served as Chief Information Officer of AP-Networks, an oil and gas consultancy using data analytics to improve performance.

**HILLMAN**™

# EXECUTIVE COMPENSATION

## COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides an overview and analysis of our compensation programs, the compensation decisions we have made under these programs, and the factors we considered in making these decisions with respect to the compensation earned by the following individuals, who as determined under the rules of the SEC are collectively referred to herein as our named executive officers ("NEOs") for fiscal year 2022:

- Douglas J. Cahill, President and Chief Executive Officer
- Robert O. Kraft, Chief Financial Officer and Treasurer
- George S. Murphy, Divisional President, Protective Solutions
- Scott K. Moore, Chief Technology Officer
- Scott C. Ride, President, Hillman Canada

## Overview of the Compensation Program

### COMPENSATION PHILOSOPHY

The objective of our corporate compensation and benefits program is to establish and maintain competitive total compensation programs that will attract, motivate, and retain the qualified and skilled workforce necessary for the continued success of our business. To help align compensation paid to executive officers with the achievement of corporate goals, we have designed our cash compensation program as a pay- for-performance based system that rewards NEOs for their individual performance and contribution in achieving corporate goals. In determining the components and levels of NEO compensation each year, the Compensation Committee of our Board considers Company performance, and each individual's performance and potential to enhance long-term stockholder value. To remain competitive, our Compensation Committee also periodically reviews compensation survey information provided by our compensation consultant as another factor in setting NEO compensation. Our Compensation Committee relies on judgment and does not have any formal guidelines or formulas for allocating between long-term and currently paid compensation, cash and non-cash compensation, or among different forms of non-cash compensation for our NEOs.

## COMPONENTS OF TOTAL COMPENSATION

Compensation packages in 2022 for the Company's NEOs were comprised of the following elements:

### Short-Term Compensation Elements

| Element | Role and Purpose |
|---|---|
| Base Salary | Attract and retain executives and reward their skills and contributions to the day-to-day management of our Company. |
| Annual Performance-Based Bonuses | Motivate the attainment of annual Company and division, financial, operational, and strategic goals by paying bonuses determined by the achievement of specified performance targets with a performance period of one year. |
| Discretionary Bonuses | From time to time, the Company may award discretionary bonuses to compensate executives for special contributions or extraordinary circumstances or events. |

### Long-Term Compensation Elements

| Element | Role and Purpose |
|---|---|
| Stock Options, Restricted Stock Units, other Equity-Based Awards | Motivate the attainment of long-term value creation, align executive interests with the interests of our stockholders, create accountability for executives to enhance stockholder value, and promote long-term retention through the use of multi-year vesting equity awards. |
| Change of Control Benefits | Promote long-term retention and align the interests of executives with stockholders by providing for (i) for the pre-2021 time based awards granted prior to the Business Combination, acceleration of equity vesting in the event of a change in control transaction; and (ii) for all performance based awards granted at any time, and all time based awards granted in 2021 or later as a public company or anticipation of becoming a public company, no mandatory acceleration of equity vesting in the event of a change in control transaction. |
| Severance Benefits | We provide modest severance protection in the form of continued base salary and, in some cases, bonus payments in the event of a termination of employment without cause or for good reason for individual NEOs, as described below. |

### Benefits

| Element | Role and Purpose |
|---|---|
| Employee Benefit Plans and Perquisites | Participation in Company-wide health and retirement benefit programs, provide financial security and additional compensation commensurate with senior executive level duties and responsibilities. |

**HILLMAN**™

## Process

### ROLE OF THE COMPENSATION COMMITTEE AND MANAGEMENT

Our Compensation Committee meets quarterly to review and considers base salary and any proposed adjustments, prior year annual performance bonus results and targets for the current year, and any long-term incentive awards. Our Compensation Committee also reviews the compensation package for all new executive officer hires.

The key member of management involved in the compensation process is our Chief Executive Officer ("CEO"), Douglas J. Cahill. Our CEO presents recommendations for each element of compensation for each NEO, other than himself, to our Compensation Committee, which in turn evaluates these goals and either approves or appropriately revises them and presents them to our Board for review and approval. On an annual basis, a comprehensive report is provided by the CEO to our Compensation Committee on all of our compensation programs.

### DETERMINATION OF CEO COMPENSATION

Our Compensation Committee determines the level of each element of compensation for our CEO and presents its recommendations to our full Board for review and approval. Consistent with its determination process for other NEOs, our Compensation Committee considers a variety of factors when determining compensation for our CEO, including past corporate and individual performance, compensation information from our peer group, input from our compensation consultant, and general market survey data for similar size companies.

### ASSESSMENT OF MARKET DATA AND ENGAGEMENT OF COMPENSATION CONSULTANTS

In establishing the compensation for each of our NEOs, our Compensation Committee considers information about the compensation practices of companies both within and outside our industry and geographic region, and considers evolving compensation trends and practices generally. Our Compensation Committee reviews market data provided by our compensation consultant. Our Compensation Committee may review such survey data for market trends and developments, and utilize such data as one factor when making its annual compensation determinations.

In connection with the Business Combination in 2021, Pearl Meyer & Partners, LLC ("Pearl Meyer") was engaged as an independent executive compensation consultant to advise on the executive and director compensation programs of Hillman. We continued to engage Pearl Meyer in 2022 and anticipate that as a publicly traded company we will continue to use an executive compensation consultant going forward.

### ROLE OF COMPENSATION CONSULTANT

Pearl Meyer, our independent compensation consultant, provides research, market data, survey, proxy information, and design expertise in developing executive and director compensation programs. As requested by the Compensation Committee, Pearl Meyer provided the Compensation Committee with market data from proprietary databases and publicly available information to consider when making compensation decisions for the NEOs. Pearl Meyer also provided similar input to support compensation recommendations and decisions made for Company executives who are not NEOs.

Pearl Meyer regularly attended Compensation Committee meetings in fiscal 2022 and advised the Compensation Committee on principal aspects of executive compensation, including the competitiveness of individual executive pay levels and short- and long-term incentive designs. Pearl Meyer also provided advice with respect to the non-employee director compensation program. Pearl Meyer is engaged by and reports directly to the Compensation Committee.

## DEVELOPMENT AND USE OF PEER GROUP

Based on Pearl Meyer's recommendation, the Compensation Committee adopted a peer group of publicly traded industrial and consumer discretionary companies with similar revenues and market cap to determine competitive pay levels for input into the Compensation Committee's decision-making process.  For 2022, we used the following peer group (the "Peer Group"):

| | | |
|---|---|---|
| JELD-WEN Holding, Inc. | Masonite International Corporation | YETI Holdings, Inc. |
| Spectrum Brands Holdings, Inc. | American Woodmark Corporation | Richelieu Hardware Ltd. |
| Pool Corporation | Simpson Manufacturing Co., Inc. | Armstrong World Industries, Inc. |
| Allegion plc | Gibraltar Industries, Inc. | The AZEK Company Inc. |
| SiteOne Landscape Supply, Inc. | Lumber Liquidators Holdings, Inc. | PGT Innovations, Inc. |
| Griffon Corporation | Dorman Products, Inc. | Trex Company, Inc. |
| Floor & Decor Holdings, Inc | Leslie's, Inc. | |

As of the date on which the 2022 Peer Group was evaluated for purposes of providing input with respect to fiscal 2022 compensation, Hillman had the following financial characteristics compared to our 2022 Peer Group:

- Our net sales were at the 51st percentile; and
- Our market capitalization was at the 24th percentile.

The Compensation Committee made no changes to the 2022 Peer Group compared to the 2021 Peer Group, with the exception that BMC Stock Holdings was acquired in 2021 and was removed from the Peer Group as a result of the acquisition.

The Compensation Committee has not set a range or percentile relative to its Peer Group for determining the compensation of our NEOs and other executive officers.  Rather, the Peer Group is reviewed as one of many factors by our Compensation Committee.

**HILLMAN**™

## Short-Term Compensation Elements

### BASE SALARY

We believe that executive base salaries are an essential element to attract and retain talented and qualified executives. Base salaries are designed to provide financial security and a minimum level of fixed compensation for services rendered to the Company. Base salary adjustments may reflect an individual's performance, experience, cost of living adjustments, and/or changes in job responsibilities. We also consider the other compensation we provide to our NEOs, such as the grant date value of recently granted equity awards, when determining base salary.

The rate of annual base salary for each NEO for as of the last day of fiscal years 2022, 2021 and 2020 are set forth below.

| Name | 2022 Base Salary ($) | 2021 Base Salary ($) | 2020 Base Salary ($) |
|---|---|---|---|
| Douglas J. Cahill | 700,000 | 700,000 | 650,000 |
| Robert O. Kraft | 415,000 | 415,000 | 415,000 |
| George Murphy | 350,000 | 350,000 | 350,000 |
| Scott K. Moore [1] | 285,000 | 221,460 | 212,000 |
| Scott C. Ride [2] | 273,766 | 289,374 | 288,888 |

(1) Mr. Moore was promoted to Chief Technology Officer on August 1, 2022. Mr. Moore's base salary was increased from $229,211 to $285,000 on a go forward basis upon the effective date of his promotion.

(2) Mr. Ride is based in Canada and paid in Canadian dollars. His base salaries were converted to U.S. dollars for disclosure purposes using the following rates: 1.3544 effective December 31, 2022, 1.2813 effective December 25, 2021, and 1.2835 effective December 26, 2020.

The increase, if any, in base salary for each NEO for a fiscal year reflects each individual's particular skills, responsibilities, experience, and prior year performance. The fiscal year 2022 base salary amounts were determined as part of the total compensation paid to each NEO and were not considered, by themselves, as fully compensating the NEOs for their service to the Company.

### ANNUAL PERFORMANCE-BASED BONUSES

Pursuant to their employment agreements, each NEO is eligible to receive an annual cash bonus under the terms of a performance-based bonus plan. Each employment agreement specifies an annual target and maximum bonus as a percentage of the NEO's annual base salary, which percentages may be adjusted (but not decreased below those stated in the NEO's employment agreement) for any particular year in the discretion of our Board. The specific performance criteria and performance goals are established annually by our Compensation Committee in consultation with our CEO (other than with respect to himself) and approved by our Board. The performance targets are communicated to the NEOs following formal approval by our Compensation Committee and our Board, which is normally around March.

The table below shows the target bonus and threshold and maximum bonuses as a percentage of base salary for each NEO for 2022. Generally, the higher the level of responsibility of the NEO within the Company, the greater the percentages of base salary applied for that individual's target and maximum bonus compensation.

| | 2022 Threshold, Target and Maximum Bonus | | |
|---|---|---|---|
| Name | 2022 Threshold Bonus as a Percentage of Base Salary (%) | 2022 Target Bonus as Percentage of Base Salary (%) | 2022 Maximum Bonus as Percentage of Base Salary (%) |
| Douglas J. Cahill | 10% | 100% | 200% |
| Robert O. Kraft | 6% | 60% | 120% |
| Scott K. Moore [1] | 4% | 38% | 76% |
| George Murphy | 5% | 50% | 100% |
| Scott C. Ride | 5% | 50% | 100% |

(1) Mr. Moore was promoted to Chief Technology Officer on August 1, 2022. Mr. Moore's target bonus opportunity was increased from 30% of base salary to 50% of base salary on a go forward basis upon the effective date of his promotion. As a result, his weighted average bonus opportunity for fiscal year 2022 was calculated as 38% of base salary.

Historically, the Company's achievement of the threshold level of performance would result in a payout factor of 50% of the NEOs target bonus. However, given that the Company did not achieve its performance targets in fiscal 2021 and performance based bonuses were not paid to most employees, our CEO recommended, and the Compensation Committee approved, reducing the payout factor for a threshold level of performance from 50% of the NEOs target bonus to 10% of the NEOs target bonus. This lower payout factor for NEOs at the threshold level of performance would result in additional funds available to pay higher bonus payout levels for less senior employees.

**HILLMAN**™

The table below shows the performance criteria for fiscal year 2022 selected for each NEO and the relative weight of total target bonus assigned to each component.

| 2022 Performance Criteria and Relative Weight | | | |
|---|---|---|---|
| Name | Adjusted EBITDA (%) | Net Debt Pay Down (%) | RDS Division Adjusted EBITDA (%) |
| Douglas J. Cahill | 70% | 30% | —% |
| Robert O. Kraft | 70% | 30% | —% |
| Scott K. Moore | 50% | 20% | 30% |
| George Murphy | 70% | 30% | —% |
| Scott C. Ride | 70% | 30% | —% |

For 2022, the bonus criteria for all NEOs included two Company performance goals measured by (1) our Adjusted EBITDA for the year ended December 31, 2022, which is our consolidated earnings before interest, taxes, depreciation, and amortization, as adjusted for non-recurring charges as shown under the header "Adjusted EBITDA" ("Adjusted EBITDA"), and (2) our net debt pay down, which is the change in overall indebtedness less cash during the year ended December 31, 2022 ("Net Debt Pay Down").

Additionally, for Mr. Moore, his bonus criteria included an additional performance goal measured by the Adjusted EBITDA of our RDS division for the year ended December 31, 2022, which is our RDS division earnings before interest, taxes, depreciation, and amortization, as adjusted for non-recurring charges as shown under the header "RDS Adjusted EBITDA" ("RDS Adjusted EBITDA). Mr. Moore was on the RDS bonus plan at the beginning of fiscal 2022 given his role as Senior Vice President, IT prior to his promotion to Chief Technology Officer on August 1, 2022.

For any bonus to be awarded, the Adjusted EBITDA target must meet the threshold. Once the Adjusted EBITDA threshold is met, the final payout is dependent on the achievement of all metrics and their respective targets. Achievement at levels between threshold and maximum will result in payments on a sliding scale.

Adjusted EBITDA, Net Debt Pay Down, and RDS Adjusted EBITDA are non-GAAP measures. Please refer to Appendix A for additional information, including our definitions and use of Adjusted EBITDA, Net Debt Pay Down, and RDS Adjusted EBITDA, and for a reconciliation of those measures to the most directly comparable financial measures under GAAP.

The threshold, target, and maximum amounts and payout levels of each of the Adjusted EBITDA and Net Debt Pay Down targets that determine the annual bonus payouts to each of the NEOs are as follows (amounts in thousands):

| Metric | Threshold | Target | Maximum |
|---|---|---|---|
| Adjusted EBITDA [1] | $207,400 | $229,700 | $250,000 |
| Payout | 10% | 100% | 200% |

| Metric | Threshold | Target | Maximum |
|---|---|---|---|
| Net Debt Pay Down [1] | $100,000 | $125,000 | $150,000 |
| Payout | 10% | 100% | 200% |

| Metric | Threshold | Target | Maximum |
|---|---|---|---|
| RDS Adjusted EBITDA [1] | $80,500 | $89,100 | $96,900 |
| Payout | 10% | 100% | 200% |

(1) Non-GAAP metric, see Appendix A to this proxy statement for additional information, including our definitions, use of, and for a reconciliation of those measures to the most directly comparable financial measures under GAAP.

The level of performance actually achieved for the fiscal year ended December 31, 2022 in each of the above categories was as follows (amounts in thousands):

| Metric | Target ($) | Actual ($) | Achievement to Target | Resulting Payout Factor (%) |
|---|---|---|---|---|
| Adjusted EBITDA [1] | 229,700 | 210,249 | 91.5% | 21% |
| Net Debt Pay Down [1] | 125,000 | 43,489 | 34.8% | —% |
| RDS Adjusted EBITDA [1] | 89,100 | 80,529 | 90.4% | 10% |

(1) Non-GAAP metric, see Appendix A to this proxy statement for additional information, including our definitions, use of, and for a reconciliation of those measures to the most directly comparable financial measures under GAAP.

**HILLMAN**™

The annual bonus paid to each of our NEOs for the year ended December 31, 2022 was as follows:

| Name | 2022 Target Bonus ($) | Plan Based Bonus Calculation ($) | % of Target Bonus | Discretionary Adjustments | Bonus Actually Paid | % of Target Bonus |
|---|---|---|---|---|---|---|
| Douglas J. Cahill | 700,000 | 102,802 | 14.7% | — | 102,802 | 14.7% |
| Robert O. Kraft | 249,000 | 36,568 | 14.7% | — | 36,568 | 14.7% |
| George Murphy | 175,000 | 25,701 | 14.7% | — | 25,701 | 14.7% |
| Scott K. Moore | 99,366 | 13,673 | 13.8% | — | 13,673 | 13.8% |
| Scott C. Ride [1] | 136,883 | 20,122 | 14.7% | 150,920 | 171,042 | 125.0% |

(1)  Mr. Ride is based in Canada and paid in Canadian dollars. His 2021 Target bonus was converted to U.S. dollars for disclosure using 1.3544 exchange rate effective December 31, 2022.

As indicated in the table above, the Board exercised its discretion to increase Mr. Ride's bonus for 2022 to reflect a payout of 125.0% of his bonus target due to his leadership of our Canada segment and the strong financial performance of our Canada segment in 2022. The Board did not make any discretionary adjustments to the bonuses of any other NEOs in 2022.

## Long-Term Compensation Elements

### STOCK OPTIONS AND RESTRICTED SHARES

All equity awards granted prior to the Business Combination were granted under the 2014 Equity Incentive Plan (the "2014 Equity Incentive Plan"), pursuant to which we may grant options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards for up to an aggregate of 14,523,510 shares of stock. The 2014 Equity Incentive Plan is administered by the Compensation Committee.  No further grants will be made from the 2014 Equity Incentive Plan.

Upon the closing of the Business Combination, effective July 14, 2021, the Company established the 2021 Equity Incentive Plan. Under the 2021 Equity Incentive Plan (the "2021 Equity Incentive Plan"), the maximum number of shares of Stock that may be delivered in satisfaction of Awards under the Plan as of the Effective Date is (i) 7,150,814 shares, plus (ii) the number of shares of Stock underlying awards under the 2014 Equity Incentive Plan that on or after the Effective Date expire or become unexercisable, or are forfeited, cancelled, or otherwise terminated, in each case, without delivery of shares or cash therefor, and would have become available again for grant under the 2014 Equity Incentive Plan in accordance with its terms (not to exceed 14,523,510 shares of Stock in the aggregate) (the "Share Pool"). All grants made after the Business Combination and going forward will be made from the 2021 Equity Incentive Plan.

Our equity incentive plans are designed to align the interests of our stockholders and executive officers by increasing the proprietary interest of our executive officers in our growth and success to advance our interests by attracting and retaining key employees, and motivating such executives to act in our long-term best interests. We grant equity awards to promote the success and enhance the value of the Company by providing participants with an incentive for outstanding performance. Equity-based awards also provide the Company with the flexibility to motivate, attract, and retain the services of employees upon whose judgment, interest, and special effort the successful conduct of our operation is largely dependent.

In the year ended December 31, 2022, we granted 545,832 stock options to NEOs under the 2021 Equity Incentive Plan.  See the Grants of Plan-Based Awards in Fiscal Year 2022 table below for details of the grant for each NEO.

The options vest in four equal annual installments, subject to the grantee's continued employment on the vesting dates

In the year ended December 31, 2022, we granted 229,975 RSUs to NEOs under the 2021 Equity Incentive Plan. See the Grants of Plan-Based Awards in Fiscal Year 2022 table below for details of the grant for each NEO. The RSUs vest on the third anniversary of the grant date, subject to the grantee's continued employment on such vesting date.

### MR. MOORE'S PROMOTION TO CHIEF TECHNOLOGY OFFICER
On August 1, 2022, Mr. Moore was promoted to Chief Technology Officer of the Company. As explained in the tables above, in connection with Mr. Moore's promotion, the Compensation Committee increased his base salary to $285,000 and increased his target bonus opportunity to 50% of his base salary. The Compensation Committee also approved a one time grant of $249,998 of stock options and $249,997 of RSUs to Mr. Moore in connection with his promotion, which is in addition to the Company's annual equity award grants.

## Severance and Change in Control Benefits

We have entered into employment agreements with each of our NEOs that provide for severance payments and benefits in the event the NEO's employment is terminated under specified conditions including death, disability, termination by the Company without "cause," or the NEO resigns for "good reason" (each as defined in the agreements). In addition, we have provided for certain equity acceleration benefits designed to assure the Company of the continued employment and attention and dedication to duty of these key management employees and to seek to ensure the availability of their continued service, notwithstanding the possibility or occurrence of a change in control of the Company and resultant employment termination. The severance payments and equity vesting benefits payable both in the event of, and independently from, a change in control are in amounts that we have determined are necessary to remain competitive in the marketplace for executive talent. See "Potential Payments Upon Termination or Change in Control" for additional information.

## Employee Benefit Plans and Perquisites

Executives are eligible to participate in the same health and benefit plans generally available to all full-time employees, including health, dental, vision, term life, disability insurance, and supplemental long term disability insurance. In addition, the NEOs are eligible to participate in Hillman's Defined Contribution Plan (401(k) Plan) and Nonqualified Deferred Compensation Plan, both described below.

### DEFINED CONTRIBUTION PLANS
Our NEOs and most other full-time U.S. employees are covered under a 401(k) retirement savings plan (the "Defined Contribution Plan") which permits employees to make tax-deferred contributions and provides for a matching contribution of 50% of each dollar contributed by the employee up to 6% of the employee's compensation. In addition, the Defined Contribution Plan provides a discretionary annual contribution in amounts authorized by our Board, subject to the terms and conditions of the plan.

### NONQUALIFIED DEFERRED COMPENSATION PLAN
Prior to 2022, our NEOs and certain other employees w eligible to participate in the Hillman Nonqualified Deferred Compensation Plan (the "Deferred Compensation Plan"). The Deferred Compensation Plan was frozen at the end of fiscal 2021 such that the Deferred Compensation Plan does not allow new contributions. The Deferred Compensation Plan allows eligible employees to defer up to 25% of salary and commissions and up to 100% of bonuses. Prior to 2021, the Company contributed a matching contribution of 25% on the first $10,000 of employee deferrals, subject to a five-year vesting schedule.

### PERQUISITES
Mr. Cahill, Mr. Kraft, and Mr. Moore are entitled to reimbursement for the reasonable expenses of leasing or buying a car up to $700 per month. Mr. Murphy is entitled to reimbursement for the reasonable expenses of leasing or buying a car up to $750 per month. Mr. Ride is entitled to use of a Company car, incurring $16,411 in personal use in 2022.

**HILLMAN**™

## STOCK OWNERSHIP GUIDELINES

Following the Business Combination, the Board adopted stock ownership guidelines applicable to our executive officers, and our non-employee directors. Under our stock ownership guidelines, our Chief Executive Officer is required to hold shares of the Company's common stock with a value equal to at least five (5) times his or her annual base salary. Our Chief Financial Officer and Divisional President Hillman US and non-employee directors are required to hold shares of the Company's common stock with a value equal to three (3) times his or her annual base salary. Each of our other NEOs is required to hold shares of the Company's common stock with a value equal to at least two (2) times his or her annual base salary. Further detail on non-employee director compensation can be found in the section entitled "Compensatory Arrangements for Directors" below. Executive officers and non-employee directors are required to achieve the applicable level of ownership within five (5) years from the later of (a) the date these guidelines were adopted or (b) the date the person was initially designated an executive officer or director, as applicable, of the Company.

# Compensation Committee Report

The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

The Compensation Committee

**Aaron Jagdfeld (Chairman)**
**Diana Dowling**
**Joseph M. Scharfenberger, Jr.**
**Richard F. Zannino**

# Summary Compensation Table

The following table sets forth compensation that the Company's principal Chief Executive Officer ("CEO"), principal Chief Financial Officer ("CFO"), and each of the next three highest paid executive officers of the Company, or the NEOs, earned during the years ended December 31, 2022, December 25, 2021, and December 26, 2020 in each executive capacity in which each NEO served (including with our predecessor companies HMAN Group Holdings, Inc. and The Hillman Companies, Inc.).

| Name and Principal Position | Year | Salary ($) | Bonus ($)[1] | Stock Awards ($) | Option Awards ($)[2] | Non-Equity Incentive Plan Compensation ($)[3] | Compensation – All Other ($)[4] | Total ($) |
|---|---|---|---|---|---|---|---|---|
| **Douglas J. Cahill** President and CEO | 2022 | 700,000 | — | 899,997 | 899,123 | 102,802 | 17,363 | 2,619,285 |
| | 2021 | 698,077 | — | — | 2,637,196 | — | 13,827 | 3,349,100 |
| | 2020 | 631,250 | — | — | — | 846,235 | 100,776 | 1,578,261 |
| **Robert O. Kraft** CFO and Treasurer | 2022 | 415,000 | — | 299,999 | 299,708 | 36,568 | 17,992 | 1,069,267 |
| | 2021 | 415,000 | — | — | 3,130,835 | — | 15,104 | 3,560,939 |
| | 2020 | 403,029 | — | — | 748,158 | 1,824,173 | 23,905 | 2,999,265 |
| **George S. Murphy** Divisional President, Protective Solutions & Sales | 2022 | 350,000 | — | 399,992 | 149,852 | 25,701 | 18,928 | 944,473 |
| | 2021 | 350,000 | — | 250,005 | 827,098 | — | 12,635 | 1,439,738 |
| | 2020 | 350,000 | 68,513 | — | | 1,737,738 | 21,364 | 2,177,615 |
| **Scott K. Moore** Chief Technology Officer | 2022 | 252,814 | — | 399,992 | 249,998 | 13,673 | 34,945 | 951,422 |
| | 2021 | 221,460 | 206,976 | 100,540 | 211,485 | — | 2,300 | 742,761 |
| | 2020 | 211,780 | 465,024 | — | — | 58,598 | 7,589 | 742,991 |
| **Scott C. Ride**[5] President, Hillman Canada | 2022 | 273,766 | 150,920 | 219,992 | 219,784 | 20,122 | 16,411 | 900,995 |
| | 2021 | 289,384 | — | — | 1,839,399 | — | 24,306 | 2,153,089 |
| | 2020 | 288,895 | — | — | 269,954 | 188,566 | 24,681 | 772,096 |

(1) These discretionary bonuses are presented in the table in the year in which the bonuses were earned. The payments were made in the subsequent year. In 2020 and 2021, this reflects bonus payments based upon the LTCI plan for Mr. Moore. Discretion was exercised by the Board due primarily to (i) certain synergy charges to the operating business; and (ii) the negative impact of COVID-19 making certain of MinuteKey's kiosks inaccessible to customers.

(2) The amount included in the "Option Awards" column represents the grant date fair value of options calculated in accordance with FASB ASC Topic 718. See Note 13 - Stock Based Compensation, to the Consolidated Financial Statements included in our Form 10-K for the fiscal year ended December 31, 2022 for additional details. In accordance with SEC disclosure rules, the Option Awards column for 2021 also includes the incremental fair value associated with the modification to the vesting terms of the previously issued options with performance-based vesting. Upon completion of the Business Combination, performance-based vesting conditions of any option granted prior to 2021 were adjusted such that

the performance-based portion of the associated option will vest upon certain pre-established stock price hurdles. The amount of compensation included in 2021 associated with the modification of vesting terms of options is $2,266,137 for Mr. Kraft, $428,006 for Mr. Murphy, $211,485 for Mr. Moore, and $1,440,347 for Mr. Ride. See Note 13 - Stock Based Compensation, to the Consolidated Financial Statements included in our Form 10-K for the fiscal year ended December 25, 2021 for additional details.

(3) Represents earned bonuses for services rendered in each year and paid in the subsequent year based on achievement of performance goals under the performance-based bonus arrangements. "Compensation Discussion and Analysis—Short-Term Compensation Elements—Annual Performance-Based Bonuses" above, for additional information.

(4) The amounts in this column for 2022 consist of matching contributions to the Hillman 401(k) plan, car allowance or personal use of a company car, relocation / moving expenses, premiums for group term life insurance, or or other miscellaneous. These amounts are detailed below:

| Name | 401(k) Matching Contribution ($) | Car Allowance / Pers. Use Company Car ($) | Relocation / Moving ($) | Premium for Group Term Life Ins. ($) | Other Misc. ($) | Total Other Comp. ($) |
|---|---|---|---|---|---|---|
| Douglas J. Cahill | 7,673 | 8,400 | — | 1,188 | 102 | 17,363 |
| Robert O. Kraft | 9,178 | 8,400 | — | 414 | — | 17,992 |
| George Murphy | 9,154 | 9,000 | — | 774 | — | 18,928 |
| Scott K. Moore | 353 | 969 | 33,209 | 414 | — | 34,945 |
| Scott C. Ride | — | 16,411 | — | — | — | 16,411 |

(5) Mr. Ride is based in Canada and paid in Canadian dollars. His compensation was converted to U.S. dollars for disclosure using the following rates: 1.3544 effective December 31, 2022, 1.2813 effective December 25, 2021, and 1.2835 effective December 26, 2020.

**HILLMAN**™

# Grants of Plan-Based Awards in Fiscal Year 2022

The following table summarizes the plan-based incentive awards granted to NEOs in 2022:

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1] | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise Price of Option Awards ($) | Grant Date Fair Value of Stock and Option Awards ($)[2] |
|---|---|---|---|---|---|---|---|---|
| | | Minimum ($) | Target ($) | Maximum ($) | | | | |
| **Douglas J. Cahill** | 3/18/2022 | 70,000 | 700,000 | 1,400,000 | — | — | — | — |
| | 1/11/2022 | — | — | — | 90,543 | — | — | 899,997 |
| | 1/11/2022 | | — | — | | 273,639 | 9.94 | 899,123 |
| **Robert O. Kraft** | 3/18/2022 | 24,900 | 249,000 | 498,000 | — | — | — | — |
| | 1/11/2022 | — | — | — | 30,181 | — | — | 299,999 |
| | 1/11/2022 | — | — | — | — | 91,213 | 9.94 | 299,708 |
| **George Murphy** | 3/18/2022 | 17,500 | 175,000 | 350,000 | — | — | — | — |
| | 1/11/2022 | — | — | — | 15,090 | — | — | 149,995 |
| | 1/11/2022 | — | — | — | — | 45,606 | 9.94 | 149,852 |
| | 10/28/2022 | — | — | — | 32,808 | — | — | 249,997 |
| **Scott K. Moore** | 3/18/2022 | 9,937 | 99,366 | 198,732 | — | — | — | — |
| | 1/11/2022 | — | — | — | 15,090 | — | — | 149,995 |
| | 8/1/2022 | — | — | — | 24,131 | — | — | 249,997 |
| | 8/1/2022 | — | — | — | — | 68,485 | 10.36 | 249,998 |
| **Scott C. Ride** | 3/18/2022 | 13,688 | 136,883 | 273,766 | — | — | — | — |
| | 1/11/2022 | — | — | — | 22,132 | — | — | 219,992 |
| | 1/11/2022 | — | — | — | — | 66,889 | 9.94 | 219,784 |

(1) Reflects the 2022 performance-based bonus awards that each NEO was eligible to receive pursuant to the Company's 2022 performance bonus plan. The award opportunities presented in the table represent the potential payout range based on percentages of base salary at threshold, target, and maximum levels of corporate performance. See the description of Annual Performance Bonus in the Compensation Discussion and Analysis for a description of the specific performance components and more detail regarding the determination of actual 2022 performance-based bonus payments. As previously noted, Mr. Moore's bonus opportunity shown in the table above reflects a prorated calculation using his base salary and bonus opportunity for the period before and period after his promotion to Chief Technology Officer on August 1, 2022.

(2) The amount included in this column represents the grant date fair value of options and restricted stock calculated in accordance with FASB ASC Topic 718. See Note 13 - Stock Based Compensation to the Consolidated Financial Statements included in our Form 10-K for the fiscal year ended December 31, 2022 for additional details.

# Outstanding Equity Awards at 2022 Fiscal Year-End

The following table sets forth the number of unexercised options and unvested shares of restricted stock held by the NEOs at December 31, 2022.

| Name | Grant Date | Option Awards [1] | | | | | Stock Awards [2] | |
|---|---|---|---|---|---|---|---|---|
| | | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Option (#) | Option Exercise Price ($) | Option Expiration Date | Number of shares or units (#) of stock that have not vested | Market value of shares or units ($) of stock that have not vested |
| Douglas J. Cahill | 7/29/2019 | 4,120,594 | 1,373,532 | — | 8.50 | 7/29/2029 | — | — |
| | 1/22/2021 | 136,145 | 408,438 | 136,145 | 10.00 | 1/22/2031 | — | — |
| | 1/11/2022 | — | 273,639 | — | 9.94 | 1/10/2032 | — | — |
| | 1/11/2022 | — | — | — | — | — | 90,543 | 652,815 |
| Robert O. Kraft | 11/1/2017 | 247,238 | — | 247,238 | 6.07 | 11/1/2027 | — | — |
| | 8/30/2018 | 103,015 | — | 103,015 | 7.29 | 8/30/2028 | — | — |
| | 7/30/2020 | 159,880 | 159,881 | — | 7.89 | 7/30/2030 | — | — |
| | 1/22/2021 | 44,640 | 133,291 | 44,640 | 10.00 | 1/22/2031 | — | — |
| | 1/11/2022 | — | 91,213 | — | 9.94 | 1/10/2032 | — | — |
| | 1/11/2022 | — | — | — | — | — | 30,181 | 217,605 |
| George Murphy | 10/1/2018 | 70,050 | — | 70,050 | 7.29 | 10/1/2028 | — | — |
| | 1/22/2021 | 20,603 | 61,810 | 20,603 | 10.00 | 1/22/2031 | — | — |
| | 1/11/2022 | — | 45,606 | — | 9.94 | 1/10/2032 | — | — |
| | 10/28/2021 | — | — | — | — | — | 22,584 | 162,831 |
| | 1/22/2021 | — | — | — | — | — | 15,090 | 108,799 |
| | 10/28/2022 | — | — | — | — | — | 32,808 | 236,546 |

**HILLMAN**™

| Name | Grant Date | Option Awards[1] | | | | | Stock Awards[2] | |
| | | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Option (#) | Option Exercise Price ($) | Option Expiration Date | Number of shares or units (#) of stock that have not vested | Market value of shares or units ($) of stock that have not vested |
|---|---|---|---|---|---|---|---|---|
| **Scott K. Moore** | 8/10/2018 | 34,613 | — | 34,613 | 7.29 | 8/10/2028 | — | — |
| | 8/1/2022 | — | 68,485 | — | 10.36 | 8/1/2032 | — | — |
| | 1/22/2021 | — | — | — | — | — | 10,054 | 72,489 |
| | 1/11/2022 | — | — | — | — | — | 15,090 | 108,799 |
| | 8/1/2022 | — | — | — | — | — | 24,131 | 173,985 |
| **Scott C. Ride** | 10/1/2017 | 72,523 | — | 72,523 | 6.07 | 10/1/2027 | — | — |
| | 2/12/2015 | 145,046 | — | 145,046 | 6.07 | 2/12/2025 | — | — |
| | 7/30/2020 | 57,588 | 57,689 | — | 7.89 | 7/30/2030 | — | — |
| | 1/22/2021 | 20,603 | 61,810 | 20,603 | 10.00 | 1/22/2031 | — | — |
| | 1/11/2022 | — | — | 66,889 | 9.94 | 1/10/2032 | — | — |
| | 1/11/2022 | — | — | — | — | — | 22,132 | 159,572 |

(1) All stock options reported in the table above with a grant date prior to July 14, 2021 are options to acquire common stock granted under the 2014 Equity Incentive Plan. For all options granted prior to 2021, pursuant to each NEO's stock option award agreement (other than options granted to Mr. Cahill in 2019 and options granted to Mr. Kraft and Mr. Ride in 2020), these options were divided into two equal vesting tranches. The first tranche is a time-based award which, beginning on the first anniversary of the grant date, vests 25% annually until fully vested on the fourth anniversary of the grant date, subject to the grantee's continued employment on each such vesting date.

The second tranche of each stock option granted prior to 2021 is performance-based. Subject to the grantee's continuous employment with the Company, 100% of the performance-based options will vest upon the Hillman stock achieving a 20-day volume weighted average price (VWAP) of $12.50. Options granted to Mr. Cahill in 2019 and options granted to Mr. Kraft and Mr. Ride in 2020 do not contain the performance-based vesting criteria and vest solely on the time-based schedule described above.

For all options granted on January 22, 2021, two-thirds of the options vest in four equal annual installments based on continued service, and one-third of the options vest 50% on January 1, 2022 if the Company achieves or exceeds an EBITDA target of $240 million for fiscal year 2021, and 50% on January 1, 2023 if the Company achieves or exceeds an EBITDA target of $260 million for fiscal year 2022. The Company did not achieve its EBITDA target for fiscal year 2021 or 2022, and all of these awards were forfeited subsequent to fiscal year end 2022.

All stock options reported in the table above with a grant date on or after July 14, 2021 are options to acquire common stock granted under the 2021 Equity Incentive Plan. These stock options are time-based awards which, beginning on the first anniversary of the grant date, vest 25% annually until fully vested on the fourth anniversary of the grant date, subject to the grantee's continued employment on each such vesting date.

(2) All stock awards reported in the table above with a grant date prior to July 14, 2021 are restricted stock units granted under the 2014 Equity Incentive Plan. All stock awards reported in the table above with a grant date on or after July 14, 2021 are restricted stock units granted under the 2021 Equity Incentive Plan. All restricted stock units vest 100% on the third anniversary of the grant date, subject to the grantee's continued employment on the vesting date.

## Option Exercises and Stock Vested During Fiscal Year 2022

No NEO exercised any stock options or had any stock awards vest during the year ended December 31, 2022.

| Name | Option Awards | | Stock Awards | |
| --- | --- | --- | --- | --- |
| | Number of Shares Acquired on Exercise (#) | Value Realized Upon Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Douglas J. Cahill | — | — | — | — |
| Robert O. Kraft | — | — | — | — |
| George Murphy | — | — | — | — |
| Scott K. Moore | — | — | — | — |
| Scott C. Ride | — | — | — | — |

**HILLMAN**™

## Nonqualified Deferred Compensation for Fiscal Year 2022

The Nonqualified Deferred Compensation Plan was frozen to new contributions starting in fiscal year 2022.  As such, No NEO contributed to the Nonqualified Deferred Compensation Plan in fiscal year 2022.

| Name | Executive Contributions ($)[1] | Company Matching Contributions ($)[2] | Aggregate Earnings ($)[3] | Aggregate Withdrawal/ Distributions ($) | Aggregate Balance at December 31, 2022 ($)[4] |
|---|---|---|---|---|---|
| Douglas J. Cahill | — | — | — | — | — |
| Robert O. Kraft | — | — | (9,938) | — | 47,828 |
| George Murphy | — | — | — | — | — |
| Scott K. Moore | — | — | — | — | — |
| Scott C. Ride | — | — | — | — | — |

(1) The amounts in this column represent the deferral of base salary and annual performance bonuses. These amounts are also included in the Summary Compensation Table in the Salary or Non-Equity Incentive Plan Compensation columns, as appropriate.

(2) Company match contributions ended with the 2020 Nonqualified Deferred Compensation Plan year.

(3) Earnings in the Deferred Compensation Plan were not required to be included in the Summary Compensation Table because the earnings were neither preferential nor above-market.

(4) Amounts reported in this column for each NEO include amounts previously reported in the Company's Summary Compensation Table in previous years when earned if that officer's compensation was required to be disclosed in a previous year. Amounts previously reported in such years include previously earned, but deferred, salary and bonus and Company matching contributions. This total reflects the cumulative value of each NEO's deferrals, matching contributions, and investment experience.

The Nonqualified Deferred Compensation Plan was frozen to new contributions starting in fiscal year 2022.  The Deferred Compensation Plan allowed eligible employees to defer up to 25% of salary and commissions and up to 100% of bonuses. A separate account is maintained for each participant in the Deferred Compensation Plan, reflecting hypothetical contributions, earnings, expenses, and gains or losses. The plan is "unfunded" for tax purposes — those are notional accounts and not held in trust. Prior to 2021, we contributed a matching contribution of 25% on the first $10,000 of salary and bonus deferrals. Participants in the Deferred Compensation Plan can choose to invest amounts deferred and the matching Company contributions in a variety of mutual fund investments, consisting of bonds, stocks, and short-term investments as well as blended funds. The available investment choices are the same as the primary investment choices available under the Defined Contribution Plan. The account balances are thus subject to investment returns and will change over time depending on market performance. A participant is entitled to receive his or her account balance upon termination of employment or the date or dates selected by the participant on his or her enrollment forms. If a participant dies or experiences a total and permanent disability before terminating employment and before commencement of payments, the entire value of the participant's account shall be paid at the time selected by the participant in his or her enrollment forms.

## Severance Payments and Benefits under Employment Agreements

We have an employment agreement with each NEO that provides for specified payments and benefits in connection with certain terminations of employment.

For all NEOs, severance payments and benefits are conditioned upon the execution by the executive of a release of claims against the Company and his or her continued compliance with the restrictive covenants contained in the employment agreement and/or equity award agreement. The employment agreements and/or equity award agreements require the executive not to disclose at any time confidential information of the Company or of any third party to which the Company has a duty of confidentiality and to assign to the Company all intellectual property developed during employment. Pursuant to their employment agreements and/or equity award agreements, the executives are also required (i) during employment and for one year thereafter not to compete with the Company and (ii) during employment and for two years thereafter not to solicit the employees, customers, or business relations of the Company or make disparaging statements about the Company.

### DOUGLAS J. CAHILL
For Mr. Cahill, in the event of termination of employment by the Company without cause or resignation by Mr. Cahill with good reason, Mr. Cahill would be entitled to continued payments of base salary and his target bonus for a period of one year following termination.

### ROBERT O. KRAFT
For Mr. Kraft, in the event of termination of employment by the Company without cause or resignation by Mr. Kraft with good reason, Mr. Kraft would be entitled to (i) continued payments of base salary for a period of one year following termination and (ii) a proportionate portion of his annual bonus for the year in which the termination occurs, payable when bonus payments for such year are made to other senior executives.

### SCOTT MOORE
For Mr. Moore, in the event of termination of employment by the Company without cause or resignation by Mr. Moore with good reason, Mr. Moore would be entitled to (i) continued payments of base salary for a period of one year following termination and (ii) any unpaid annual performance bonus for any calendar year ending prior to the date of termination, which shall be paid in lump sum as soon as reasonably practicable after the Company's audited financial statements for such year are finalized but in no event earlier than sixty (60) days following such termination date.

### GEORGE MURPHY
For Mr. Murphy, in the event of termination of employment by the Company without cause or resignation by Mr. Murphy with good reason, Mr. Murphy would be entitled to  (i) continued payments of base salary for a period of one year following termination (ii) the annual bonus earned by the Executive for the fiscal year completed before the date of the Executive's termination of employment, but remaining unpaid as of such date; and (iii) a prorated portion of his annual bonus for the year in which termination occurs, payable when bonus payments for such year are made to other senior executives.

### SCOTT C. RIDE
For Mr. Ride, in the event of termination of employment by the Company without cause or resignation by Mr. Ride with good reason, Mr. Ride would be entitled to (i) continued payments of base salary for a period of one year following termination, (ii) 50% of the Termination Bonus Amount (equal to the greater of the average of the annual bonuses for the preceding three calendar years, or the last annual bonus), payable when bonus payments for such year are made to other senior executives, (iii) a prorated portion of his annual bonus for the year in which termination occurs, payable when bonus payments for such year are made to other senior executives, and (iv) Company-paid continuation of health benefits coverage and life and disability benefits coverage for twelve months.

Additionally, in the event of Mr. Ride's termination by reason of death, disability, or due to non-renewal by the Company, Mr. Ride would be entitled to a prorated portion of his annual bonus, if any, for the year in which termination occurs, based on actual performance results for the full year and payable when bonuses are paid to other senior executives.

**HILLMAN**™

"Good reason" is defined generally as (i) any material diminution in the executive's position, authority, or duties with the Company, (ii) the Company reassigning the executive to work at a location that is more than 75 miles from the executive's current work location, (iii) any amendment to the Company's bylaws which results in a material and adverse change to the officer and director indemnification provisions contained therein, or (iv) a material breach of the compensation, benefits, term, and severance provisions of the employment agreement by the Company which is not cured within 10 days following written notice from the executive. The Company has a 10-day period to cure all circumstances otherwise constituting good reason.

## Equity Award Vesting Upon a Change in Control

### 2014 Equity Incentive Plan
Options granted prior to the Business Combination were granted under our 2014 Equity Incentive Plan. All time based options granted under the 2014 Equity Incentive Plan issued prior to 2021 will fully vest upon a change in control. All time based options granted under the 2014 Equity Incentive Plan issued during 2021 prior to the Business Combination do not have mandatory vesting upon a change in control.  All performance based options granted under our 2014 Equity Incentive Plan do not have mandatory vesting upon a change in control, but will vest under their terms if the change in control transaction causes the performance targets to be achieved.

### 2021 Equity Incentive Plan
All equity awards granted following the Business Combination are granted under our 2021 Equity Incentive Plan. The awards granted under our 2021 Equity Incentive Plan do not have mandatory vesting upon a change in control, but do allow for the Compensation Committee to accelerate vesting on a discretionary basis.

# Estimated Payments Upon Termination of Employment or Change in Control

As required by SEC rules, the table below shows the severance payments and benefits that each of our NEOs would receive upon (1) death, disability, or non-renewal by executive, (2) termination without cause, resignation with good reason, or non-renewal by the Company, (3) termination without cause, resignation with good reason, or non-renewal by the Company within 90 days of a change in control, or (4) a change in control, regardless of termination. The amounts are calculated as if the termination of employment (and change in control, where applicable) occurred on December 31, 2022.

For purposes of the table, the cost of continuing health care, life, and disability insurance coverage is based on the current Company cost for the level of such coverage elected by the executive. The amounts in the table under the "Change in Control" column assume that all outstanding options and awards with mandatory accelerated vesting will vest, and those options and awards with discretionary vesting and performance criteria did not vest. For any amounts payable based upon actual performance bonus, as opposed to target bonus, the amounts in the table are calculated using the actual bonus earned in the year ended December 31, 2022, see the Annual Performance-Based Bonuses section of this Compensation Discussion and Analysis for additional details on that calculation.

| Name | Death, Disability, or non-renewal by Executive ($) | Termination without cause, resignation with good reason, or non-renewal by the Company ($) | Termination without cause, resignation with good reason, or non-renewal by the Company within 90 days of a change in control ($) | Change in Control (regardless of termination) ($)[1] |
|---|---|---|---|---|
| Douglas J. Cahill | — | 1,400,000 | 1,400,000 | — |
| Robert O. Kraft | — | 451,568 | 451,568 | — |
| Scott Moore | — | 298,673 | 298,673 | — |
| George Murphy | — | 375,701 | 375,701 | — |
| Scott Ride | — | 538,724 | 538,724 | — |

(1) Represents the cash-out value of unvested options as of December 31, 2022 using the closing price of our common stock on the last trading day of our fiscal year ($7.21 per share) less the applicable exercise price, and assuming that the applicable performance targets were not achieved and/or our Compensation Committee did not exercise its discretion to accelerate the vesting in full of all outstanding equity awards upon a "change in control." Note that, in the absence of an actual change in control transaction, it is not possible to determine whether the performance thresholds would actually be met or whether our Compensation Committee would accelerate vesting.

(2) Mr. Ride is based in Canada and paid in Canadian dollars. His payouts were converted to U.S. dollars for disclosure using the exchange rate 1.3544 effective December 31, 2022.

**HILLMAN**™

# Pay Ratio Disclosure

The following information is a reasonable estimate of the annual total compensation of our employees as relates to the 2022 total compensation of our CEO. Based on the methodology described below, our CEO's 2022 total compensation was approximately 56 times that of our median employee.

We identified the median employee using our employee population as of December 31, 2022, which included all 3,773 global full-time, part-time, temporary, and seasonal employees employed on that date. We applied an exchange rate as of December 31, 2022 to convert all international currencies into U.S. Dollars.

A variety of pay elements comprise the total compensation of our employees. This includes annual base salary, equity awards, annual cash incentive payments based on Company performance, sales or commission incentives, and various field bonuses. The incentive awards an employee is eligible for is based on his or her pay grade and reporting level, and are consistently applied across the organization. Cash incentives, rather than equity, are the primary vehicle of incentive compensation for most of our employees throughout the organization. While all employees earn a base salary, not all receive such cash incentive payments. Furthermore, only a relatively small percentage of our employees received equity awards in fiscal 2022. Consequently, for purposes of applying a consistently-applied compensation metric for determining our median employee, we selected annual base salary as the sole, and most appropriate, compensation element for determining the median employee. We used the annual base salary of our employees as reflected on our human resources systems on December 31, 2022, excluding that of our CEO, in preparing our data set.

Using this methodology, we determined that the median employee was a full-time service representative located in the United States with total annual compensation of $46,553, which includes base pay, overtime pay, bonus pay, car allowance, 401(k) match, and equity awards. With respect to the 2022 total compensation of our CEO, we used the amount reported in the "Total" column of our 2022 Summary Compensation Table included in this proxy statement, $2,619,285. Accordingly, our CEO to Employee Pay Ratio is 56:1. The pay ratio disclosed is a reasonable estimate calculated in a manner consistent with the applicable SEC disclosure rules.

# Pay Versus Performance Disclosure

As discussed in the CD&A above, our Compensation Committee has implemented an executive compensation program designed to link a substantial portion of our NEOs' realized compensation to the achievement of Hillman's financial, operational, and strategic objectives, and to align our executive pay with changes in the value of our shareholders' investments. The following table sets forth additional compensation information for our NEOs, calculated in accordance with SEC regulations, for fiscal years 2022, 2021 and 2020.

| Year | Summary Compensation Table Total for CEO ($)[1] | Compensation Actually Paid to CEO ($)[2] | Average Summary Compensation Table Total for Non-CEO NEOs ($)[3] | Average Compensation Actually Paid to Non-CEO NEOs ($)[2][3] | Total Shareholder Return ($)[4] | Peer Group Total Shareholder Return ($)[5] | Net Income ($) | Adjusted EBITDA[6] |
|---|---|---|---|---|---|---|---|---|
| | | | | | Value of Initial Fixed $100 Investment Based on: | | | |
| 2022 | 2,619,285 | (2,579,710) | 966,154 | (1,105) | 72.64 | 114.2 | (16,436) | 210,249 |
| 2021 | 3,349,100 | 8,165,216 | 2,426,095 | 2,428,106 | 105.8 | 130.1 | (38,332) | 207,418 |
| 2020 | 1,578,261 | 4,823,414 | 2,434,882 | 2,751,209 | 103.2 | 102.9 | (24,499) | 221,215 |

(1) The dollar amounts reported are the amounts of total compensation reported for our CEO, Mr. Cahill, in the Summary Compensation Table for fiscal years 2022, 2021 and 2020. Mr. Cahill served as CEO for each of the years presented.

(2) The dollar amounts reported represent the amount of "compensation actually paid", as computed in accordance with SEC rules. Deductions from, and additions to, total compensation in the Summary Compensation Table by year to calculate CAP are described in the tables immediately following this table.

(3) For 2022, reflects compensation information for our NEOs, other than our CEO, as described in the CD&A of this proxy statement. For 2021, reflects compensation information for Mr. Kraft and Mr. Ride, as well as Randall J. Fagundo, Hillman's Divisional President, Robotics and Digital Solutions, and Gary L. Seeds, Hillman's Executive Vice President, Sales & Field Service. For 2020, reflects compensation information for Mr. Kraft and Mr. Fagundo, as well as George S. Murphy, Hillman's then Executive Vice President of Sales, and Jarrod T. Streng, Hillman's then Divisional President, Personal Protective Solutions & Corporate Marketing.

(4) Reflects cumulative total stockholder return on our common stock as of the last trading day prior of each of our fiscal years listed. The graph assumes an initial investment of $100 at the market close on November 27, 2020, which was our initial trading day.

(5) Reflects cumulative total stockholder return of the Dow Jones U.S. Industrial Suppliers Index (INDEXDJX: DJUSDS) as of the last trading day prior to the end of each of our fiscal years listed. The graph assumes an initial investment of $100 at the market close on November 27, 2020, which was our initial trading day. The Dow Jones U.S. Industrial Suppliers Index is the peer group used by Hillman for purposes of Item 201(e) of Regulation S-K under the Exchange Act in Hillman's Annual Report on Form 10-K for the Year Ended December 31, 2022.

(6) Adjusted EBITDA is a non-GAAP measure that represents our consolidated earnings before interest, taxes, depreciation, and amortization, as adjusted for non-recurring charges. For a reconciliation of out net income on a GAAP basis to adjusted EBITDA, see Appendix A.

## CEO Pay

To calculate the amounts in the "Compensation Actually Paid to CEO" column in the table above, the following amounts were deducted from and added to (as applicable) our CEO's "Total" compensation as reported in the Summary Compensation Table (SCT):

| CEO Adjustments | 2022 ($) | 2021 ($) | 2020 ($) |
|---|---|---|---|
| Total Compensation from Summary Compensation Table | 2,619,285 | 3,349,100 | 1,578,261 |
| Adjustments for Equity Awards:[1] | | | |
| Subtract: Grant Date Fair Values in Summary Compensation Table | (1,799,120) | (2,637,196) | — |
| Add: Year-end fair value of awards granted during the year | 1,326,398 | 2,353,822 | — |
| Year-over-year increase (decrease) of fair value of unvested awards granted in prior years | (4,084,314) | 3,430,666 | 4,047,789 |
| Increase (decrease) from prior fiscal year–end of fair value for awards that vested during the year | (641,959) | 1,668,824 | (802,636) |
| Subtract: Forfeitures during current year equal to prior year-end fair value | — | — | — |
| Total Adjustments for Equity Awards | (5,198,995) | 4,816,116 | 3,245,153 |
| Compensation Actually Paid as Calculated | (2,579,710) | 8,165,216 | 4,823,414 |

(1) Fair values set forth in the table above are computed in accordance with ASC 718 as of the end of the respective fiscal year, other than fair values of awards that vest in the covered year, which are valued as of the applicable vesting date, or the fair values of awards forfeited in the covered year, which are valued as of the end of the prior fiscal year. The fair value or change in fair value of RSUs is measured using the closing price of a share of Company common stock on the applicable measurement date. The fair value or change in fair value of stock options is determined using the Black-Scholes option pricing model. Refer to Note 13 - Stock Based Compensation, to the Consolidated Financial Statements included in our Form 10-K for each applicable fiscal year ended for additional details.

**HILLMAN**™

## Non-CEO NEO Pay

To calculate the amounts in the "Average Compensation Actually Paid to Non-CEO NEOs" column in the table above, the following amounts were deducted from and added to (as applicable) the average of the "Total" compensation of our non-CEO named executive officers for each applicable year, as reported in the SCT for that year:

| Non-CEO NEO Adjustments | 2022 ($) | 2021 ($) | 2020 ($) |
|---|---|---|---|
| Total Compensation from Summary Compensation Table | 966,154 | 2,426,095 | 2,434,882 |
| **Adjustments for Equity Awards:**[1] | | | |
| Subtract: Grant Date Fair Values in Summary Compensation Table | (559,829) | (1,962,204) | (374,079) |
| Add: Year-end fair value of awards granted during the year | 418,321 | 484,799 | 640,681 |
| Year-over-year increase (decrease) of fair value of unvested awards granted in prior years | (752,231) | 1,367,983 | 67,201 |
| Increase (decrease) from prior fiscal year–end of fair value for awards that vested during the year | (73,520) | 111,433 | (17,476) |
| Subtract: Forfeitures during current year equal to prior year-end fair value | — | — | — |
| Total Adjustments for Equity Awards | (967,259) | 2,011 | 316,327 |
| Compensation Actually Paid as Calculated | (1,105) | 2,428,106 | 2,751,209 |

(1)  Fair values set forth in the table above are computed in accordance with ASC 718 as of the end of the respective fiscal year, other than fair values of awards that vest in the covered year, which are valued as of the applicable vesting date, or the fair values of awards forfeited in the covered year, which are valued as of the end of the prior fiscal year. The fair value or change in fair value of RSUs is measured using the closing price of a share of Company common stock on the applicable measurement date. The fair value or change in fair value of stock options is determined using the Black-Scholes option pricing model. Refer to Note 13 – Stock Based Compensation, to the Consolidated Financial Statements included in our Form 10-K for each applicable fiscal year ended for additional details.

## Tabular List of Financial Performance Metrics

As described in greater detail in the CD&A, we have a significant focus on pay-for-performance. The most important financial performance measures used to link CAP (as calculated in accordance with the SEC rules), to our NEOs in 2022 to our performance were:

| Financial Performance Measures |
|---|
| Adjusted EBITDA |
| Free Cash Flow |
| Revenues |
| Net Debt Reduction |
| Year-end Leverage Ratio |

## Description of Relationship Between Pay and Performance

The graphs below provide a description of CAP (as calculated in accordance with the SEC rules) and the following measures:

- Hillman's cumulative TSR and Dow Jones U.S. Industrial Suppliers Index cumulative TSR;
- Hillman's Net Income; and
- the Company Selected Measure, which for Hillman is Adjusted EBITDA.



**CAP Versus Indexed Total Shareholder Return**

- Compensation Actually Paid to CEO Douglas Cahill
- Average Compensation Actually Paid to Non-CEO NEOs
- Value of $100 Invested on 11/27/2020 in HLMN Stock
- Value of $100 Invested on 11/27/2020 in the DJ U.S. Industrial Suppliers Index

## CAP Versus Net Income



Compensation Actually Paid to CEO Douglas Cahill
Average Compensation Actually Paid to Non-CEO NEOs
Hillman Net Income

## CAP Versus Adjusted EBITDA



Compensation Actually Paid to CEO Douglas Cahill
Average Compensation Actually Paid to Non-CEO NEOs
Hillman Adjusted EBITDA

## Director Compensation for Fiscal Year 2022

The following table sets forth compensation earned by the Company's directors who are not also employees of the Company during the year ended December 31, 2022.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($)[1] | Total ($) |
|---|---|---|---|
| Diana Dowling | 75,000 | 99,994 | 174,994 |
| Teresa S. Gendron | 75,000 | 99,994 | 174,994 |
| Aaron P. Jagdfeld [2] | 90,000 | 99,994 | 189,994 |
| Daniel O'Leary | 75,000 | 99,994 | 174,994 |
| David A. Owens | 75,000 | 99,994 | 174,994 |
| Joseph M. Scharfenberger, Jr. [3] | — | — | — |
| John Swygert | 75,000 | 99,994 | 174,994 |
| Philip K. Woodlief [4] | 95,000 | 99,994 | 194,994 |
| Richard F. Zannino [3] | — | — | — |

(1) The amount included in the "Stock Awards" column represents the grant date fair value of RSUs calculated in accordance with FASB ASC Topic 718. See Note 13 - Stock Based Compensation, to the Consolidated Financial Statements included in our Form 10-K for the fiscal year ended December 31, 2022 for additional details.

(2) Mr. Jagdfeld is a member of the Board and is entitled to a $75,000 annual board fee and an additional $15,000 fee for serving as the chair of our Compensation Committee.

(3) Mr. Scharfenberger and Mr. Zannino are each employed and compensated by CCMP and were not compensated for their services on the Board or its predecessors during the year ended December 31, 2022.

(4) Mr. Woodlief is a member of the Board and is entitled to a $75,000 annual board fee and an additional $20,000 fee for serving as our Audit Committee chair.

**HILLMAN**™

Directors do not receive any perquisites or other personal benefits from the Company.

Our Board approved a non-employee director compensation policy that provides annual compensation for our non-employee directors (other than those affiliated with CCMP Capital Advisors, LP or Oak Hill Capital Partners) in the following amounts:

| Compensation Element | Amount ($) |
| --- | --- |
| Annual cash retainer | 75,000 |
| Additional annual cash retainer for chair of the Audit Committee | 20,000 |
| Additional annual cash retainer for chair of the Compensation Committee | 15,000 |
| Annual equity retainer | $100,000 of restricted stock units vesting upon the sooner of the one year anniversary of the grant date or the next annual meeting of stockholders |

We also reimburse expenses incurred by our non-employee directors to attend Board and committee meetings. Directors who are also our employees do not receive cash or equity compensation for services on our Board in addition to compensation payable for their services as employees.

As mentioned above, our non-employee directors (other than those affiliated with CCMP Capital Advisors, LP) are subject to stock ownership guidelines requiring them to hold shares of the Company's common stock with a value equal to three (3) times his or her annual cash retainer. Non-employee directors are required to achieve the applicable level of ownership within five (5) years from the later of (a) the date these guidelines were adopted or (b) the date the person was initially elected as a director.

# ITEM NO. 2

## ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION



You are being asked to vote, on a nonbinding, advisory basis, to approve the compensation of our NEOs.

## THE BOARD RECOMMENDS THAT YOU VOTE **FOR** THE APPROVAL OF COMPENSATION OF OUR NEOS.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that we give our stockholders the right to approve, on a nonbinding, advisory basis, the compensation of our NEOs as disclosed earlier in this proxy statement in accordance with the SEC's rules.

As discussed earlier in the Compensation Discussion & Analysis, our compensation philosophy is to attract and retain the best management talent and to motivate these associates to achieve our business and financial goals. Our incentive plans are designed to reward the actions that lead to long-term value creation. To achieve our objectives, we seek to ensure that compensation is competitive and that there is a direct link between pay and performance.

The vote on this resolution is not intended to address any specific element of compensation. Rather, the vote relates to the compensation of our NEOs as described in this proxy statement. The vote is advisory. This means that the vote is not binding on Hillman. The Compensation Committee of the Board is responsible for establishing executive compensation. In so doing, the Compensation Committee will consider, along with all other relevant factors, the results of this vote.

**HILLMAN**™

We ask our stockholders to vote on the following resolution:

"RESOLVED, that the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and the related narrative discussion, is hereby APPROVED."

The next advisory vote will occur at our 2024 Annual Meeting.

## THE BOARD RECOMMENDS A VOTE **FOR** THIS PROPOSAL.

# ITEM NO. 3

## RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITOR



You are being asked to ratify the appointment of Hillman's independent auditor, Deloitte & Touche LLP.

## THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

The Audit Committee has again selected Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for fiscal 2023. We are asking stockholders to ratify the appointment of Deloitte because we value our stockholders' views on the Company's independent registered public accounting firm selection and as a matter of good corporate governance.

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm. The Audit Committee regularly evaluates the qualifications, performance, and independence of the independent registered public accounting firm, and whether the firm should be rotated.

Deloitte has served as our independent registered public accounting firm since 2022. The Audit Committee and the Board believe that the continued retention of Deloitte to serve as our independent registered public accounting firm is in the best interests of the Company and its stockholders. The Audit Committee will reconsider the appointment of Deloitte if its selection is not ratified by the stockholders. The Audit Committee may also reconsider the appointment of Deloitte at any time even if the selection is ratified by stockholders

HILLMAN™

# Change in Independent Auditors

As previously disclosed in the Company's Form 8-K filed on March 29, 2022, the Audit Committee conducted a competitive process to determine the Company's independent registered public accounting firm for fiscal 2022. Several firms were invited to participate in this process including KPMG LLP ("KPMG"), which had served as the Company's independent registered public accounting firm since 2010 (including service KPMG performed on behalf of The Hillman Companies, Inc., the predecessor registrant for our business prior to the business combination with the Company on July 14, 2021).

As a result of this process, following the review and evaluation of the proposals from the participating firms, on March 23, 2022, the Audit Committee approved the engagement of Deloitte as the Company's independent registered public accounting firm to audit the Company's consolidated financial statements for the year ending December 31, 2022 and dismissed KPMG as the Company's independent registered public accounting firm.

The audit reports of KPMG on the Company's financial statements as of and for the fiscal years ended December 25, 2021 and December 26, 2020 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's fiscal years ended December 25, 2021 and December 26, 2020 and during the subsequent interim period through March 23, 2022 there were no (1) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and KPMG on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to KPMG's satisfaction, would have caused KPMG to make reference in connection with their opinion to the subject matter of the disagreement, or (2) "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K), except for the material weakness in the Company's internal control over financial reporting as disclosed in the Company's annual report on Form 10-K for the year ended December 26, 2020 related to design and maintenance of effective controls over the completeness and accuracy of the accounting for, and disclosure of, the valuation allowance against deferred tax assets. In response to the material weakness, management implemented changes to its internal control over financial reporting to remediate the control deficiencies that gave rise to the material weakness. Those changes included the engagement of third party consultants to assist with technical tax accounting research and application of guidance, the addition of a committee to review technical accounting issues and ensure the Company has the appropriate subject matter experts engaged, and hiring additional personnel in our tax department. The Company has tested the newly implemented controls and found them to be effective, and therefore have concluded that as of December 25, 2021, the previously identified material weakness has been remediated.

During the Company's fiscal years ended December 25, 2021 and December 26, 2020 and during the subsequent interim period through March 23, 2022, neither the Company, nor anyone on behalf of the Company, consulted with Deloitte with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company and its subsidiaries, and no written report or oral advice was provided by Deloitte to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue or (ii) any matter that was the subject of either a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

In connection with our Current Report on Form 8-K, filed with the SEC on March 29, 2022, the Company provided KPMG with a copy of the foregoing disclosures and requested that KPMG furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by the Company set forth above. A copy of KPMG's letter dated March 29, 2022 is filed as Exhibit 16.1 to the Current Report on Form 8-K filed with the SEC on March 29, 2022.

## INDEPENDENT AUDITOR ATTENDANCE AT THE ANNUAL MEETING
Representatives of Deloitte, our independent registered public accounting firm for the most recently completed fiscal year (2022) and for the current fiscal year (2023) will be present at the 2023 Annual Meeting. These representatives will have an opportunity at the annual meeting to make a statement if they so desire and will also be available to respond to appropriate stockholder questions.

# Audit Fees, Audit-Related Fees, Tax Fees, and All Other Fees

For the fiscal years ended December 31, 2022 (fiscal 2022) and December 25, 2021 (fiscal 2021), the Company paid, or will pay, the following fees to its independent auditor for services rendered during the year or for the audit in respect of those years (dollars in thousands):

| | Fiscal 2022 ($) | Fiscal 2021 ($) |
|---|---|---|
| **Independent Auditor** | Deloitte | KPMG |
| **Audit Fees**[1] | 1,032 | 1,140 |
| **Audit Related Fees**[2] | 44 | 30 |
| **Tax Fees**[3] | 105 | — |
| **All Other Fees**[4] | 70 | — |
| **Total** | 1,251 | 1,170 |

(1)  Audit fees consist of fees for professional services rendered for the audit of the Company's Consolidated Financial Statements and review of the interim condensed consolidated financial statements included in quarterly reports and services that are normally provided in connection with statutory and regulatory filings.

(2)  Audit related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's Consolidated Financial Statements and are not under "Audit Fees."

(3)  Tax fees consist of fees billed for professional services for tax compliance, tax advice, and tax planning. There were no tax fees billed by KPMG in 2021.

(4)  All Other Fees consist of fees billed in 2022 for internal audit and other subscriptions.  There were no other fees billed by KPMG in 2021.

## PRE-APPROVAL POLICY

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by its independent auditor on a case-by-case basis, and any pre-approval is detailed as to the particular service or category of service and is generally subject to a specific budget. These services may include audit services, audit related services, tax services, and other related services. The independent auditor and the Company's management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditor in accordance with this pre-approval policy, and the fees for the services performed to date. In accordance with its policies and procedures, the Audit Committee pre-approved 100% of the audit and non-audit services performed by Deloitte for the year ended December 31, 2022 and by KPMG for the year ended December 25, 2021.

## THE BOARD RECOMMENDS A VOTE **FOR** THIS PROPOSAL.

HILLMAN™

# Audit Committee Report

Management of the Company is responsible for the preparation and presentation of the Company's financial statements, the Company's accounting and financial reporting principles and internal controls, and procedures that are designed to provide reasonable assurance regarding compliance with accounting standards and applicable laws and regulations. The independent public accountants are responsible for auditing the Company's financial statements and expressing opinions as to the financial statements' conformity with generally accepted accounting principles.

In performing its functions, the Audit Committee:

- Met separately with the Company's internal auditor and Deloitte with and without management present to discuss the results of the audits;

- Met separately with the Company's Chief Financial Officer or the Company's General Counsel when needed;

- Met regularly in executive sessions;

- Reviewed and discussed with management the audited financial statements included in our Annual Report;

- Discussed with Deloitte the matters required to be discussed under the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and

- Received the written disclosures and the letter from Deloitte required by the applicable requirements of the Public Accounting Oversight Board regarding the independent public accountant's communication with the Audit Committee concerning independence and discussed the matters related to their independence.

Based upon the review and discussions described in this report, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC.

This report is submitted by the Audit Committee.

**Philip K. Woodlief (Chair)**
**Teresa Gendron**
**Daniel O'Leary**
**John Swygert**

# APPENDIX A

## RECONCILIATION OF NON-GAAP MEASURES

The following charts reconcile Adjusted EBITDA, Net Debt Pay Down, and RDS Adjusted EBITDA to their nearest GAAP measure. Please refer to the "Non-GAAP Financial Measures" section of this filing for additional information, including our definitions and use of Adjusted EBITDA, Net Debt Pay Down, and RDS Adjusted EBITDA, and for a reconciliation of those measures to the most directly comparable financial measures under GAAP.

Adjusted EBITDA is a non-GAAP financial measure and is the primary basis used to measure the operational strength and performance of our businesses, as well as to assist in the evaluation of underlying trends in our businesses. This measure eliminates the significant level of noncash depreciation and amortization expense that results from the capital-intensive nature of our businesses and from intangible assets recognized in business combinations. It is also unaffected by our capital and tax structures, as our management excludes these results when evaluating our operating performance. Our management and Board of Directors use this financial measure to evaluate our consolidated operating performance and the operating performance of our operating segments and to allocate resources and capital to our operating segments. Additionally, we believe that Adjusted EBITDA is useful to investors because it is one of the bases for comparing our operating performance with that of other companies in our industries, although our measure of Adjusted EBITDA may not be directly comparable to similar measures used by other companies.

The following table presents a reconciliation of Net loss, the most directly comparable financial measures under GAAP, to Adjusted EBITDA:

## Adjusted EBITDA

Amounts in Thousands

| | Year Ended December 31, 2022 ($) |
|---|---|
| Net loss | (16,436) |
| Income tax (benefit) expense | 1,769 |
| Interest expense, net | 54,560 |
| Depreciation | 57,815 |
| Amortization | 62,195 |
| **EBITDA** | **159,903** |
| Stock compensation expense | 13,524 |
| Restructuring [1] | 2,617 |
| Litigation expense [2] | 32,856 |
| Acquisition and integration expense [3] | 2,477 |

HILLMAN™

| Change in fair value of contingent consideration | (1,128) |
|---|---|
| **Adjusted EBITDA** | **210,249** |

(1) Includes consulting and other costs associated with streamlining our manufacturing and distribution operations.

(2) Litigation expense includes legal fees associated with our litigation with Hy-Ko Products Company LLC (see Note 18 – Commitments and Contingencies of the Notes to Consolidated Financial Statements included in our Form 10-K for the fiscal year ended December 31, 2022 for additional information).

(3) Acquisition and integration expense includes professional fees, non-recurring bonuses, and other costs related to historical acquisitions, including the merger with Landcadia III (see Note 3 - Merger Agreement of the Notes to Consolidated Financial Statements included in our Form 10-K for the fiscal year ended December 31, 2022 for additional information) and the secondary offering of shares in 2022.

We define Net Debt as reported gross debt less cash on hand. Net debt is not defined under U.S. GAAP and may not be computed the same as similarly titled measures used by other companies. The Company believes that Net Debt provides further insight and comparability into liquidity and capital structure. The following is a the calculation of Net Debt Pay Down:

## Net Debt Pay Down

Amounts in Thousands

| | Year Ended December 31, 2022 ($) | Year Ended December 25, 2021 ($) |
|---|---|---|
| **Revolving loans** | $ 72,000 | $ 93,000 |
| **Senior Term Loan** | 840,363 | 851,000 |
| **Finance leases and other obligations** | 6,406 | 1,782 |
| **Gross Debt** | **$ 918,769** | **$ 945,782** |
| **Less Cash** | 31,081 | 14,605 |
| **Net Debt** | **$ 887,688** | **$ 931,177** |
| **Net debt as of December 25, 2021** | 931,177 | |
| **Less:** | | |
| **Net Debt  as of December 31, 2022** | 887,688 | |
| **Net Debt Pay Down** | **$ 43,489** | |

The following tables present a reconciliation of the RDS segment operating income, the most directly comparable financial measure under GAAP, to segment RDS Adjusted EBITDA for the periods presented (amounts in thousands):

## RDS Adjusted EBITDA

Amounts in Thousands

| | | Year Ended December 31, 2022 ($) |
|---|---|---|
| **Operating Income** | $ | 3,616 |
| **Depreciation and amortization** | | 43,185 |
| **Stock compensation expense** | | 1,479 |
| **Restructuring** | | 275 |
| **Litigation expense** [1] | | 32,856 |
| **Acquisition and integration expense** [2] | | 246 |
| **Change in fair value of contingent consideration** | | (1,128) |
| **RDS Adjusted EBITDA** | $ | 80,529 |

(1) Litigation expense includes legal fees associated with our litigation with Hy-Ko Products Company LLC (see Note 18 – Commitments and Contingencies of the Notes to Consolidated Financial Statements included in our Form 10-K for the fiscal year ended December 31, 2022 for additional information).

(2) Acquisition and integration expense includes professional fees, non-recurring bonuses, and other costs related to historical acquisitions, including the merger with Landcadia III (see Note 3 - Merger Agreement of the Notes to Consolidated Financial Statements included in our Form 10-K for the fiscal year ended December 31, 2022 for additional information) and the secondary offering of shares in 2022.

**HILLMAN**™

# HOUSEHOLDING OF PROXY MATERIALS

We have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record who have the same address and last name will receive only one copy of the Notice of Availability of Proxy Materials (or proxy materials in the case of stockholders who receive paper copies of such materials) unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure will reduce our printing costs and postage fees.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of our Notice of Availability of Proxy Materials (or proxy materials in the case of stockholders who receive paper copies of such materials), or if you hold in more than one account, and in either case you wish to receive only a single copy for your household or if you prefer to receive separate copies of our documents in the future, please contact your bank or broker, or contact our Secretary at 1280 Kemper Meadow Dr., Forest Park, Ohio 45240, or via telephone at 513-851-4900.

Beneficial stockholders can request information about householding from their banks, brokers, or other holders of record.







HILLMAN

HILLMAN SOLUTIONS CORP.
1280 KEMPER MEADOW DR.
FOREST PARK, OH 45240

**SCAN TO VIEW MATERIALS & VOTE**

**VOTE BY INTERNET**
*Before The Meeting* - Go to **www.proxyvote.com** or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

*During The Meeting* - Go to **www.virtualshareholdermeeting.com/HLMN2023**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

**ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS**
If you would like to reduce the costs incurred by Hillman Solutions Corp. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

**VOTE BY PHONE - 1-800-690-6903**
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

**VOTE BY MAIL**
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V09654-P90821

KEEP THIS PORTION FOR YOUR RECORDS

**THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.**

DETACH AND RETURN THIS PORTION ONLY

**HILLMAN SOLUTIONS CORP.**

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" Items 1, 2 and 3.**

**Vote on Directors**

1. ELECTION OF DIRECTORS

| **Nominees:** | **For** | **Against** | **Abstain** |
|---|---|---|---|
| 1a. Aaron P. Jagdfeld | ☐ | ☐ | ☐ |
| 1b. David A. Owens | ☐ | ☐ | ☐ |
| 1c. Philip K. Woodlief | ☐ | ☐ | ☐ |

**Vote on Proposals**

| | **For** | **Against** | **Abstain** |
|---|---|---|---|
| 2. To approve, by non-binding vote, the compensation of our named executive officers; | ☐ | ☐ | ☐ |
| 3. To ratify the selection of Deloitte & Touche LLP as our independent auditor for fiscal year 2023; and | ☐ | ☐ | ☐ |

4. To transact other business as may properly come before the meeting.

The shares represented by this proxy when properly executed will be voted in the manner directed herein by the undersigned Stockholder(s). **If no direction is made, this proxy will be voted "FOR" Items 1, 2 and 3.** If any other matters properly come before the meeting.

Please sign your name(s) exactly as it appear(s) hereon. When signing as attorney, executor, administrator, trustee or guardian, please add your title as such. When signing as joint tenants all parties in the joint tenancy must sign. If a signer is a corporation, please sign in full corporate name by duly authorized officer.

| Signature [PLEASE SIGN WITHIN BOX] | Date | Signature (Joint Owners) | Date |
|---|---|---|---|

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting on May 31, 2023:**
The Combined Proxy Statement / Annual Report are available at www.proxyvote.com.

V09655-P90821

**Hillman Solutions Corp.**
**ANNUAL MEETING OF STOCKHOLDERS**
**WEDNESDAY, MAY 31, 2023**
**10:30 AM, EASTERN TIME**
**THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS**

The stockholder(s) hereby appoint(s) Robert O. Kraft and Amanda Kitzberger, or either of them, as proxies, each with the power to appoint his/her substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of Hillman Solutions Corp. that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at 10:30 a.m., Eastern Time on May 31, 2023, at the virtual meeting accessible at www.virtualshareholdermeeting.com/HLMN2023, and any adjournment thereof.

**THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE STOCKHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND "FOR" Items 1, 2 and 3.**

**PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.**

**CONTINUED AND TO BE SIGNED ON REVERSE SIDE**

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _____ TO _____

Commission file number 001-39609

## HILLMAN™

## Hillman Solutions Corp.
**(Exact name of registrant as specified in its charter)**

| Delaware | 85-2096734 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

| 1280 Kemper Meadow Drive | |
| Forest Park   ,   Ohio | 45240 |
| (Address of principal executive offices) | (Zip Code) |

**Registrant's telephone number, including area code: (513) 851-4900**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Trading Symbol(s) | Name of Each Exchange on Which Registered |
|---|---|---|
| Common Stock, par value $0.0001 per share | HLMN | The Nasdaq Stock Market LLC |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

| | | | |
|---|---|---|---|
| Large Accelerated Filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ (Do not check if a smaller reporting company) | Smaller reporting company | ☐ |
| Emerging growth company | ☐ | | |

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of June 25, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was $1,261 million based upon the closing price reported for such date on the Nasdaq Global Select Market.

On February 22, 2023, 194,548,411 shares of common stock, par value $0.0001 per share, were issued and outstanding.

Documents Incorporated by Reference: Part III of this 10-K incorporates by reference certain information from the registrants definitive Proxy Statement for the 2023 Annual Meeting of Stockholders.

# TABLE OF CONTENTS

## PART I.

## PART II.

## PART III.

## PART IV.

# FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements, including, but not limited to, certain disclosures related to acquisitions, refinancing, capital expenditures, resolution of pending litigation, and realization of deferred tax assets, which are not historical facts and are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements.

All forward-looking statements are made in good faith by the Company and are intended to qualify for the safe harbor from liability established by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. You should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "target", "goal", "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company's expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) unfavorable economic conditions that may affect operations, financial condition and cash flows including spending on home renovation or construction projects, inflation, recessions, instability in the financial markets or credit markets; (2) increased supply chain costs, including raw materials, sourcing, transportation and energy; (3) the highly competitive nature of the markets that we serve; (4) the ability to continue to innovate with new products and services; (5) seasonality; (6) large customer concentration; (7) the ability to recruit and retain qualified employees; (8) the outcome of any legal proceedings that may be instituted against the Company; (9) adverse changes in currency exchange rates; (10) the impact of COVID-19 on the Company's business; or (11) regulatory changes and potential legislation that could adversely impact financial results. The foregoing list of factors is not exclusive, and readers should also refer to those risks that are included in the Company's filings with the Securities and Exchange Commission ("SEC"), including this Annual Report on Form 10-K. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward looking statements.

Except as required by applicable law, the Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this communication to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

# ITEM 1 - BUSINESS.

## General

Hillman Solutions Corp. and its wholly-owned subsidiaries (collectively, "Hillman" or "Company") are one of the largest providers of hardware-related products and related merchandising services to retail markets in North America. Our principal business is operated through our wholly-owned subsidiary, The Hillman Solutions Corp. and its wholly-owned subsidiaries (collectively, "Hillman Group"), which had net sales of approximately $1,486.3 million in 2022. Hillman Group sells its products to hardware stores, home centers, mass merchants, pet supply stores, and other retail outlets principally in the United States, Canada, Mexico, Latin America, and the Caribbean. Product lines include thousands of small parts such as fasteners and related hardware items; threaded rod and metal shapes; keys and accessories; builder's hardware; personal protective equipment, such as gloves and eye-wear; and identification items, such as tags and letters, numbers, and signs. We support product sales with services that include design and installation of merchandising systems, maintenance of appropriate in-store inventory levels, and break-fix for our robotics kiosks.

**HILLMAN**

In November 2022, Hillman's corporate headquarters moved from 10590 Hamilton Avenue, Cincinnati, Ohio to 1280 Kemper Meadow Drive, Forest Park, Ohio. We maintain a website at *www.hillmangroup.com*. Information contained or linked on our website is not incorporated by reference into this annual report and should not be considered a part of this annual report.

## History

In 1964, Max Hillman established Hillman Bolt & Screw Corporation in Cincinnati, Ohio when he purchased a franchise operation from Sharon Bolt & Screw, a hardware fastener company. Max began distributing fasteners to independent hardware stores in southern Ohio and northern Kentucky, with a relentless commitment to service.

Max's two sons, Mick Hillman and Rick Hillman, joined their father's company in 1969, as Hillman's customer base and distribution network continued to grow. In 1982, Hillman Bolt & Screw was purchased by Sun Distributors followed by Max's retirement shortly thereafter. Mick and Rick took over the day-to-day operations of the business in 1984.

During the early 1990s, the Company developed its National Field Service Group, which today includes 1,100 field service and sales representatives, to manage the complex assortment of Hillman products on its customers' shelves. Over the next three decades Hillman continued to win new business, expanding from traditional hardware stores to big box and home improvement retailers, and into adjacent product categories through multiple strategic acquisitions.

During the 2000s, Hillman was purchased three separate times by private equity firms (2001, 2004 and 2010). During 2012 and 2013, Rick and Mick Hillman retired, respectively, after more than 40 years of actively managing the Company. Thereafter in 2014, CCMP Capital Advisors acquired the majority interest in Hillman. In 2021, Hillman became a publicly traded company, listing its shares on the Nasdaq stock exchange under the ticker symbol "HLMN" by virtue of a merger with a Special Purpose Acquisition Company ("SPAC"). See Note 3 - Merger Agreement of the Notes to Consolidated Financial Statements for additional information.

Hillman's legacy of service has remained unchanged throughout its history, and it continues to take care of its customers first.

## Nasdaq listing - 2021

During 2021, the Company began exploring ways to further expand is access to the capital markets by becoming a publicly-traded entity. On July 14, 2021, privately held HMAN Group Holdings Inc. ("Old Hillman"), and Landcadia Holdings III, Inc. ("Landcadia" and after the Business Combination described herein, "New Hillman"), a SPAC consummated the previously announced business combination (the "Closing") pursuant to the terms of the Agreement and Plan of Merger, dated as of January 24, 2021 (as amended on March 12, 2021, the "Merger Agreement"). Unless the context indicates otherwise, the discussion of the Company and its financial condition and results of operations is with respect to New Hillman following the closing date and Old Hillman prior to the closing date. See Note 3 - Merger Agreement of the Notes to Consolidated Financial Statements for additional information.

In connection with the Closing, the Company entered into a new credit agreement (the "Term Credit Agreement"), which provided for a new funded term loan facility of $835.0 million and a delayed draw term loan facility of $200.0 million (of which $16.0 million was drawn). The Company also entered into an amendment to their existing asset-based revolving credit agreement, extending the maturity and conformed certain provisions to the Term Credit Agreement. The proceeds of the funded term loans under the Term Credit Agreement and revolving credit loans under the ABL Credit Agreement were used, together with other available cash, to (1) refinance in full all outstanding term loans and to terminate all outstanding commitments under the credit agreement, dated as of May 31, 2018, (2) refinance outstanding revolving credit loans, and (3) redeem in full senior notes due July 15, 2022 (the "6.375% Senior Notes"). Additionally, we fully redeemed the 11.6% Junior Subordinated Debentures. In connection with the refinancing, we incurred a loss of $8.1 million and paid $38.7 million in financing fees, of which $21.0 million were recorded as a financing activity. See Note 9 - Long-Term Debt of the Notes to Consolidated Financial Statements for additional information.

# Hillman Group

We are comprised of three separate operating business segments: (1) Hardware and Protective Solutions, (2) Robotics and Digital Solutions, and (3) Canada.

We provide products such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems, and accessories; builder's hardware; personal protective equipment, such as gloves and eye-wear; and identification items, such as tags and letters, numbers, and signs to retail outlets, primarily hardware stores, home centers and mass merchants, pet supply stores, grocery stores, and drug stores. We complement our extensive product selection with regular retailer visits by our field sales and service organization.

**HILLMAN**

We market and distribute a wide variety of Stock Keeping Units ("SKUs") of small, hard-to-find and hard-to-manage hardware items. We function as a category manager for retailers and support these products with in-store service, high order fill rates, and rapid delivery of products sold. Sales and service representatives regularly visit retail outlets to review stock levels, reorder items in need of replacement, and interact with the store management to offer new product and merchandising ideas. Thousands of items can be actively managed with the retailer experiencing a substantial reduction of in-store labor costs and replenishment paperwork. Service representatives also assist in organizing the products in a consumer-friendly manner. We complement our broad range of products with merchandising services such as displays, product identification stickers, retail price labels, store rack and drawer systems, assistance in rack positioning and store layout, and inventory restocking services. We regularly refresh retailers' displays with new products and package designs utilizing color-coding to simplify the shopping experience for consumers and improve the attractiveness of individual store displays.

We operate from 22 strategically located distribution centers in North America and supplement our operations with third-party logistics providers to warehouse and ship customer orders in the certain areas.

## Products and Suppliers

Our product strategy concentrates on providing total project solutions using the latest technology for common and unique home improvement projects. Our portfolio provides retailers the assurance that their shoppers can find the right product at the right price within an 'easy to shop' environment.

We currently manage a worldwide supply chain comprised of a large number of vendors, the largest of which accounted for approximately 4.9% of the Company's annual purchases and the top five of which accounted for approximately 15.5% of our annual purchases. Our vendor quality control procedures include on-site evaluations and frequent product testing. Vendors are also evaluated based on delivery performance and the accuracy of their shipments.

## Hardware and Protective Solutions

Our Hardware and Protective Solutions segment includes a variety of product categories including: Fasteners; Builders Hardware; Wall Hanging, Threaded Rod and Metal Shapes; Letters, Numbers, and Signs ("LNS"); and Personal Protection Equipment.

Our Fastener business consists of three categories: core fasteners, construction fasteners, and anchors sold under a variety of brands including Hillman, Fas-n-Tite, Deck-Plus, and Power-Pro. Core fasteners include nuts, bolts, screws, washers, and specialty items. Construction fasteners include deck, drywall, metal screws, and both hand driven and collated nails. Anchors include hollow wall and solid wall items such as plastic anchors, toggle bolts, concrete screws, and wedge anchors.

Builders Hardware includes a variety of common household items such as coat hooks, door stops, hinges, gate latches, and decorative hardware. We market the builder's hardware products under the Hardware Essentials® brand and provide the retailer with innovation in both product and merchandising solutions. The Hardware Essentials® program utilizes modular packaging, color coding, and integrated merchandising to simplify the shopping experience for consumers. Colorful signs, packaging, and installation instructions guide the consumer quickly and easily to the correct product location in store, while digital content including pictures and videos assist the online journey. Hardware Essentials® provides retailers and consumers decorative upgrade opportunities through contemporary finishes and designs.

The Wall Hanging category includes traditional picture hanging hardware, primarily marketed under the OOK® and Hillman brands, and the High & Mighty® series of tool-free wall hangers, decorative hooks and floating shelves that was launched in 2017.

We are the leading supplier of Threaded Rod and Metal Shapes in the retail market. The SteelWorks® threaded rod product includes hot and cold rolled rod, both weldable and plated, as well as a complete offering of All-Thread rod in galvanized steel, stainless steel, and brass. The SteelWorks® program is carried by many top retailers, including Lowe's and Menard's, and through cooperatives such as Ace Hardware. In addition, we are the primary supplier of Metal Shapes to many wholesalers throughout the country.

LNS includes product lines that target both the homeowner and commercial user. Product lines within this category include individual and/or packaged letters, numbers, signs, safety related products (e.g. 911 signs), driveway markers, and a variety of sign accessories, such as sign frames.

Our expansive Personal Protective Equipment category covers many uses for DIYer ("Do It Yourself") around the house and for the professional at the job site. Our products can be found at leading retailers across North America.

We distribute a full assortment of work gloves under the Firm Grip®, True Grip®, and Gorilla Grip brands; automotive gloves including Grease Monkey®; Digz® gardening gloves and more; as well as cleaning and all-

**HILLMAN**

purpose gloves. As a category leader in work gloves, our portfolio is founded on design and consumer driven innovation.

Our work-gear products consist of tool storage, knee pads, clothing, and other accessories sold under variety of brands including AWP®, McGuire Nicholas®, and Firm Grip®. The portfolio offers a "one stop shop" for leading retailers with an expansive assortment to meet the needs of both the pro and DIYer.

Our safety products include face masks, safety vests, and sanitizing wipes and sprays sold under a variety of brands including Firm Grip®, AWP®, and Premium Defense®. Focusing on innovative materials, intuitive design, and industry trends, we expect growth in the Hardware and Protective Solutions segment.

Hardware and Protective Solutions generated approximately $1,076.8 million, $1,025.0 million and $1,024.4 million of revenues in the years ended December 31, 2022, December 25, 2021, and December 26, 2020, respectively.

## Robotics and Digital Solutions

Our Robotics and Digital Solutions segment consists primarily of software-enabled robotic key duplication and engraving solutions that are tailored to the unique needs of the consumer. Robotics and Digital Solutions products are located in high-traffic environments where retailers can provide consumers with on-the-spot, customized licensed and unlicensed key and engraving options. Our offerings include store associated assisted and self-service robotic engraving and key duplication kiosks; together with related software, systems, keys, and key accessories sold in proximity to the kiosks. Our services include product and category management, merchandising services, and access to our proprietary robotic key duplicating and engraving software platforms and equipment.

We design and manufacture proprietary software and equipment in our Boulder, Colorado and Tempe, Arizona facilities; housing the cornerstone for our key duplication business. Our key duplication system is offered in various retail channels including mass merchants, home centers, automotive parts retailers, franchise and independent hardware stores, and grocery/drug chains. We believe we provide the most diverse key duplication systems in the industry, through our unique combination of self-service kiosk technology and store associate assisted duplication systems. Equipment diversity allows us to meet the individual needs of retailers. Our self-service solutions are driven by our MinuteKey technology, while store associate assisted duplication currently uses the state-of-the-art KeyKrafter® equipment and other legacy duplication machines.

In 2018, we completed the acquisition of MinuteKey, the world's first self-service robotic key duplication machine. The accuracy of robotics technology put to work in an innovative way makes MinuteKey machines easy to use, convenient, fast and highly reliable. We utilize a proprietary network integration software within our MinuteKey kiosks to maintain high levels of machine up-time and ensure machines have the optimal mix of key types available for duplication. The kiosk is completely self-service and has a 100% customer satisfaction guarantee. We manufacture and support the MinuteKey kiosk out of our Boulder, Colorado and Tempe, Arizona facilities.

Hillman KeyKrafter® is our most popular, innovative, and effective store associate assisted key duplication kiosk. It provides significant reduction in duplication time while increasing accuracy and ease of use for unskilled store associates. Additionally, with the KeyKrafter® solution, the capability exists for consumers to securely store and retrieve digital back-ups of their key without the original through the revolutionary Hillman KeyHero® Technology. Our Precision Laser Key System™ uses a digital optical camera, lasers, and proprietary software to scan a customer's key. The system identifies the key and retrieves the key's specifications, including the appropriate blank and cutting pattern, from a comprehensive database. This technology automates nearly every aspect of key duplication and provides the ability for every store associate to cut a key accurately. In the automotive key space, we offer the SmartBox Automotive Key Programmer which is a tool to quickly and easily pair transponder keys, remotes, and smart keys.

We retain ownership of the key duplicating equipment and market and sell keys and key accessories. Our proprietary key offering features the universal blank which uses a "universal" keyway to replace up to five original equipment keys. We continually refresh the retailer's key offerings by introducing decorated and licensed keys and accessories. Our key offering features decorative themes of art and popular licenses such as NFL, Disney, Breast Cancer Awareness, and Marvel to increase personalization, purchase frequency and average transaction value per key. We also market a successful line of decorative and licensed lanyards and other key accessories.

All of our key duplication systems are supported by a dedicated in store kiosk sales and service team.

In our engraving business, we supply a variety of innovative options of consumer-operated robotic kiosks such as Quick-Tag®, TagWorks®, and FIDO® for engraving specialty items such as pet identification tags, luggage tags, and other engraved identification tags. We have developed unique engraving systems leveraging state-of-the-art technologies to provide a customized solution for mass merchant, pet supply retailers, and other high traffic areas such as theme parks, all supported by our in store kiosk field service technicians. We design, engineer, manufacture, and assemble the engraving kiosks in our Boulder, Colorado and Tempe, Arizona facilities.

Our engraving business focuses on the growing consumer spending trends surrounding personalized and pet identification. Innovation has played a major role in the development of our engraving business unit. From the

HILLMAN™

original Quick-Tag® consumer-operated kiosk system to the proprietary laser system of TagWorks®, we continue to lead the industry with consumer-friendly engraving solutions. As in our key business, we retain ownership of the key engraving equipment and market and sell blank tags.

Robotics and Digital Solutions generated approximately $249.9 million, $249.5 million, and $209.3 million of revenues in the years ended December 31, 2022, December 25, 2021, and December 26, 2020, respectively.

## Canada

Our Canada segment distributes fasteners and related hardware items, threaded rod, keys, key duplicating systems, accessories, and identification items, such as tags and letters, numbers, and signs to hardware stores, home centers, mass merchants, industrial distributors, automotive aftermarket distributors, and other retail outlets and industrial Original Equipment Manufacturers ("OEMs") in Canada. The product lines offered in our Canada segment are consistent with the product offerings detailed in our other segments. The Canada segment also produces made to order screws and self-locking fasteners for automotive suppliers, OEMs, and industrial distributors.

Our Canada segment generated approximately $159.6 million, $151.5 million and $134.6 million of revenues in the years ended December 31, 2022, December 25, 2021, and December 26, 2020, respectively.

# Markets and Customers

We sell our products to national accounts such as Home Depot, Lowe's, Menard's, PETCO, PetSmart, Tractor Supply, and Walmart. Our status as a national supplier of proprietary products to big box retailers allows us to develop a strong market position and high barriers to entry within our product categories.

We service a wide variety of franchise and independent retail outlets. These individual dealers are typically members of the larger cooperatives, such as Ace Hardware, True Value, and Do-It-Best. We ship directly to the cooperative's retail locations and also supply many items to the cooperative's central warehouses. These central warehouses distribute to their members that do not have a requirement for Hillman's in-store service. These arrangements reduce credit risk and logistic expenses for us while also reducing central warehouse inventory and delivery costs for the cooperatives.

A typical hardware store maintains thousands of different items in inventory, many of which generate small dollar sales but large profits. It is difficult for a retailer to economically monitor all stock levels and to reorder the products from multiple vendors. This problem is compounded by the necessity of receiving small shipments of inventory at different times and stocking the goods. The failure to have these small items available will have an adverse effect on store traffic, thereby possibly denying the retailer the opportunity to sell items that generate higher dollar profits.

We sell our products to a large volume of customers, the top two of which accounted for approximately $678.7 million, or approximately 46% of our total revenues in 2022. For the year ended December 31, 2022, Home Depot was the single largest customer, representing approximately $356.8 million or 24.0% of our total revenues. Lowe's was the second largest at approximately $321.9 million or 21.7%. No other customer accounted for more than 10% of total revenue in 2022. In each of the years ended December 31, 2022, December 25, 2021, and December 26, 2020, we derived over 10% of our total revenues from Lowe's and Home Depot which operated in each of our operating segments. See Note 20 - Concentration of Credit Risks of the Notes to Consolidated Financial Statements for additional information.

Hillman continues to expand its B2B eCommerce platform allowing certain customers to order online through the Company's website*www.hillmangroup.com*. The B2B eCommerce platform features many of our items available for sale online and over thousands of customers are enrolled with the online ordering platform. We continue to support direct-to-store and direct-to-consumer fulfillment for consumers who choose to order fasteners directly from retailers' websites.

# Sales and Marketing

We believe that our primary competitive advantage is rooted in our ability to provide a greater level of customer service than our competitors. We partner with our customers to understand the unmet needs of consumers, design creative solutions, and commercialize those solutions, bringing them to life in both physical and digital channels through a tight alignment between the product management, marketing communications, and channel marketing functions. We provide best in class support and customer service at every touch point for our retail partners. Service is the hallmark of Hillman company-wide, employing 1,101 full-time and 122 part-time people on our sales and service team. The national accounts field service organization consists of approximately 745 employees and 72 field managers focusing on big box retailers, pet super stores, large national discount chains, and grocery stores. This organization reorders products, details store shelves, and sets up in-store promotions. Many of our largest customers use Electronic Data Interchange ("EDI") for processing of orders and invoices.

**HILLMAN**™

We employ what we believe to be the largest direct sales force in the industry. The sales force, which consists of approximately 255 employees and is managed by 29 field managers, focuses on the franchise and independent customers. The depth of the sales and service team enables us to maintain consistent call cycles ensuring that all customers experience proper stock levels and inventory turns. This team also prepares custom plan-o-grams of displays to fit the needs of any store and establishes programs that meet customers' requirements for pricing, invoicing, and other needs. This group also benefits from daily internal support from our inside sales and customer service teams. On average, each sales representative is responsible for approximately 60 full service accounts that the sales representative calls on approximately every two weeks. These efforts allow the sales force to sell and support our product lines.

# Competition

Our primary competitors in the national accounts marketplace for fasteners are Primesource Building Products, Inc., Midwest Fastener Corporation, Illinois Tool Works Inc., Spectrum Brands, and competition from direct import by our customers. Our national competitors for gloves and personal protective equipment include Techtronic Industries, West Chester Protective Gear, PIP, Iron Clad, and MidWest Quality Gloves, Inc. Competition is primarily based on sourcing and price. We believe our product innovation and in store merchandising service create a more compelling and unique experience for both the consumer and our customers. Other competitors are local and regional distributors. Competitors in the pet tag market are specialty retailers, direct mail order, and retailers with in-store mail order capability. The Quick-Tag®, FIDO®, and TagWorks® systems have patent protected technology that is a major barrier to entry and helps to preserve this market segment.

The principal competitor for our franchise and independent business is Midwest Fastener in the hardware store marketplace. The hardware outlets that purchase our products without regularly scheduled sales representative visits may also purchase products from local and regional distributors and cooperatives. We compete primarily on field service, merchandising, as well as product availability and price, and depth of product line.

# Insurance Arrangements

Under our current insurance programs, commercial umbrella coverage is obtained for catastrophic exposure and aggregate losses in excess of expected claims. We retain the exposure on certain expected losses related to workers' compensation, general liability, and automobile claims. We also retain the exposure on expected losses related to health benefits of certain employees. We believe that our present insurance is adequate for our businesses. See Note 18 - Commitments and Contingencies, of the Notes to Consolidated Financial Statements.

# Human Capital Resources

## Employees

As of December 31, 2022, we had 3,773 full time and part time employees, none of which were covered by a collective bargaining agreement. In our opinion, employee relations are good.

## Health and Safety

Employee health and safety is a top priority in all aspects of our business. We are committed to providing a healthy environment and safe workplace at all of our facilities and in the field. We maintain a safety compliance program. We regularly conduct self-assessments to examine our safety culture and processes. In addition, we have invested in our safety team to provide oversight and ensure robust safety protocols are present across all of our operations.

## Attraction, Development, and Retention

The success of our efforts to grow our business depends on the contributions and abilities of key executives, our sales force, and other personnel. Our Human Resources department leads the search to reach a diverse talent pool. We have a standard framework for posting jobs, interviewing for open positions, and onboarding new employees. We offer employees resources to continuously improve their skills and performance with the goal of further cultivating the diverse talent on our team. We seek people who are demonstrate our core values, absolute integrity, accountability to our team and customers, the ability to build on difference, trust and respect.

## Diversity and Inclusion

HILLMAN™

We are committed to actions that build an inclusive and equitable workplace where diversity is valued and leveraged. We ask our employees to bring their authentic selves to work every day and this shows in both our products and our services. We are committed to creating equal opportunities for employment, and creating inclusive and diverse workplaces that allow our team to perform to their fullest potential.

## Backlog

We do not consider the sales backlog to be a significant indicator of future performance due to the short order cycle of our business. Our sales backlog from ongoing operations was approximately $24.6 million as of December 31, 2022 and approximately $34.0 million as of December 25, 2021. We expect to realize the entire December 31, 2022 backlog during fiscal 2023.

## Where You Can Find More Information

We file quarterly reports on Form 10-Q and annual reports on Form 10-K and furnish current reports on Form 8-K and other information with the Securities and Exchange Commission (the "Commission"). The Commission also maintains an Internet site at *www.sec.gov* that contains quarterly, annual, and current reports, proxy and information statements, and other information regarding issuers, like Hillman, that file electronically with the Commission.

In addition, our quarterly reports on Form 10-Q, annual reports on Form 10-K, current reports on Form 8-K, and all amendments to those reports, are available free of charge on our website at *www.hillmangroup.com* as soon as reasonably practicable after such reports are electronically filed with the Commission. We are providing the address to our website solely for the information of investors. We do not intend the address to be an active link or to incorporate the contents of the website into this report.

# ITEM 1A - RISK FACTORS.

You should carefully consider the following risks. However, the risks set forth below are not the only risks that we face, and we face other risks which have not yet been identified or which are not yet otherwise predictable. If any of the following risks occur or are otherwise realized, our business, financial condition, and results of operations could be materially adversely affected. You should carefully consider the risks described below and all other information in this Annual Report on Form 10-K, including our Consolidated Financial Statements and the related Notes to Consolidated Financial Statements and schedules thereto.

## Risks Relating to Our Products and Demand for our Products:

**Our sales are dependent upon the health and stability of the general economy. Adverse changes in economic factors specific to the home improvement industry may adversely affect our sales and financial performance.**

Many North American and global economic factors may adversely affect our financial performance. These include, but are not limited to, periods of slow economic growth or recession, home price appreciation or decreasing housing turnover, volatility and/or lack of liquidity from time to time in U.S. and world financial markets and the consequent reduced availability and/or higher cost of borrowing to Hillman, its customers, and consumers, slower rates of growth in real disposable personal income that could affect the rate of growth in consumer spending, inflation and its impacts on discretionary spending and on our costs, shortages, and other disruptions in the labor supply, consumer debt levels, changes in tax rates and policy, outbreak of pandemics, fluctuations in fuel and energy costs, inflation or deflation of commodity prices, natural disasters, armed conflicts, and acts of both domestic and international terrorism.

Sales of many of our products are driven by the activity level of home repair and remodel projects. Our customers, suppliers, and other parties with whom we do business are also impacted by the foregoing conditions and adverse changes may result in financial difficulties leading to restructurings, bankruptcies, liquidations, and other unfavorable events for our customers, consumers, suppliers, and other service providers. Adverse trends in any of the foregoing factors could reduce our sales, adversely impact the mix of our sales, or increase our costs which could have a material adverse effect on our business, financial condition and results of operations.

**HILLMAN**

**Large customer concentration and the inability to penetrate new channels of distribution could adversely affect our business.**

Our two largest customers constituted approximately $678.7 million of net sales and $35.0 million of the year-end accounts receivable balance for 2022. Both of these customers are big box chain stores. Our results of operations depend greatly on our ability to maintain existing relationships and arrangements with these big box chain stores. To the extent that the big box chain stores are materially adversely impacted by the changing retail landscape, this could have a negative effect on our results of operations. These two customers have been key components of our growth and failure to maintain fulfillment and service levels or relationships with these customers could result in a material loss of business. Our inability to penetrate new channels of distribution, including ecommerce, may also have a negative impact on our future sales and business. (See Note 20 - Concentration of Credit Risks of the Notes to Consolidated Financial Statements for additional information).

**To compete successfully, we must develop and commercialize a continuing stream of innovative new products that create consumer demand.**

Our long-term success in the current competitive environment depends on our ability to develop and commercialize a continuing stream of innovative new products, including those in our new mass merchant fastener program, which create and maintain consumer demand. We also face the risk that our competitors will introduce innovative new products that compete with our products. Our strategy includes increased investment in new product development and continued focus on innovation. There are, nevertheless, numerous uncertainties inherent in successfully developing and commercializing innovative new products on a continuing basis, and new product launches may not provide expected growth results.

**Acquisitions have formed a significant part of our growth strategy in the past and may continue to do so. If we are unable to identify suitable acquisition candidates, successfully integrate an acquired business, or obtain financing needed to complete an acquisition, our growth strategy may not succeed.**

Historically, our growth strategy has relied in part on acquisitions that either expand or complement our businesses and/or product offerings in new or existing markets. However, there can be no assurance that we will be able to identify or acquire acceptable acquisition candidates on terms favorable to us and in a timely manner.

The process of integrating acquired businesses into our operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management attention, and there can be no assurance that we will be able to successfully integrate acquired businesses into our operations. Additionally, we may not achieve the anticipated benefits from any acquisition.

Unfavorable changes in the current economic environment may make it difficult to acquire businesses in order to further our growth strategy. We will continue to seek acquisition opportunities both to expand into new markets and to enhance our position in our existing markets. However, our ability to do so will depend on a number of factors, including our ability to obtain financing that we may need to complete a proposed acquisition opportunity which may be unavailable or available on terms that are not advantageous to us. If financing is unavailable, we may be forced to forego otherwise attractive acquisition opportunities which may have a negative effect on our ability to grow.

# Risks Related to our Operations:

**Our results of operations could be negatively impacted by inflation or deflation in supply chain costs, including raw materials, sourcing, transportation and energy.**

Many of our products are manufactured of metals, including but not limited to steel, aluminum, zinc, and copper. Additionally, we use other commodity-based materials in the manufacture of letters, numbers, and signs ("LNS") that are resin-based and subject to fluctuations in the price of oil. We source the majority of our products from third parties and are subject to changes in their underlying manufacturing costs. We also use third parties for transportation and are exposed to fluctuations in freight costs to transport goods from our suppliers to our distribution facilities and to our customers, as well as the price of diesel fuel in the form of freight surcharges on customer shipments and the cost of gasoline used by the field sales and service force. Inflation in these costs could result in significant cost increases. If we are unable to mitigate any cost increases from the foregoing factors through various customer pricing actions and cost reduction initiatives, our financial condition may be adversely affected. Conversely, in the event that there is deflation, we may experience pressure from our customers to reduce prices. There can be no assurance that we would be able to reduce our cost base (through negotiations with suppliers or other measures) to offset any such price concessions which could adversely impact our results of operations and cash flows.

HILLMAN

**Our business is subject to risks associated with sourcing product from overseas.**

We import a majority of our products and rely on foreign sources, primarily China and Taiwan, to meet our supply demands at prices that support our current operating margins. Substantially all of our import operations are subject to customs requirements, tariffs, and quotas set by governments through mutual agreements or unilateral actions. The U.S. tariffs on steel, aluminum, and other imported goods have materially increased the costs of many of our foreign sourced products, and any escalation in the tariffs will increase the impact. In order to sustain current operating margins while the tariffs are in effect, we must be able to increase prices with our customers and find alternative, similarly priced sources that are not subject to the tariffs. If we are unable to effectively implement these countermeasures, our operating margins will be impacted.

In addition, the countries from which our products and materials are manufactured or imported may, from time to time, impose additional quotas, duties, tariffs, or other restrictions on their imports or adversely modify existing restrictions. Adverse changes in these import costs and restrictions, or our suppliers' failure to comply with customs regulations or similar laws, could harm our business.

If any of our existing vendors fail to meet our needs, we believe that sufficient capacity exists in the open market to supply any shortfall that may result. However, it is not always possible to replace a vendor on short notice without disruption in our operations, which may require more costly expedited transportation expense and replacement of a major vendor is often at higher prices.

Our ability to import products in a timely and cost-effective manner may also be affected by conditions at ports or issues that otherwise affect transportation and warehousing providers, such as port and shipping capacity, high demand for ocean freight, labor disputes, severe weather, or increased homeland security requirements in the U.S. and other countries. These issues could delay importation of products, increase our transit costs, or require us to locate alternative ports or warehousing providers to avoid disruption to customers. These alternatives may not be available on short notice or could result in higher transit costs, which could have an adverse impact on our business and financial condition.

Further, COVID-19 outbreaks could cause temporary closures or labor shortages at our facilities, the facilities of our suppliers, or other disruptions throughout our supply chain. This may adversely affect our results of operations, financial position, and cash flows.

**We are subject to inventory management risks: insufficient inventory may result in increased costs, lost sales and lost customers, while excess inventory may increase our costs.**

We balance the need to maintain inventory levels that are sufficient to maintain superior customer fulfillment levels against the risk and financial costs of carrying excess inventory levels. In order to successfully manage our inventories, we must estimate demand from our customers at the product level and timely purchase products in quantities that substantially correspond to that demand. If we overestimate demand and purchase too much of a particular product, we could have excess inventory handling costs, distribution center capacity constraints and inventory that we cannot sell profitably.

In addition, we may have to write down such inventory if we are unable to sell it for its recorded value. By contrast, if we underestimate demand and purchase insufficient quantities of a product, and/or do not maintain enough inventory of a product, we may not be able to fulfill customer orders on a timely basis which could result in fines, the loss of sales and ultimately loss of customers for those products as they turn to our competitors. Our business, financial condition and results of operations could suffer a material adverse effect if either or both of these situations occur frequently or in large volumes.

**Because our business is working capital intensive, we rely on our ability to manage our product purchasing and customer credit policies.**

Our operations are working capital intensive, and our inventories, accounts receivable, and accounts payable are significant components of our net asset base. We manage our inventories and accounts payable through our purchasing policies and our accounts receivable through our customer credit policies. In recent years, our lead times extended due to disruptions in the global supply chain. We saw particularly high increased lead times for ocean freight from Asia, and we had to increase our inventory levels to maintain our high fill rates with our customers, which has increased our inventory costs and reduced our profitability. There are no assurances that lead times will continue to improve in the near term or at all, and our working capital and financial condition may be adversely affected. If we fail to adequately manage our product purchasing or customer credit policies, our working capital and financial condition may be adversely affected.

**We are subject to the risks of doing business internationally.**

**HILLMAN**

A portion of our revenue is generated outside the United States, primarily from customers located in Canada, Mexico, Latin America, and the Caribbean. Because we sell our products and services outside the United States, our business is subject to risks associated with doing business internationally, which include:

- changes in a specific country's or region's political and cultural climate or economic condition;
- unexpected or unfavorable changes in foreign laws and regulatory requirements;
- difficulty of effective enforcement of contractual provisions in local jurisdictions;
- inadequate intellectual property protection in foreign countries;
- the imposition of duties and tariffs and other trade barriers;
- trade-protection measures, import or export licensing requirements such as Export Administration Regulations promulgated by the U.S. Department of Commerce, Economic Sanctions Laws and Regulations administered by the Office of Foreign Assets Control, and fines, penalties, or suspension or revocation of export privileges;
- violations of the United States Foreign Corrupt Practices Act;
- the effects of applicable and potentially adverse foreign tax law changes;
- significant adverse changes in foreign currency exchange rates; and
- difficulties associated with repatriating cash in a tax-efficient manner.

Any failure to adapt to these or other changing conditions in foreign countries in which we do business could have an adverse effect on our business and financial results.

# Risks Related to our Workforce:

**Successful sales and marketing efforts depend on our ability to recruit and retain qualified employees.**

The success of our efforts to grow our business depends on the contributions and abilities of key executives, our sales force, and other personnel, including the ability of our sales force to achieve adequate customer coverage. We must therefore continue to recruit, retain, and motivate management, sales, and other personnel to maintain our current business and to support our projected growth. A shortage of these key employees might jeopardize our ability to implement our growth strategy.

**Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled distribution, sales and other personnel could adversely affect our business.**

An increase in labor costs, work stoppages or disruptions at our facilities or those of our suppliers or transportation service providers, or other labor disruptions, could decrease our sales and increase our expenses. In addition, although our employees are not represented by a union, our labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.

A significant increase in the salaries and wages paid by competing employers could result in a reduction of our labor force, increases in the salaries and wages that we must pay, or both. If we are unable to hire warehouse, distribution, sales and other personnel, our ability to execute our business plan and our results of operations would suffer.

# Risks Related to our Technology and Cybersecurity:

**Our success is highly dependent on information and our technology systems, as well as those of our third party vendors and business partners.**

We depend on our information systems, and those of our third party vendors and business partners, to process orders, to manage inventory and accounts receivable collections, to purchase, sell, and ship products efficiently and on a timely basis, to maintain cost-effective operations, and to provide superior service to our customers. If these systems are damaged, intruded upon, shutdown, or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents, or otherwise), we may suffer disruption in our ability to manage and operate our business.

While we have taken measures designed to protect the security of our information and technology systems, and any information handled by these systems, including personal, sensitive, confidential, and proprietary information, there can be no assurance that the measures which we have adopted to protect against certain events that could

**HILLMAN**

disrupt the operations of our information systems will prevent the occurrence of such a disruption. Any such disruption could have a material adverse effect on our business and results of operations.

In addition, we may have to upgrade our existing information technology systems or choose to incorporate new technology systems from time to time in order for such systems to support our business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of our operations. Any such reduction in efficiency or disruption could have a material adverse effect on our business and results of operations.

**Unauthorized disclosure of personal, sensitive or confidential customer, employee, supplier, or Company information, whether through a breach of our computer systems, or those of our third party vendors and business partners, including cyber-attacks or otherwise, could severely harm our business.**

As part of our business, we collect, process, and retain personal, sensitive and confidential personal information about our customers, employees, and suppliers. Despite the security measures we have in place, our facilities and systems, and those of the retailers and other third party distributors with which we do business, may be vulnerable to security breaches, cyber-attacks, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events. In addition, employees may intentionally or inadvertently cause the unauthorized access to or release of personal, sensitive, or confidential customer, employee, supplier or Company information. Because the techniques used to circumvent security systems can be highly sophisticated, change frequently, are often not recognized until launched against a target, and may originate from less regulated and remote areas around the world, we may be unable to proactively anticipate or address all possible techniques or implement adequate preventive measures for all situations.

Any security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential customer, employee, supplier, or Company information, whether by us or by the retailers and other third party distributors and business partners with which we do business, could result in losses, severely damage our reputation, expose us to the risks of litigation and liability, disrupt our operations, and have a material adverse effect on our business, results of operations, and financial condition.

We anticipate that these threats will continue to grow in scope and complexity over time. Cybercrime and attacking techniques are constantly evolving, and we or our third party vendors and business partners may be unable to anticipate attempted security breaches, react in a timely manner, or implement adequate preventative measures, particularly given the increasing use of hacking techniques designed to circumvent controls, avoid detection, and remove or obfuscate forensic artifacts.

The regulatory environment related to information security, data collection, and privacy is increasingly rigorous, with new and constantly changing requirements applicable to our business, and compliance with those requirements could result in additional costs. As a result, our practices may not have complied in the past or may not comply now or in the future with all such laws, regulations, requirements and obligations. Our failure to take any steps perceived by the a regulatory body as appropriate to protect certain information may result in claims under various data privacy and security laws, which could severely impact our business.

# Risks Related to Intellectual Property:

**Failure to adequately protect intellectual property could adversely affect our business.**

Intellectual property rights are an important and integral component of our business. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright, and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements.

In the event that our trademarks or patents are successfully challenged and we lose the rights to use those trademarks or patents, or if we fail to prevent others from using them, we could experience reduced sales or be forced to redesign or rebrand our products, requiring us to devote resources to product development, advertising, and marketing new products and brands. In addition, we cannot be sure that any pending trademark or patent applications will be granted or will not be challenged or opposed by third parties or that we will be able to enforce our trademark rights against counterfeiters.

Failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations, and financial condition.

**Our success depends in part on our ability to operate without infringing on or misappropriating the proprietary rights of others, and if we are unable to do so we may be liable for damages.**

HILLMAN

We cannot be certain that United States or foreign patents or patent applications of other companies do not exist or will not be issued that would prevent us from commercializing our products. Third parties may sue us, and in fact have sued us (see Item 3 - Legal Proceedings of this Annual Report and Note 18 - Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information), for infringing or misappropriating their patent or other intellectual property rights. Intellectual property litigation is costly. If we do not prevail in litigation, in addition to any damages we might have to pay, we could be required to cease the infringing activity, obtain a license requiring us to make royalty payments, and/or enter into other settlement arrangements that temporarily preclude us from liability. It is possible that a required license may not be available to us on commercially acceptable terms, if at all. In addition, a required license may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around another company's patent, we may be unable to make use of some of the affected products, which would reduce our revenue.

The defense costs and settlements for patent infringement lawsuits are not covered by insurance. Patent infringement lawsuits can take years to settle. If we are not successful in our defenses or are not successful in obtaining dismissals of any such lawsuit, legal fees or settlement costs could have a material adverse effect on our results of operations and financial position.

**Recent changes in United States patent laws may limit our ability to obtain, defend, and/or enforce our patents.**

The United States has recently enacted and implemented wide ranging patent reform legislation. The United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the United States Congress, the United States federal courts, and the United States Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions, changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future.

# Risks Relating to Our Indebtedness:

**We have significant indebtedness that could affect operations and financial condition and prevent us from successfully executing our strategy.**

We have a significant amount of indebtedness. On December 31, 2022, our total indebtedness was $918.8 million, $840.4 million of such indebtedness is indebtedness issued under the term loan facility, $72.0 million of such indebtedness is indebtedness issued under the our asset-based revolving credit facility, and $6.4 million is indebtedness under finance lease and other obligations. In the third quarter of 2022, the Company amended its asset-based revolving credit agreement with Barclays Bank PLC, as administrative agent, and the lenders and other parties thereto, increasing the aggregate commitments thereunder to $375.0 million and extended the maturity.

Our substantial indebtedness could have important consequences. For example, it could:

- make it more difficult for us to satisfy obligations to holders of our indebtedness;
- increase our vulnerability to general adverse economic and industry conditions;
- require the dedication of a substantial portion of cash flow from operations to payments on indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, research and development efforts, and other general corporate purposes;
- limit flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to competitors that have less debt; and
- limit our ability to borrow additional funds.

In addition, the agreement governing our senior secured credit facilities contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. The failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all outstanding indebtedness.

**Despite current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.**

**HILLMAN**

We may be able to incur substantial additional indebtedness in the future. The terms of our senior secured credit facilities do not fully prohibit us from doing so. The senior secured credit facilities permit additional borrowing of $197.6 million on the revolving credit facility. If new debt is added to our current debt levels, the related risks that we now face could intensify.

**We rely on available borrowings under the Asset-Based Revolving credit facility ("ABL Revolver") for cash to operate our business, and the availability of credit under the ABL Revolver may be subject to significant fluctuation.**

In addition to cash we generate from our business, our principal existing source of cash is borrowings available under the ABL Revolver. Aggregate availability will be limited to the lesser of a borrowing base and $375.0 million. The borrowing base is calculated on a monthly (or more frequent under certain circumstances) valuation of our inventory, accounts receivable and certain cash balances. As a result, our access to credit under the ABL Revolver is potentially subject to significant fluctuation, depending on the value of the borrowing base-eligible assets as of any measurement date. The inability to borrow under the ABL Revolver may adversely affect our liquidity, financial position and results of operations. As of December 31, 2022, the ABL Revolver had an outstanding amount of $72.0 million and outstanding letters of credit of $35.9 million, leaving $197.6 million of available borrowings as a source of liquidity based on the customary asset-backed loan borrowing base and availability provisions.

**The failure to meet certain financial covenants required by our credit agreements may materially and adversely affect assets, financial position, and cash flows.**

Certain aspects of our credit agreements require the maintenance of a leverage ratio and limit our ability to incur debt, make investments, or undertake certain other business activities. In particular, our minimum allowed fixed charge coverage ratio requirement is 1.0x as of December 31, 2022. A breach of the covenant, or any other covenants, could result in an event of default under the credit agreements. Upon the occurrence of an event of default under the credit agreements, all amounts outstanding, together with accrued interest, could be declared immediately due and payable by our lenders. If this happens, our assets may not be sufficient to repay in full the payments due under the credit agreements. The current credit market environment and other macro-economic challenges affecting the global economy may adversely impact our ability to borrow sufficient funds or sell assets or equity in order to pay existing debt.

**We are subject to fluctuations in interest rates.**

All of our indebtedness incurred under our senior secured credit facilities have variable interest rates. Increases in borrowing rates will increase our cost of borrowing, which may adversely affect our results of operations and financial condition. Furthermore, regulatory changes, such as the United Kingdom's Financial Conduct Authority's phase out of the London Interbank Offered Rate ("LIBOR"), may adversely affect our floating rate debt and interest rate derivatives on our term loan. We may, and have in the past, enter into interest rate derivatives that hedge risks related to floating for fixed rate interest payments in order to reduce interest rate volatility, however there are no assurances that we will do so, or that we will be able to do so on terms favorable to us. Further, we may choose not to maintain interest rate swaps with any of our variable rate indebtedness, or may only choose to maintain interest rate swaps with some, but not all, of our variable rate indebtedness.

**Volatility and weakness in bank and capital markets may adversely affect credit availability and related financing costs for us.**

Bank and capital markets can experience periods of volatility and disruption. If the disruption in these markets is prolonged, our ability to refinance, and the related cost of refinancing, some or all of our debt could be adversely affected. Additionally, during periods of volatile credit markets, there is a risk that lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments. Although we currently can access the bank and capital markets, there is no assurance that such markets will continue to be a reliable source of financing for us. These factors, including the tightening of credit markets, could adversely affect our ability to obtain cost-effective financing.

Increased volatility and disruptions in the financial markets also could make it more difficult and more expensive for us to refinance outstanding indebtedness and obtain financing. In addition, the adoption of new statutes and regulations, the implementation of recently enacted laws or new interpretations or the enforcement of older laws and regulations applicable to the financial markets or the financial services industry could result in a reduction in the amount of available credit or an increase in the cost of credit. Disruptions in the financial markets can also

**HILLMAN**

adversely affect our lenders, insurers, customers, and other counterparties. Any of these results could cause a material adverse effect to our business, financial condition, and results of operations.

# Legal, Regulatory, and Other External Risks:

**We are exposed to adverse changes in currency exchange rates.**

Exposure to foreign currency risk exists because we, through our global operations, enter into transactions and make investments denominated in multiple currencies. Our predominant exposures are in Canadian, Mexican, and Asian currencies, including the Chinese Yuan ("CNY"). In preparing our Consolidated Financial Statements for foreign operations with functional currencies other than the U.S. dollar, asset and liability accounts are translated at current exchange rates and income and expenses are translated using weighted-average exchange rates. With respect to the effects on translated earnings, if the U.S. dollar strengthens relative to local currencies, our earnings could be negatively impacted. We do not make a practice of hedging our non-U.S. dollar earnings.

We source many products from China and other Asian countries for resale in other regions. To the extent that the U.S. dollar declines relative to the CNY or other currencies, we may experience cost increases on such purchases. The U.S. dollar increased in value relative to the CNY by 8.3% in 2022, decreased by 2.6% in 2021 and decreased by 6.5% in 2020. Significant appreciation of the CNY or other currencies in countries where we source our products could adversely impact our profitability. In addition, our foreign subsidiaries in Canada and Mexico may purchase certain products from their vendors denominated in U.S. dollars. If the U.S. dollar strengthens compared to the local currencies, it may result in margin erosion. We have a practice of hedging some of our Canadian subsidiary's purchases denominated in U.S. dollars. We may not be successful at implementing customer pricing or other actions in an effort to mitigate the related cost increases which may adversely impact our results of operations.

**If we were required to write down all or part of our goodwill or indefinite-lived trade names, our financial condition and results of operations could be materially adversely affected.**

We have $823.8 million of goodwill and $85.3 million of indefinite-lived trademarks and trade names recorded on our accompanying Consolidated Balance Sheets at December 31, 2022. We are required to periodically determine if our goodwill or indefinite-lived trade names have become impaired, in which case we would write down the impaired portion.

While our fourth quarter 2022 impairment test determined the fair value of the Hardware Solutions and Protective Solutions reporting units exceeded their respective carrying by 4% and 6%, respectively, certain changes in the assumptions used for discount rate, projected revenue growth, and projected earnings growth could result in the fair value of either of these reporting units being less than its carrying value, in which case we would be required to write down goodwill to its fair value (see Management's Discussion & Analysis - Critical Accounting Policies and Estimates - Goodwill for additional information). Additionally, a continued decline in our stock price may trigger an evaluation of the recoverability of the recorded goodwill and other long-lived assets.

If we were required to write down all or part of our goodwill or indefinite-lived trade names, our financial condition and net income could be materially adversely affected.

**The COVID-19 pandemic could have a material adverse effect on our business, financial condition and results of operations.**

Given the ongoing and dynamic nature of the COVID-19 virus and the worldwide response related thereto, it is difficult to predict the full impact of the ongoing COVID-19 pandemic on our business. Though the COVID-19 pandemic appears to be receding, we could experience future reductions in demand for our products depending on the future course of the pandemic and related actions taken to curb its spread.

The increased demand for imported goods driven by a shift in consumer spending has also stressed the global supply chain from factory production capacity to transportation availability. The impact of a continued COVID-19 outbreak or sustained measures taken to limit or contain the outbreak could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our suppliers could fail to deliver product in a timely manner as a result of disruption to the global supply chain due to the ongoing COVID-19 pandemic. If such failures occur, we may be unable to provide products when requested by our customers. Our business could be substantially disrupted if we were required to, or chose to, replace the products from one or more major suppliers with products or services from another source, especially if the replacement became necessary on short notice. Any such disruption could increase our costs, decrease our operating efficiencies, and have a material adverse effect on our business, results of operations, and financial condition.

**We are subject to legal proceedings and legal compliance risks.**

**HILLMAN**

We are involved in various legal proceedings, which from time to time may involve lawsuits, state and federal governmental inquiries, audits and investigations, environmental matters, employment, tort, state false claims act, consumer litigation, and intellectual property litigation. At times, such matters may involve executive officers and other management. Certain of these legal proceedings may be a significant distraction to management and could expose us to significant liability, including settlement expenses, damages, fines, penalties, attorneys' fees and costs, and non-monetary sanctions, any of which could have a material adverse effect on our business and results of operations.

**Our business may be adversely affected by seasonality.**

In general, we have experienced seasonal fluctuations in sales and operating results from quarter to quarter. Typically, the first calendar quarter is the weakest due to the effect of weather on home projects and the construction industry. If adverse weather conditions persist on a regional or national basis into the second or other calendar quarters, our business, financial condition, and results of operations may be materially adversely affected.

**Future tax law changes may materially increase our prospective income tax expense.**

We are subject to income taxation in many jurisdictions in the U.S., as well as foreign jurisdictions. Judgment is required in determining our worldwide income tax provision and, accordingly, there are many transactions and computations for which our final income tax determination is uncertain. We are occasionally audited by income tax authorities in various tax jurisdictions. Although we believe our recorded tax estimates are reasonable, the ultimate outcome from any audit (or related litigation) could be materially different from the amounts reflected in our income tax provisions and accruals. Future settlements of income tax audits may have a material effect on earnings between the period of initial recognition of tax estimates in the financial statements and the point of ultimate tax audit settlement.

Additionally, it is possible that future income tax legislation and regulations or interpretations thereof in any jurisdiction to which we are subject to taxation may be enacted and such changes could have a material impact on our worldwide income tax provision beginning with the period during which such changes become effective. In addition, our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;
- expected timing and amount of the release of any tax valuation allowances;
- tax effects of stock-based compensation;
- costs related to intercompany restructurings; and
- lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

# ITEM 1B - UNRESOLVED STAFF COMMENTS.

None.

HILLMAN

# ITEM 2 – PROPERTIES.

As of December 31, 2022, our principal office, manufacturing, and distribution properties were as follows:

| Business Segment | Approximate Square Footage | Description |
|---|---|---|
| **Hardware and Protective Solutions & Robotics and Digital Solutions** | | |
| Cincinnati, Ohio | 270,000 | Office, Distribution |
| Dallas, Texas | 166,000 | Distribution |
| Forest Park, Ohio [1] | 428,000 | Office, Distribution |
| Jacksonville, Florida | 193,000 | Distribution |
| Rialto, California[2] | 402,000 | Distribution |
| Shafter, California | 168,000 | Distribution |
| Tempe, Arizona | 184,000 | Office, Mfg., Distribution |
| | | |
| **Hardware and Protective Solutions** | | |
| Atlanta, Georgia | 14,000 | Office |
| Guadalajara, Mexico | 12,000 | Office, Distribution |
| Guleph, Ontario | 25,000 | Distribution |
| Jonestown, PA | 187,000 | Distribution |
| Pompano Beach, Florida | 39,000 | Office, Distribution |
| Monterrey, Mexico | 13,000 | Distribution |
| Shannon, Georgia [3] | 300,000 | Distribution |
| Hamilton, Ohio | 58,000 | Mfg., Distribution |
| Salem, Oregon | 31,000 | Distribution |
| Tyler, Texas [4] | 202,000 | Office, Mfg., Distribution |
| | | |
| **Robotics and Digital Solutions** | | |
| Boulder, Colorado | 20,000 | Office |
| | | |
| **Canada** | | |
| Burnaby, British Columbia | 29,000 | Distribution |
| Edmonton, Alberta | 100,000 | Distribution |
| Laval, Quebec | 34,000 | Distribution |
| Milton, Ontario | 27,000 | Manufacturing |
| Scarborough, Ontario | 23,000 | Mfg., Distribution |
| Toronto, Ontario | 456,000 | Office, Distribution |
| Winnipeg, Manitoba | 42,000 | Distribution |

(1)   The Company leases two facilities in Forest Park, Ohio. This first is the Company's 43,000 square foot new corporate office headquarters located at 1280 Kemper Meadow Road. The second is a 385,000 square foot distribution center located at 1700 Carillon Boulevard.

(2)   The Company is relocating this distribution center to a new facility in Belton, Missouri that is 305,000 square feet and plans to exit the existing facility in the second quarter of 2023.

(3)   The Company is relocating this distribution center to a new facility in Shannon, Georgia that is 421,000 square feet and plans to exit the existing facility in the first quarter of 2023.

(4)   The Company leases two facilities in Tyler, Texas. The first is a 139,000 square foot facility located at 2329 E. Commerce Street used for manufacturing and distribution. The second is a 63,000 square foot facility located at 6357 Reynolds Road used for offices, manufacturing, and distribution.

All of the Company's facilities are leased. In the opinion of the Company's management, the Company's existing facilities are in good condition.

**HILLMAN**™

# ITEM 3 - LEGAL PROCEEDINGS.

We are subject to various claims and litigation that arise in the normal course of business. For a description of our material legal proceedings, see Note 18 - Commitments and Contingencies of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

## Hy-Ko Litigation Settlement

On June 1, 2021, Hy-Ko Products Company LLC ("Hy-Ko"), a manufacturer of key duplication machines, filed a complaint for patent infringement against Hillman Group in the United States District Court for the Eastern District of Texas (Marshall Division). The case was assigned Civil Action No. 2:21-cv-0197. Hy-Ko's complaint alleged that Hillman's KeyKrafter and PKOR key duplication machines infringed certain patents, which are assigned to Hy-Ko, and seeks damages and injunctive relief against Hillman Group. Hy-Ko's complaint additionally contained allegations of unfair competition under the Federal Lanham Act and conversion/receipt of stolen property, as well as a cause of action for "replevin" for return of stolen property.

On October 7, 2022, following a jury trial commencing October 3, 2022, the jury rendered a verdict finding that Hillman infringed two Hy-Ko patents, but also found that there was no willfulness in the infringement. The jury awarded Hy-Ko a one-time lump sum royalty payment of $16.0 million.

Following the verdict, Hillman and Hy-Ko negotiated and entered into a settlement agreement that provided for an $18.5 million payment from Hillman to Hy-Ko. The $18.5 million payment is in lieu of, and not in addition to, the $16.0 million verdict, and also includes each of Hillman and Hy-Ko agreeing to a 10 year covenant promising not to sue the other party over infringement of any key duplication or key identification patents.

As a result of the covenant not to sue, the Company believes it no longer faces any threat of patent infringement liability from Hy-Ko in relation to key duplication or key identification technology through the expiration of the 10-year covenant not to sue on December 28, 2032.

# ITEM 4 – MINE SAFETY DISCLOSURES.

Not Applicable.

# PART II

# ITEM 5 – MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

## Common Stock Data

The Company's common stock is traded on The Nasdaq Stock Market under the symbol 'HLMN'. There were approximately 29 holders of record of common stock as of February 22, 2023. In addition to holders of record of our Class A common stock, we believe there is a substantially greater number of "street name" holders or beneficial holders whose Class A common stock is held of record by banks, brokers and other financial institutions.

## Dividends

HILLMAN™

The Company has never declared or paid cash dividends on its common stock and has no intention to do so in the foreseeable future.

## Securities Authorized for Issuance Under Equity Compensation Plans

See Part III, Item 12 of this Form 10-K and Note 13 - Stock-Based Compensation of the Notes to Consolidated Financial Statements included herein for additional information.

## Stock Price Performance



| | November 27, 2020 | December 26, 2020 | December 25, 2021 | December 31, 2022 |
|---|---|---|---|---|
| Hillman Solutions Corp. | 100.0 | 103.2 | 105.8 | 72.6 |
| Russell 2000 Index | 100.0 | 108.0 | 120.8 | 94.9 |
| S&P 500 Index | 100.0 | 101.8 | 129.9 | 105.5 |
| Dow Jones US Industrial Suppliers Index | 100.0 | 102.9 | 130.1 | 114.2 |

The graph above compares the cumulative total stockholder return on our Class A common stock with the cumulative total return on the Russell 2000 Index and the Dow Jones US Industrial Suppliers Index. The graph assumes an initial investment of $100 in our common stock at the market close on November 27, 2020 which was our initial trading day. Data for the Russell 2000 Index and the Dow Jones US Industrial Suppliers Index assume reinvestment of dividends. Total return equals stock price appreciation plus reinvestment of dividends.

For the fiscal year ended December 31, 2022, we changed the broad equity market index that we use for comparison purposes in the Stock Price Performance Chart. We changed from the S&P 500 to the Russell 2000 Index because we believe the market capitalization of companies in the Russell 2000 Index more closely align with Hillman than those companies in the S&P 500. The graph and table shows performance of both the newly selected Russell 2000 Index, and the previously used S&P 500.

## Unregistered Sales of Equity Securities

We did not issue or sell any unregistered equity securities during the year ended December 31, 2022.

## Issuer Purchases of Equity Securities

We made no purchases of our equity securities during the year ended December 31, 2022.

**HILLMAN™**

# ITEM 6 – [RESERVED]

# ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion provides information which our management believes is relevant to an assessment and understanding of our operations and financial condition. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements and schedules thereto appearing elsewhere herein. In addition, see "Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 Regarding Forward-Looking Information", as well as "Risk Factors" in Item 1A of this Annual Report.

## Executive Overview and Trends in our Business

For 2022, we saw our net sales increase by over 4% and our business gain momentum when compared to 2021. We attribute our success for the year to our ability to quickly adapt and execute in any environment. Our philosophy of taking care of our customers by delivering best-in-class customer service continues to drive strong results and growth.

From a macroeconomic perspective, we believe discretionary consumer spending has been under pressure as gas and groceries have become a larger percentage of the average American paycheck due to inflation. Interest rates have increased resulting in a decrease in existing home sales and the postponement of large remodeling projects. These challenges and economic concerns about a potential recession resulted in unit sales volumes to decline slightly across our core business segments.

From a microeconomic perspective, shipping costs, commodities, and labor have become more expensive since the beginning of 2021. Lead times from Asia (the time it takes to order a product and arrive at one of our distribution centers in the North America) doubled in early 2022 from what lead times were in a normal environment, and have only recently come down from those highs. In light of these dynamics, we have implemented prices increases covering our costs and we have invested into our inventory to ensure fill rates with our customers remain high.

As we look forward, we expect to see the investments we have made into our customer relationships pay off with new business wins. Further, we believe we will benefit when lower costs flow through our income statement during the second half of the year, as some shipping costs and commodity prices have decreased from 2022 highs. We also expect to see our inventory continue to come down, which would result in an improvement in working capital and cash flows during 2023.

## Impact of Global Economic Conditions on our Results of Operation

Our business is impacted by general economic conditions in the North American and international markets, particularly the U.S. and Canadian retail markets including hardware stores, home centers, mass merchants, and other retailers. Changes in current economic conditions, including inflationary pressures in the cost of inventory, transportation, and employee compensation, foreign currency volatility, and the growing concerns of a potential recession, have impacted consumer discretionary income levels and spending. Consumer discretionary income levels and spending impact the purchasing trends of our products by our retail customers. Any adverse trends in discretionary income and consumer spending could have a material adverse effect on our business or operating results.

We are exposed to the risk of unfavorable changes in foreign currency exchange rates for the U.S. dollar versus local currency of our suppliers located primarily in China and Taiwan. We purchase a majority of our products for resale from multiple vendors located in China and Taiwan. The purchase price of these products is routinely negotiated in U.S. dollar amounts rather than the local currency of the vendors and our suppliers' profit margins decrease when the U.S. dollar declines in value relative to the local currency. This puts pressure on our suppliers to increase prices to us. The U.S. dollar increased in value relative to the CNY by approximately by 8.3% in 2022, decreased by 2.6% in 2021, and decreased by 6.5% in 2020. The U.S. dollar increased in value relative to the Taiwan dollar by approximately 10.8% in 2022, decreased by 1.4% in 2021, and decreased by 7.9% in 2020.

**HILLMAN**

In addition, the negotiated purchase price of our products may be dependent upon market fluctuations in the cost of raw materials such as steel, zinc, and nickel used by our vendors in their manufacturing processes. The final purchase cost of our products may also be dependent upon inflation or deflation in the local economies of vendors in China and Taiwan that could impact the cost of labor and energy used in the manufacturing of our products. We identify the directional impact of changes in our product cost, but the quantification of each of these variable impacts cannot be measured as to the individual impact on our product cost with a sufficient level of precision. We may take pricing action, when warranted, in an attempt to offset a portion of product cost increases. The ability of our operating divisions to implement price increases and seek price concessions, as appropriate, is dependent on competitive market conditions.

We are also exposed to risk of unfavorable changes in the Canadian dollar exchange rate versus the U.S. dollar. Our sales in Canada are denominated in Canadian dollars while a majority of the products are sourced in U.S. dollars. A weakening of the Canadian dollar versus the U.S. dollar results in lower sales in terms of U.S. dollars while the cost of sales remains unchanged. We have a practice of hedging some of our Canadian subsidiary's purchases denominated in U.S. dollars. The U.S. dollar increased in value relative to the Canadian dollar by approximately 5.7% in 2022, decreased by 0.2% in 2021, and decreased by 1.9% in 2020.

We import products which are subject to customs requirements and to tariffs and quotas set by governments through mutual agreements and bilateral actions. The U.S. tariffs on steel and aluminum and other imported goods has increased our product costs and required us to increase prices on the affected products.

# Financial Summary and Other Key Metrics

- Net sales for the year ended December 31, 2022 were $1,486.3 million compared to net sales of $1,426.0 million for the year ended December 25, 2021, an increase of approximately $60.4 million or 4.2%.
- Net loss improved to $16.4 million, or $(0.08) per diluted share, compared to a net loss of $38.3 million, or $(0.28) per diluted share for the year ended December 25, 2021.
- Adjusted EBITDA[1] totaled $210.2 million versus $207.4 million in the year ended December 25, 2021.
- The improvement in our consolidated income from operations in 2022 was driven primarily by $153.3 million in price increases, offset by an increased cost of goods sold driven by inflation, variable selling expenses, variable compensation, travel and entertainment expense, litigation expense, and increased labor and transportation costs.

(1) Adjusted EBITDA is a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section for additional information, including our definition and our use of Adjusted EBITDA, and for a reconciliation from net loss to Adjusted EBITDA.

HILLMAN

## 52/53 Week Comparison

Fiscal 2022 consisted of 53 weeks or 256 shipping days compared to 52 weeks or 253 shipping days in fiscal 2021, which should be taken into account when comparing each period. Shipping days are defined as non-holiday week days, Monday through Friday of each week of the fiscal year.

# Results of Operations

The following table shows the results of operations for the years ended December 31, 2022, December 25, 2021 and December 26, 2020.

| (dollars in thousands) | Year Ended December 31, 2022 Amount | % of Net Sales | Year Ended December 25, 2021 Amount | % of Net Sales | Year Ended December 26, 2020 Amount | % of Net Sales |
|---|---|---|---|---|---|---|
| Net sales | $ 1,486,328 | 100.0% | $ 1,425,967 | 100.0% | $ 1,368,295 | 100.0% |
| Cost of sales (exclusive of depreciation and amortization shown separately below) | 846,551 | 57.0% | 859,557 | 60.3% | 781,815 | 57.1% |
| Selling, general and administrative expenses | 480,993 | 32.4% | 437,875 | 30.7% | 398,472 | 29.1% |
| Depreciation | 57,815 | 3.9% | 59,400 | 4.2% | 67,423 | 4.9% |
| Amortization | 62,195 | 4.2% | 61,329 | 4.3% | 59,492 | 4.3% |
| Management fees to related party | — | —% | 270 | —% | 577 | —% |
| Other income, net | (1,119) | (0.1)% | (2,778) | (0.2)% | (5,250) | (0.4)% |
| Income from operations | 39,893 | 2.7% | 10,314 | 0.7% | 65,766 | 4.8% |
| Interest expense, net | 54,560 | 3.7% | 68,779 | 4.8% | 99,103 | 7.2% |
| Refinancing costs | — | —% | 8,070 | 0.6% | — | —% |
| Gain on change in fair value of warrant liability | — | —% | (14,734) | (1.0)% | — | —% |
| Loss (income) on mark-to-market adjustment of interest rate swap | — | —% | (1,685) | (0.1)% | 601 | —% |
| Loss before income taxes | (14,667) | (1.0)% | (50,116) | (3.5)% | (33,938) | (2.5)% |
| Income tax expense (benefit) | 1,769 | 0.1% | (11,784) | (0.8)% | (9,439) | (0.7)% |
| Net loss | $ (16,436) | (1.1)% | $ (38,332) | (2.7)% | $ (24,499) | (1.8)% |
| Adjusted EBITDA [1] | 210,249 | 14.1% | 207,418 | 14.5% | 221,215 | 16.2% |

(1) Adjusted EBITDA is a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section for additional information, including our definition and our use of Adjusted EBITDA, and for a reconciliation from net loss to Adjusted EBITDA.

## Net Sales

## Net Sales by Product Line

| | 2022 | % of Net Sales | 2021 | % of Net Sales | 2022 vs. 2021 $ Change | % Change | 2020 | % of Net Sales | 2021 vs. 2020 $ Change | % Change |
|---|---|---|---|---|---|---|---|---|---|---|
| Fastening and Hardware | $ 989,559 | 66.6 % | $ 889,253 | 62.4 % | 100,306 | 11.3 % | $ 838,358 | 61.3 % | 50,895 | 6.1 % |
| Personal Protective | 243,481 | 16.4 % | 285,283 | 20.0 % | (41,802) | (14.7)% | 317,766 | 23.2 % | (32,483) | (10.2)% |
| Keys and key accessories | 196,977 | 13.3 % | 192,523 | 13.5 % | 4,454 | 2.3 % | 160,706 | 11.7 % | 31,817 | 19.8 % |
| Engraving and Resharp | 56,311 | 3.8 % | 58,908 | 4.1 % | (2,597) | (4.4)% | 51,465 | 3.8 % | 7,443 | 14.5 % |
| Consolidated | $ 1,486,328 | | $ 1,425,967 | | 60,361 | | $ 1,368,295 | | 57,672 | |

See Note 2 - Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements for a reconciliation of net sales by product line to net sales by operating segment.

HILLMAN

## Net Sales by Segment

| | Year Ended December 31, 2022 | % of Net Sales | Year Ended December 25, 2021 | % of Net Sales | 2022 vs. 2021 $ Change | % Change | Year Ended December 26, 2020 | % of Net Sales | 2021 vs. 2020 $ Change | % Change |
|---|---|---|---|---|---|---|---|---|---|---|
| Hardware and Protective Solutions | $ 1,076,813 | 72.4 % | $ 1,024,974 | 71.9 % | $ 51,839 | 5.1 % | $ 1,024,392 | 74.9 % | $ 582 | 0.1 % |
| Robotics and Digital Solutions | 249,897 | 16.8 % | 249,528 | 17.5 % | 369 | 0.1 % | 209,287 | 15.3 % | 40,241 | 19.2 % |
| Canada | 159,618 | 10.7 % | 151,465 | 10.6 % | 8,153 | 5.4 % | 134,616 | 9.8 % | 16,849 | 12.5 % |
| Consolidated | $ 1,486,328 | | $ 1,425,967 | | $ 60,361 | | $ 1,368,295 | | $ 57,672 | |

Hardware and Protective Solutions revenues consist primarily of the delivery of fasteners, anchors, specialty fastening products, and personal protective equipment such as gloves and eye-wear as well as in-store merchandising services for the related product category.

Robotics and Digital Solutions revenues consist primarily of sales of keys and identification tags through self-service key duplication and engraving kiosks. It also includes our associate-assisted key duplication systems and key accessories.

Canada revenues consist primarily of the delivery to Canadian customers of fasteners and related hardware items, threaded rod, keys, key duplicating systems, accessories, personal protective equipment, and identification items as well as in-store merchandising services for the related product category.

The improvement in total net sales during 2022 was driven primarily by $153.3 million of price increases, partially offset by lower demand for COVID-19 protective and cleaning products and lower volume overall. Net sales for the year ended December 31, 2022 were $5.8 million per shipping day, compared $5.6 million per shipping day for the year ended December 25, 2021, an increase of approximately $0.2 million per shipping day. The increase was primarily driven by the factors described below:

Hardware and Protective Solutions increased $51.8 million due to the following:

- Hardware sales increased $94.4 million driven by $106.8 million in price increases in response to inflationary pressures in the market, partially offset by decreased volume driven by lower demand.
- Protective equipment sales decreased by $42.6 million due to lower demand for COVID-19 protective and cleaning products in 2022, partially offset by price increases of $9.7 million.

Robotics and Digital Solutions sales increased $0.4 million due to $17.1 million in price increases in response to inflationary pressures, offset by lower demand for auto key duplication and engraving sales.

Canada net sales increased $8.2 million primarily due to $19.8 million in price increases in response to inflationary pressures in the market partially offset by decreased volume driven by lower demand and a $6.0 million unfavorable impact of the exchange rate from Canadian dollars to U.S. dollars.

## Cost of Sales (excluding depreciation and amortization)

The following table summarizes cost of sales by segment:

| | Year Ended December 31, 2022 | % of Segment Net Sales | Year Ended December 25, 2021 | % of Segment Net Sales | 2022 vs. 2021 $ Change | % Change | Year Ended December 26, 2020 | % of Segment Net Sales | 2021 vs. 2020 $ Change | % Change |
|---|---|---|---|---|---|---|---|---|---|---|
| Hardware and Protective Solutions | $ 676,026 | 62.8% | $ 683,654 | 66.7% | $ (7,628) | (1.1)% | $ 622,326 | 60.8% | $ 61,328 | 9.9% |
| Robotics and Digital Solutions | 74,479 | 29.8% | 77,946 | 31.2% | (3,467) | (4.4)% | 68,552 | 32.8% | 9,394 | 13.7% |
| Canada | 96,046 | 60.2% | 97,957 | 64.7% | (1,911) | (2.0)% | 90,937 | 67.6% | 7,020 | 7.7% |
| Consolidated | $ 846,551 | | $ 859,557 | | $ (13,006) | | $ 781,815 | | $ 77,742 | |

Hardware and Protective Solutions cost of sales as a percentage of net sales decreased primarily due to an inventory valuation adjustment in our Hardware and Protective Solutions segment of $32.0 million in 2021 related to our COVID-19 related products, partially offset by increased cost of products, inbound transportation costs, and personnel costs in 2022.

Our Robotics and Digital Solutions cost of sales as a percentage of net sales decreased primarily due to a shift in product mix from full-service to self-service keys.

HILLMAN

Canada cost of sales as a percentage of net sales decreased due to a higher mix of retail sales along with improved margins in our industrial business based on the pricing actions described above.

## Selling, Warehouse, and General and Administrative Expenses

The following table summarizes selling, warehouse, and general and administrative expense ("SG&A") by segment:

| | | | | | 2022 vs. 2021 | | | | 2021 vs. 2020 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Year Ended December 31, 2022 | % of Segment Net Sales | Year Ended December 25, 2021 | % of Segment Net Sales | $ Change | % Change | Year Ended December 26, 2020 | % of Segment Net Sales | $ Change | % Change |
| Hardware and Protective Solutions | $ 307,985 | 28.6 % | $ 289,137 | 28.2 % | $ 18,848 | 6.5 % | $ 264,951 | 25.9 % | $ 24,186 | 9.1 % |
| Robotics and Digital Solutions | 129,596 | 51.9 % | 104,486 | 41.9 % | 25,110 | 24.0 % | 90,430 | 43.2 % | 14,056 | 15.5 % |
| Canada | 43,412 | 27.2 % | 44,252 | 29.2 % | (840) | (1.9)% | 43,091 | 32.0 % | 1,161 | 2.7 % |
| Consolidated | $ 480,993 | | $ 437,875 | | $ 43,118 | | $ 398,472 | | $ 39,403 | |

Hardware and Protective Solutions SG&A increased in 2022 due to the following:

- Selling expense increased by $11.1 million primarily due to variable selling expenses, variable compensation, and travel and entertainment expense in the year ended December 31, 2022.

- Warehouse expense increased $9.3 million due to inflation in labor and shipping costs.

- General and administrative ("G&A") decreased by $1.6 million. The decrease was primarily driven by reduced stock compensation expense and lower legal and consulting expenses associated with the Merger in the prior year, partially offset by increased variable compensation.

Robotics and Digital Solutions SG&A increased in 2022 due to the following:

- Selling expense increased by $4.5 million primarily due to variable selling expenses related to self-service key sales, variable compensation, and travel and entertainment expense in the year ended December 31, 2022.

- G&A increased by $20.8 million. The increase was primarily related to $32.9 million of legal and consulting expense associated with our litigation with Hy-Ko (see Note 18 - Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information). This was offset by decreased variable compensation.

Canada SG&A decreased in 2022 due to the following:

- Warehouse expense decreased by $2.6 million primarily due to lower variable costs driven by the lower sales volume described above.

- G&A increased by $1.9 million primarily due to increased variable compensation and stock compensation expense.

## Other Operating Expenses

Depreciation expense decreased $1.6 million due to certain assets becoming fully depreciated.

Amortization expense was comparable to prior year. The $0.9 million increase was primarily due to the acquisition of Monkey Hook in the current year.

In the year ended December 31, 2022, other income consisted primarily of a $1.1 million gain on the revaluation of the contingent consideration associated with the acquisition of Resharp and Instafob, (see Note 16 - Fair Value Measurements of the Notes to Consolidated Financial Statements for additional information). In the year ended December 25, 2021, other income consisted primarily of a $1.8 million gain on the revaluation of the contingent consideration associated with the acquisition of Resharp and Instafob. We also recorded exchange rate gains of $0.9 million in the year ended December 25, 2021.

**HILLMAN**

## Income from Operations

| | Year Ended December 31, 2022 | Year Ended December 25, 2021 | 2022 vs. 2021 $ Change | 2022 vs. 2021 % Change | Year Ended December 26, 2020 | 2021 vs. 2020 $ Change | 2021 vs. 2020 % Change |
|---|---|---|---|---|---|---|---|
| Hardware and Protective Solutions | $ 20,884 | $ (17,185) | $ 38,069 | 221.5 % | $ 67,313 | $ (84,498) | (125.5)% |
| Robotics and Digital Solutions | 3,616 | 23,558 | (19,942) | (84.7)% | 3,177 | 20,381 | 641.5 % |
| Canada | 15,393 | 3,941 | 11,452 | 290.6 % | (4,724) | 8,665 | 183.4 % |
| Total segment income from operations | $ 39,893 | $ 10,314 | $ 29,579 | 286.8 % | $ 65,766 | $ (55,452) | (84.3)% |

Income from operations in our Hardware and Protective Solutions segment increased $38.1 million due to the changes in sales, cost of sales, and SG&A expenses described above.

Income from operations in our Robotics and Digital Solutions segment decreased by $19.9 million primarily due to the changes in sales, cost of sales, and SG&A expenses described above, along with a decrease of $0.8M in other income driven by the changes in revaluation of the contingent consideration described above. Depreciation expense decreased by $1.4 million due to certain assets becoming fully depreciated.

Canada's income from operations increased by $11.5 million primarily due to the changes in sales, cost of sales, and SG&A expenses described above. Canada also recorded exchange rate losses of $0.2 million in 2022 compared to gains of $0.9M in 2021. Additionally, Canada's depreciation expense decreased $1.5M due to certain assets becoming fully depreciated.

## Income (Loss) Before Income Taxes

Interest expense, net, decreased $14.2 million due to the refinancing activities in the third quarter of 2021 leading to lower outstanding debt balances in the year ended December 31, 2022. As part of the refinancing activity in 2021, we incurred charges of $8.1 million (see Note 9 - Long-Term Debt of the Notes to Consolidated Financial Statements for additional information).

The mark-to-market adjustment on the warrants was eliminated with the redemption of the warrants in the fourth quarter of 2021. The market-to-market adjustment on interest rate swaps was eliminated with the refinancing activity in 2021. See Note 8 - Warrants and Note 16 - Fair Value Measurements of the Notes to Consolidated Financial Statements for additional information on the warrants and swaps, respectively.

## Income Taxes:

For the year ended December 31, 2022 and December 25, 2021 the effective income tax rate was (12.1)% and 23.5%, respectively. The Company recorded an income tax provision for the year ended December 31, 2022 of $1.8 million, and an income tax benefit for the year ended December 25, 2021 of $11.8 million.

In 2022, the Company's effective tax rate differed from the U.S. federal statutory tax rate primarily due to Global Intangible Low-Taxed Income ("GILTI") from the Canadian subsidiary. In addition, the effective tax rate differed from the U.S. federal statutory tax rate for 2022 due to state and foreign income taxes and certain non-deductible expenses.

## Year Ended December 25, 2021 vs Year Ended December 26, 2020

For a comparison of our results of operations for fiscal 2021 to fiscal 2020, see Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Form 10-K for fiscal 2021.

HILLMAN

# Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure and is the primary basis used to measure the operational strength and performance of our businesses, as well as to assist in the evaluation of underlying trends in our businesses. This measure eliminates the significant level of noncash depreciation and amortization expense that results from the capital-intensive nature of our businesses and from intangible assets recognized in business combinations. It is also unaffected by our capital and tax structures, as our management excludes these results when evaluating our operating performance. Our management and Board of Directors use this financial measure to evaluate our consolidated operating performance and the operating performance of our operating segments and to allocate resources and capital to our operating segments. Additionally, we believe that Adjusted EBITDA is useful to investors because it is one of the bases for comparing our operating performance with that of other companies in our industries, although our measure of Adjusted EBITDA may not be directly comparable to similar measures used by other companies.

The following table presents a reconciliation of Net loss, the most directly comparable financial measures under GAAP, to Adjusted EBITDA for the periods presented:

| (dollars in thousands) | Year Ended December 31, 2022 | | Year Ended December 25, 2021 | | Year Ended December 26, 2020 | |
|---|---|---|---|---|---|---|
| Net loss | $ | (16,436) | $ | (38,332) | $ | (24,499) |
| Income tax expense (benefit) | | 1,769 | | (11,784) | | (9,439) |
| Interest expense, net | | 54,560 | | 61,237 | | 86,774 |
| Interest expense on junior subordinated debentures | | — | | 7,775 | | 12,707 |
| Investment income on trust common securities | | — | | (233) | | (378) |
| Depreciation | | 57,815 | | 59,400 | | 67,423 |
| Amortization | | 62,195 | | 61,329 | | 59,492 |
| Mark-to-market adjustment on interest rate swaps | | — | | (1,685) | | 601 |
| EBITDA | $ | 159,903 | $ | 137,707 | $ | 192,681 |
| | | | | | | |
| Stock compensation expense | | 13,524 | | 15,255 | | 5,125 |
| Management fees | | — | | 270 | | 577 |
| Facility exits [1] | | — | | — | | 3,894 |
| Restructuring [2] | | 2,617 | | 910 | | 4,902 |
| Litigation expense [3] | | 32,856 | | 12,602 | | 7,719 |
| Acquisition and integration expense [4] | | 2,477 | | 11,123 | | 9,832 |
| Change in fair value of contingent consideration | | (1,128) | | (1,806) | | (3,515) |
| Change in fair value of warrant liability [5] | | — | | (14,734) | | — |
| Buy-back expense [6] | | — | | 2,000 | | — |
| Refinancing costs [7] | | — | | 8,070 | | — |
| Inventory revaluation charges [8] | | — | | 32,026 | | — |
| Anti-dumping duties [9] | | — | | 3,995 | | — |
| Adjusted EBITDA | $ | 210,249 | $ | 207,418 | $ | 221,215 |

(1) Facility exits include costs associated with the closure of facilities in Parma, Ohio, San Antonio, Texas, and Dallas, Texas.

(2) Restructuring includes restructuring costs associated with restructuring in our Canada segment announced in 2018, including facility consolidation, stock keeping unit rationalization, severance, sale of property and equipment, and charges relating to exiting certain lines of business. See Note 17 - Restructuring of the Notes to the Consolidated Financial Statements for additional information. Finally, includes consulting and other costs associated with streamlining our manufacturing and distribution operations.

(3) Litigation expense includes legal fees associated with our litigation with KeyMe, Inc. and Hy-Ko Products Company LLC (see Note 18 - Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information).

**HILLMAN**™

(4) Acquisition and integration expense includes professional fees, non-recurring bonuses, and other costs related to historical acquisitions, including the merger with Landcadia III (see Note 3 - Merger Agreement of the Notes to Condensed Consolidated Financial Statements for additional information) and the secondary offering of shares in 2022.

(5) The warrant liabilities are marked to market each period end. (see Note 8 - Warrants of the Notes to Consolidated Financial Statements for additional information).

(6) Infrequent buy backs associated with new business wins.

(7) In connection with the merger, we refinanced our Term Credit Agreement and ABL Revolver. Proceeds from the refinancing were used to redeem in full senior notes due July 15, 2022 (the "6.375% Senior Notes") and the 11.6% Junior Subordinated Debentures.

(8) In the third quarter of 2021, we recorded an inventory valuation adjustment in our Hardware and Protective Solutions segment of $32.0 million primarily related to strategic review of our COVID-19 related product offerings. We evaluated our customers' needs and the market conditions and ultimately decided to exit the following protective product categories related to COVID-19: cleaning wipes, disinfecting sprays, face masks, and certain disposable gloves.

(9) Anti-dumping duties assessed related to the nail business for prior year purchases.

The following tables present a reconciliation of segment operating income, the most directly comparable financial measures under GAAP, to segment Adjusted EBITDA for the periods presented (amounts in thousands):

| Year Ended December 31, 2022 | Hardware and Protective Solutions | | Robotics and Digital Solutions | | Canada | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| Operating income | $ | 20,884 | $ | 3,616 | $ | 15,393 | $ | 39,893 |
| Depreciation and amortization | | 72,266 | | 43,185 | | 4,559 | | 120,010 |
| Stock compensation expense | | 11,057 | | 1,479 | | 988 | | 13,524 |
| Restructuring | | 2,342 | | 275 | | — | | 2,617 |
| Litigation expense | | — | | 32,856 | | — | | 32,856 |
| Acquisition and integration expense | | 2,231 | | 246 | | — | | 2,477 |
| Change in fair value of contingent consideration | | — | | (1,128) | | — | | (1,128) |
| Adjusted EBITDA | $ | 108,780 | $ | 80,529 | $ | 20,940 | $ | 210,249 |

| Year Ended December 25, 2021 | Hardware and Protective Solutions | | Robotics and Digital Solutions | | Canada | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| Operating (loss) income | $ | (17,185) | $ | 23,558 | $ | 3,941 | $ | 10,314 |
| Depreciation and amortization | | 69,264 | | 45,305 | | 6,160 | | 120,729 |
| Stock compensation expense | | 13,134 | | 2,121 | | — | | 15,255 |
| Management fees | | 232 | | 38 | | — | | 270 |
| Restructuring | | 403 | | 10 | | 497 | | 910 |
| Litigation expense | | — | | 12,602 | | — | | 12,602 |
| Acquisition and integration expense | | 9,869 | | 1,254 | | — | | 11,123 |
| Buy-back expense | | 2,000 | | — | | — | | 2,000 |
| Inventory revaluation charges | | 32,026 | | — | | — | | 32,026 |
| Asset impairment charges | | 3,995 | | — | | — | | 3,995 |
| Change in fair value of contingent consideration | | — | | (1,806) | | — | | (1,806) |
| Adjusted EBITDA | $ | 113,738 | $ | 83,082 | $ | 10,598 | $ | 207,418 |

HILLMAN

| Year Ended December 26, 2020 | | Hardware and Protective Solutions | | Robotics and Digital Solutions | | Canada | | Consolidated |
|---|---|---|---|---|---|---|---|---|
| Operating (loss) income | $ | 67,313 | $ | 3,177 | $ | (4,724) | $ | 65,766 |
| Depreciation and amortization | | 69,164 | | 50,670 | | 7,081 | | 126,915 |
| Stock compensation expense | | 4,464 | | 661 | | — | | 5,125 |
| Management fees | | 502 | | 75 | | — | | 577 |
| Facility exits | | 3,894 | | — | | — | | 3,894 |
| Restructuring | | 74 | | — | | 4,828 | | 4,902 |
| Litigation expense | | — | | 7,719 | | — | | 7,719 |
| Acquisition and integration expense | | 8,284 | | 1,548 | | — | | 9,832 |
| Corporate and intersegment adjustments | | 70 | | (70) | | — | | — |
| Change in fair value of contingent consideration | | — | | (3,515) | | — | | (3,515) |
| Adjusted EBITDA | $ | 153,765 | $ | 60,265 | $ | 7,185 | $ | 221,215 |

# Liquidity and Capital Resources:

The following table presents the key categories of our consolidated statements of cash flows:

| | | Year Ended December 31, 2022 | | Year Ended December 25, 2021 | | $ Change | | Year Ended December 26, 2020 | | $ Change |
|---|---|---|---|---|---|---|---|---|---|---|
| Net cash provided by (used for) by operating activities | $ | 119,011 | $ | (110,254) | $ | 229,265 | $ | 92,080 | $ | (202,334) |
| Net cash (used for) investing activities | | (72,822) | | (90,454) | | 17,632 | | (46,074) | | (44,380) |
| Net cash (used for) provided by financing activities | | (28,722) | | 193,329 | | (222,051) | | (45,104) | | 238,433 |
| Net increase (decrease) in cash and cash equivalents | | 16,476 | | (6,915) | | 23,391 | | 1,547 | | (8,462) |

## Operating Cash Flows:

Operating cash flows for the year ended December 31, 2022 were favorably impacted by reducing inventory as part of the company's ongoing strategic initiative to lower inventory on hand during 2022 following the build up of inventory in prior year due to inflation and recent supply chain challenges offset by reduced accounts payable resulting from lower inventory purchases.

Net cash provided by operating activities for the year ended December 25, 2021 was unfavorably impacted by increased inventory driven by inflation and higher on hand amounts to maintain service levels with extended lead times, and payments made for long term incentive programs and other variable compensation.

## Investing Cash Flows:

### Capital Expenditures:

Cash of $69.6 million, $51.6 million, and $45.3 million, used in the years ending December 31, 2022, December 25, 2021 and December 26, 2020, respectively, to invest in our investment in new key duplicating kiosks and machines, merchandising racks, and new distribution facilities in the HPS segment.

### Acquisitions:

In the year ended December 31, 2022, we acquired Monkey Hook for approximately $2.5 million (see Note 6 - Acquisitions of the Notes to Consolidated Financial Statements for additional information). In the year ending December 25, 2021, we acquired Oz Post International, LLC ("OZCO") for approximately $39.8 million.

HILLMAN

**Financing Cash Flows:**

### Term Loan:

On July 14, 2021, we entered into a new credit agreement, which provided for a new funded term loan facility of $835.0 million and a delayed draw term loan facility of $200.0 million (of which $16.0 million was drawn). The term loan matures on July 14, 2028. The Company used $10.6 million of cash for principal payments on the senior term loans. As of December 31, 2022, we have outstanding borrowings of $840.4 million on the term loan. See Note 9 - Long-Term Debt of the Notes to Consolidated Financial Statements for additional information.

### ABL Revolver:

On July 29, 2022, the Company amended the asset-based revolving credit agreement (the "ABL Revolver") to increase the aggregate commitments thereunder to $375.0 million and extended the maturity. The stated maturity date of the revolving credit commitments under the ABL Credit Agreement is the earlier of (i) July 29, 2027; or (ii) 91 days prior to the maturity date of our term loans.

Our revolver draws, net of repayments, provided cash of $21.0 million in the year ended December 31, 2022. We used revolver draws to fund the litigation with Hy-Ko (see Note 18 - Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information).

### Stock Option Exercises:

In the years ended December 31, 2022, December 25, 2021, and December 26, 2020, the Company received $2.6 million, $2.7 million, and $7.3 million, respectively, from the exercise of stock options.

### 2021 Refinancing activities

In connection with the Merger, we refinanced all of our outstanding debt. In connection with the refinancing, we incurred a loss of $8.1 million and paid $38.7 million in financing fees, of which $21.0 million was recorded as a financing activity. See Note 9 - Long-Term Debt of the Notes to Consolidated Financial Statements for additional information.

In the second quarter of 2021, we entered into an amendment ("OZCO Amendment") to the term loan credit agreement dated May 31, 2018, which provided $35.0 million of incremental term loan funds to be used to finance the acquisition. See Note 6 - Acquisitions of the Notes to Consolidated Financial Statements for additional information.

## Liquidity:

We believe that projected cash flows from operations and ABL Revolver availability will be sufficient to fund working capital and capital expenditure needs for the next 12 months. As of December 31, 2022, the ABL Revolver had an outstanding amount of $72.0 million and outstanding letters of credit of $35.9 million, leaving $197.6 million of available borrowings as a source of liquidity. Our material cash requirements for known contractual obligations include, debt, and lease obligations, each of which are discussed in more detail earlier in this section and in the footnotes to the consolidated financial statements, along with capital expenditures. We expect to spend between $65-$75 million for capital expenditures in 2023. Our future investments will depend primarily on the builds of new key duplicating kiosks and machines, merchandising racks, facility relocations, and IT projects that we undertake and the timing of these expenditures.

We also have cash requirements for purchase orders and contracts for the purchase of inventory and other goods and services, which are based on current distribution needs and are fulfilled by our suppliers within the short term.

Our working capital (current assets minus current liabilities) position of $416.2 million as of December 31, 2022 represents an increase of $25.2 million from the December 25, 2021 level of $391.0 million. We expect to generate sufficient operating cash flows to meet our short-term liquidity needs, and we expect to maintain access to the capital markets, although there can be no assurance of our ability to do so. However, disruption and volatility in the global capital markets, could impact our capital resources and liquidity in the future.

## Related Party Transactions:

The information required by this Item is set forth in the section entitled Related Party Transactions in the 2023 Proxy Statement and is hereby incorporated by reference into this Form 10-K.

**HILLMAN**

# Critical Accounting Policies and Estimates:

Our accounting policies are more fully described in Note 2 - Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements. As disclosed in that note, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events cannot be predicted with certainty and, therefore, actual results could differ from those estimates. The following section describes our critical accounting policies.

## Inventory Realization:

Inventories consisting predominantly of finished goods are valued at the lower of cost or net realizable value, cost being determined principally on the standard cost method, which approximates the first-in-first-out "FIFO" method. The historical usage rate is the primary factor used in assessing the net realizable value of excess and obsolete inventory. A reduction in the carrying value of an inventory item from cost to net realizable value is recorded for inventory with excess on-hand quantities as determined based on historic and projected sales, product category, and stage in the product life cycle. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our excess and obsolete inventory reserve. However, if our estimates regarding excess and obsolete inventory are inaccurate, we may be exposed to losses or gains that could be material. A 5% difference in actual excess and obsolete inventory reserved for at December 31, 2022, would have affected net earnings by approximately $1.4 million in fiscal 2022.

## Goodwill:

We have adopted ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates Step 2 from the goodwill impairment test and instead requires an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. If, after assessing the totality of events or circumstances, we determine that the fair value of a reporting unit is less than the carrying value, then we would recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

Our annual impairment assessment is performed for the reporting units as of October 1. In 2022, 2021, and 2020, with the assistance of an independent third-party specialist, management assessed the value of our reporting units based on a discounted cash flow model and multiple of earnings. Assumptions critical to our fair value estimates under the discounted cash flow model include the projected net sales and earnings growth rates and the discount rates. The results of the quantitative assessments in 2022, 2021, and 2020 indicated that the fair value of each reporting unit was in excess of its carrying value.

Significant assumptions used in the determination of the estimated fair values of the reporting units are the projected net sales and earnings growth rates and the discount rate. The projected net sales and earnings growth rates are dependent on overall market growth rates, the competitive environment, inflation and our ability to pass price increase along to our customers, relative currency exchange rates, and business activities that impact market share. As a result, the growth rate could be adversely impacted by a sustained deceleration in category growth, devaluation of the U.S. Dollar against other currencies, an increased competitive environment, or an economic recession. The discount rate, which is consistent with a weighted average cost of capital that is likely to be expected by a market participant, is based upon industry required rates of return, including consideration of both debt and equity components of the capital structure. Our discount rate may be impacted in the future by adverse changes in the macroeconomic environment and volatility in the equity and debt markets.

We performed sensitivity analyses for the Hardware Solutions and Protective Solutions reporting units during our annual impairment testing, utilizing reasonably possible changes in the assumptions for the discount rate, shorter-term revenue growth rates and earnings growth rates to demonstrate the potential impacts to the estimated fair values.

While our fourth quarter 2022, impairment test determined the fair value of the Hardware Solutions reporting unit exceeded its carrying value, the excess of the fair value over the carrying value of the reporting unit was approximately 4% of the carrying value. An increase, in isolation, to the discount rate of 30 basis points, a decrease of 50 basis points in the projected revenue growth assumption, or a decrease of 40 basis points in the projected earnings growth, could each result in the fair value of the reporting unit being less than its carrying value.

Similarly, as of our fourth quarter 2022 impairment test, the fair value of the Protective Solutions reporting unit exceeded its carrying value by approximately 6% of the carrying value. An increase, in isolation, to the discount

HILLMAN

rate of 40 basis points, a decrease of 70 basis points in the projected net sales growth assumption, or a decrease of 90 basis points in the projected earnings growth, would each result in the fair value of the reporting unit being less than its carrying value.

In our annual review of goodwill for impairment in the fourth quarter of 2022, the fair value of all of the other reporting units was substantially in excess of its carrying value.

While management can and has implemented strategies to address these events, changes in operating plans or adverse changes in the future could reduce the underlying cash flows used to estimate fair values and could result in a decline in fair value that would trigger future impairment charges of the Protective Solutions and Hardware Solutions reporting units' goodwill. As of December 31, 2022, the carrying value of the Protective Solutions reporting unit's goodwill was $128.8 million and Hardware Solutions reporting unit's goodwill was $436.9 million.

## Recent Accounting Pronouncements:

Recently issued accounting standards are described in Note 4 - Recent Accounting Pronouncements of the Notes to Consolidated Financial Statements.

# ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

## Interest Rate Exposure

We are exposed to the impact of interest rate changes as our borrowings bear interest at variable interest rates. It is our policy to enter into interest rate swaps only to the extent considered necessary to meet our objectives.

Based on our exposure to variable rate borrowings at December 31, 2022, after consideration of our LIBOR and SOFR floor rates and interest rate swap agreements, a one percent (1%) change in the weighted average interest rate for a period of one year would change the annual interest expense by approximately $3.4 million.

## Foreign Currency Exchange

We are exposed to foreign exchange rate changes of the Canadian and Mexican currencies as it impacts the $174.2 million net asset value of our Canadian and Mexican subsidiaries as of December 31, 2022. The foreign subsidiaries' net tangible assets were $116.3 million and the net intangible assets were $57.9 million as of December 31, 2022.

We utilize foreign exchange forward contracts to manage the exposure to currency fluctuations in the Canadian dollar versus the U.S. Dollar. See Note 15 - Derivatives and Hedging of the Notes to Consolidated Financial Statements.

**HILLMAN**

# ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

**HILLMAN**

# Report of Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Hillman Solutions Corp. and its consolidated subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of Hillman Solutions Corp. and its consolidated subsidiaries are being made only in accordance with authorizations of management and directors of Hillman Solutions Corp. and its consolidated subsidiaries, as appropriate; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Hillman Solutions Corp. and its consolidated subsidiaries that could have a material effect on the consolidated financial statements.

Our management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. This assessment is supported by testing and monitoring performed under the direction of management.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

Based on its assessment, our management has concluded that our internal control over financial reporting was effective, as of December 31, 2022, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. We reviewed the results of management's assessment with the Audit Committee of Hillman Solutions Corp.

/s/ DOUGLAS J. CAHILL                                          /s/ ROBERT O. KRAFT


Douglas J. Cahill                                                    Robert O. Kraft
President and Chief Executive Officer                   Chief Financial Officer
Dated:          February 27, 2023                          Dated:          February 27, 2023

**HILLMAN**

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Hillman Solutions Corp.

## Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hillman Solutions Corp. and subsidiaries (the "Company") as of December 31, 2022, the related consolidated statements of comprehensive loss, cash flows, and stockholders' equity, for the period ended December 31, 2022, and the related notes and the financial statement schedule II - Valuation Accounts (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

## Goodwill - Hardware Solutions and Protective Solutions Reporting Units - Refer to Note 2 to the financial statements

### Critical Audit Matter Description

The Company's evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to their respective carrying values.

The Company used both a discounted cash flow model and a multiple of earnings approach to estimate the fair values of the Hardware Solutions ("HS") reporting unit and the Protective Solutions ("PS") reporting unit. The discounted cash flow model requires management to make significant estimates and assumptions including projected net sales and earnings growth rates and discount rates. Changes in these assumptions could have a significant impact on either the fair value of the reporting units, the amount of any goodwill impairment charge, or both. The Company's consolidated goodwill balance was $824 million as of December 31, 2022, of which $424 million and $129 million were allocated to the HS reporting unit and the PS reporting unit, respectively. The

**HILLMAN**

estimated fair value of the HS and PS reporting units exceeded their carrying values as of the measurement date and, therefore, no impairment was recognized.

We identified the Company's discounted cash flow model in the impairment evaluation of goodwill for the HS and the PS reporting units as a critical audit matter because of the significant judgments made by management to estimate the fair values of these reporting units. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of certain of management's estimates and assumptions, particularly related to projected net sales and earnings growth rates and discount rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the estimates of projected net sales and earnings growth rates and discount rates used by management to estimate the fair values of the HS and PS reporting units included the following, among others:

- We evaluated management's ability to accurately forecast projected net sales and earnings growth rates by comparing actual results to management's historical forecasts.

- We performed a sensitivity analysis of the projected net sales and earnings growth rates and discount rates, which included their impact on cash flows.

- We evaluated the reasonableness of management's projected net sales and earnings growth rates by comparing the forecasts to (1) historical net sales and earnings growth rates, (2) underlying analysis detailing business strategies and growth plans, (3) internal communications to management and the Board of Directors, and (4) forecasted information included in the Company press releases, as well as in analyst and industry reports for the Company and certain of its peer companies.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodologies utilized, along with valuation assumptions including the discount rates and long-term net sales growth rates selected by:

  - Developing a range of independent estimates for the discount rates and compared those to those rates selected by management.

  - Utilizing industry and market-specific growth trends to assess the reasonableness of the long-term net sales growth rates selected by management.

/s/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio

February 27, 2023

We have served as the Company's auditor since 2022.

**HILLMAN**

# Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors Hillman Solutions Corp.:

*Opinion on the Consolidated Financial Statements*

We have audited the accompanying consolidated balance sheet of Hillman Solutions Corp. and subsidiaries (the Company) as of December 25, 2021, the related consolidated statements of comprehensive loss, cash flows, and stockholders' equity for each of the years in the two-year period ended December 25, 2021, and the related notes and financial statement schedule II -- Valuation Accounts) (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 25, 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 25, 2021, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We served as the Company's auditor from 2021 to 2022.

Cincinnati, Ohio

March 16, 2022

**HILLMAN**

# HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

|  | December 31, 2022 | December 25, 2021 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 31,081 | $ 14,605 |
| Accounts receivable, net of allowances of $2,405 ($2,891 - 2021) | 86,985 | 107,212 |
| Inventories, net | 489,326 | 533,530 |
| Other current assets | 24,227 | 12,962 |
| Total current assets | 631,619 | 668,309 |
| Property and equipment, net of accumulated depreciation of $333,452 ($284,069 - 2021) | 190,258 | 174,312 |
| Goodwill | 823,812 | 825,371 |
| Other intangibles, net of accumulated amortization of $414,275 ($352,695 - 2021) | 734,460 | 794,700 |
| Operating lease right of use assets | 66,955 | 82,269 |
| Deferred tax asset | — | 1,323 |
| Other assets | 23,586 | 16,638 |
| Total assets | $ 2,470,690 | $ 2,562,922 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 131,751 | $ 186,126 |
| Current portion of debt and finance lease obligations | 10,570 | 11,404 |
| Current portion of operating lease liabilities | 12,285 | 13,088 |
| Accrued expenses: | | |
| Salaries and wages | 15,709 | 8,606 |
| Pricing allowances | 9,246 | 10,672 |
| Income and other taxes | 5,300 | 4,829 |
| Interest | 697 | 1,519 |
| Other accrued expenses | 29,854 | 41,052 |
| Total current liabilities | 215,412 | 277,296 |
| Long-term debt | 884,636 | 906,531 |
| Deferred tax liabilities | 140,091 | 137,764 |
| Operating lease liabilities | 61,356 | 74,476 |
| Other non-current liabilities | 12,456 | 16,760 |
| Total liabilities | 1,313,951 | 1,412,827 |
| | | |
| Commitments and Contingencies (Note 18) | — | — |
| Stockholders' equity: | | |
| Common stock, $0.0001 par, 500,000,000 shares authorized, 194,548,411 issued and outstanding at December 31, 2022 and 194,083,625 issued and 193,995,320 outstanding at December 25, 2021 | 20 | 20 |
| Additional paid-in capital | 1,404,360 | 1,387,410 |
| Accumulated deficit | (226,617) | (210,181) |
| Accumulated other comprehensive loss | (21,024) | (27,154) |
| Total stockholders' equity | 1,156,739 | 1,150,095 |
| Total liabilities and stockholders' equity | $ 2,470,690 | $ 2,562,922 |

The Notes to Consolidated Financial Statements are an integral part of these statements.

**HILLMAN**

# HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(dollars in thousands)

| | Year Ended December 31, 2022 | | Year Ended December 25, 2021 | | Year Ended December 26, 2020 |
|---|---|---|---|---|---|
| Net sales | $ | 1,486,328 | $ | 1,425,967 | $ | 1,368,295 |
| Cost of sales (exclusive of depreciation and amortization shown separately below) | | 846,551 | | 859,557 | | 781,815 |
| Selling, warehouse, and general and administrative expenses | | 480,993 | | 437,875 | | 398,472 |
| Depreciation | | 57,815 | | 59,400 | | 67,423 |
| Amortization | | 62,195 | | 61,329 | | 59,492 |
| Management fees to related party | | — | | 270 | | 577 |
| Other income, net | | (1,119) | | (2,778) | | (5,250) |
| Income from operations | | 39,893 | | 10,314 | | 65,766 |
| Gain on change in fair value of warrant liability | | — | | (14,734) | | — |
| Interest expense, net | | 54,560 | | 61,237 | | 86,774 |
| Interest expense on junior subordinated debentures | | — | | 7,775 | | 12,707 |
| Investment income on trust common securities | | — | | (233) | | (378) |
| Loss (income) on mark-to-market adjustment of interest rate swap | | — | | (1,685) | | 601 |
| Refinancing costs | | — | | 8,070 | | — |
| Loss before income taxes | | (14,667) | | (50,116) | | (33,938) |
| Income tax expense (benefit) | | 1,769 | | (11,784) | | (9,439) |
| Net loss | $ | (16,436) | $ | (38,332) | $ | (24,499) |
| | | | | | | |
| Basic and diluted loss per share | $ | (0.08) | $ | (0.28) | $ | (0.27) |
| Weighted average basic and diluted shares outstanding | | 194,249 | | 134,699 | | 89,891 |
| | | | | | | |
| Net loss from above | $ | (16,436) | $ | (38,332) | $ | (24,499) |
| Other comprehensive income (loss): | | | | | | |
| Foreign currency translation adjustments | | (7,615) | | (283) | | 2,652 |
| Hedging activity | | 13,745 | | 2,517 | | — |
| Total other comprehensive income | | 6,130 | | 2,234 | | 2,652 |
| Comprehensive loss | $ | (10,306) | $ | (36,098) | $ | (21,847) |

The Notes to Consolidated Financial Statements are an integral part of these statements.

**HILLMAN**

# HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (dollars in thousands)

| | Year Ended December 31, 2022 | Year Ended December 25, 2021 | Year Ended December 26, 2020 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net loss | $ (16,436) | $ (38,332) | $ (24,499) |
| Adjustments to reconcile net loss to net cash provided by (used for) operating activities: | | | |
| Depreciation and amortization | 120,010 | 120,730 | 126,915 |
| Loss (gain) on dispositions of property and equipment | (26) | 221 | 161 |
| Impairment of long lived assets | — | — | 210 |
| Deferred income taxes | (873) | (21,846) | (9,462) |
| Deferred financing and original issue discount amortization | 3,582 | 4,336 | 3,722 |
| Loss on debt restructuring, net of third party fees paid | — | (8,372) | — |
| Stock-based compensation expense | 13,524 | 15,255 | 5,125 |
| Change in fair value of warrant liabilities | — | (14,734) | — |
| Change in fair value of contingent consideration | (1,128) | (1,806) | (3,515) |
| Other non-cash interest and change in value of interest rate swap | — | (1,685) | 601 |
| Changes in operating items: | | | |
| Accounts receivable | 19,889 | 15,148 | (32,417) |
| Inventories | 38,813 | (137,849) | (67,147) |
| Other assets | 566 | 3,064 | (10,743) |
| Accounts payable | (53,760) | (20,253) | 76,031 |
| Other accrued liabilities | (5,150) | (24,131) | 27,098 |
| Net cash provided by (used for) by operating activities | 119,011 | (110,254) | 92,080 |
| Cash flows from investing activities: | | | |
| Acquisitions of businesses, net of cash acquired | (2,500) | (38,902) | (800) |
| Capital expenditures | (69,589) | (51,552) | (45,274) |
| Other investing activities | (733) | — | — |
| Net cash (used for) investing activities | (72,822) | (90,454) | (46,074) |
| Cash flows from financing activities: | | | |
| Borrowings on senior term loans, net of discount | — | 883,872 | — |
| Repayments of senior term loans | (10,638) | (1,072,042) | (10,608) |
| Borrowings of revolving credit loans | 244,000 | 322,000 | 99,000 |
| Repayments of revolving credit loans | (265,000) | (301,000) | (140,000) |
| Repayments of senior notes | — | (330,000) | — |
| Financing fees | — | (20,988) | — |
| Proceeds from recapitalization of Landcadia, net of transaction costs | — | 455,161 | — |
| Proceeds from sale of common stock in PIPE, net of issuance costs | — | 363,301 | — |
| Repayment of junior subordinated debentures | — | (108,707) | — |
| Principal payments under finance lease obligations | (1,470) | (938) | (836) |
| Proceeds from exercise of stock options | 2,609 | 2,670 | 7,340 |
| Other financing activities | 1,777 | — | — |
| Net cash (used for) provided by financing activities | (28,722) | 193,329 | (45,104) |
| Effect of exchange rate changes on cash | (991) | 464 | 645 |
| Net increase (decrease) in cash and cash equivalents | 16,476 | (6,915) | 1,547 |
| Cash and cash equivalents at beginning of period | 14,605 | 21,520 | 19,973 |
| Cash and cash equivalents at end of period | $ 31,081 | $ 14,605 | $ 21,520 |

The Notes to Consolidated Financial Statements are an integral part of these statements.

HILLMAN

# HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollars in thousands)

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Loss | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance at December 28, 2019 | | | | | | |
| | 89,550 | $ 9 | $ 553,350 | $ (147,350) | $ (32,040) | $ 373,969 |
| Net Loss | — | — | — | (24,499) | — | (24,499) |
| Stock option activity, stock awards and employee stock purchase plan | 1,385 | — | 12,465 | — | — | 12,465 |
| Change in cumulative foreign currency translation adjustment | — | — | — | — | 2,652 | 2,652 |
| Balance at December 26, 2020 | | | | | | |
| | 90,935 | $ 9 | $ 565,815 | $ (171,849) | $ (29,388) | $ 364,587 |
| Net Loss | — | — | — | (38,332) | — | (38,332) |
| Stock option activity, stock awards and employee stock purchase plan | 523 | — | 17,925 | — | — | 17,925 |
| Recapitalization of Landcadia, net of issuance costs and fair value of assets and liabilities acquired | 58,672 | 6 | 377,959 | — | — | 377,965 |
| Shares issued to PIPE, net of issuance costs | 37,500 | 4 | 363,297 | — | — | 363,301 |
| Hedging activity | — | — | — | — | 2,517 | 2,517 |
| Warrant redemption | 6,365 | 1 | 62,414 | — | — | 62,415 |
| Change in cumulative foreign currency translation adjustment | — | — | — | — | (283) | (283) |
| Balance at December 25, 2021 | | | | | | |
| | 193,995 | $ 20 | $ 1,387,410 | $ (210,181) | $ (27,154) | $ 1,150,095 |
| Net Loss | — | — | — | (16,436) | — | (16,436) |
| Stock option activity, stock awards and employee stock purchase plan | 553 | — | 16,190 | — | — | 16,190 |
| Hedging activity | — | — | — | — | 13,745 | 13,745 |
| Change in cumulative foreign currency translation adjustment | — | — | — | — | (7,615) | (7,615) |
| Other | — | — | 760 | — | — | 760 |
| Balance at December 31, 2022 | 194,548 | $ 20 | $ 1,404,360 | $ (226,617) | $ (21,024) | $ 1,156,739 |

The Notes to Consolidated Financial Statements are an integral part of these statements.

**HILLMAN**

# 1. BASIS OF PRESENTATION

The accompanying financial statements include the consolidated accounts of Hillman Solutions Corp. and its wholly-owned subsidiaries (collectively "Hillman" or the "Company"). Unless the context requires otherwise, references to "Hillman," "we," "us," "our," or "our Company" refer to Hillman Solutions Corp. and its wholly-owned subsidiaries. The Consolidated Financial Statements included herein have been prepared in accordance with accounting standards generally accepted in the United States of America ("U.S. GAAP"). All intercompany balances and transactions have been eliminated. References to 2022, 2021, and 2020 are for fiscal years ended December 31, 2022, December 25, 2021, and December 26, 2020, respectively.

On July 14, 2021, privately held HMAN Group Holdings Inc. ("Old Hillman"), and Landcadia Holdings III, Inc. ("Landcadia" and after the Business Combination described herein, "New Hillman"), a special purpose acquisition company ("SPAC") consummated the previously announced business combination (the "Closing") pursuant to the terms of the Agreement and Plan of Merger, dated as of January 24, 2021 (as amended on March 12, 2021, the "Merger Agreement") by and among Landcadia, Helios Sun Merger Sub, a wholly-owned subsidiary of Landcadia ("Merger Sub"), HMAN Group Holdings Inc., a Delaware corporation ("Hillman Holdco") and CCMP Sellers' Representative, LLC, a Delaware Limited Liability Company in its capacity as the Stockholder Representative thereunder (the "Stockholder Representative"). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Hillman Holdco with Hillman Holdco surviving the merger as a wholly owned subsidiary of New Hillman, which was renamed "Hillman Solutions Corp." (the "Merger" and together with the other transactions contemplated by the Merger Agreement, the "Business Combination"). Unless the context indicates otherwise, the discussion of the Company and its financial condition and results of operations is with respect to New Hillman following the closing date and Old Hillman prior to the closing date. See Note 3 - Merger Agreement for more information.

In connection with the closing of the Business Combination on July 14, 2021, Landcadia changed its name from "Landcadia Holdings III, Inc." to "Hillman Solutions Corp." and the Company's common stock and warrants began trading on The Nasdaq Stock Market under the trading symbols "HLMN" and "HLMNW", respectively.

The Company has a 52-53 week fiscal year ending on the last Saturday in December. In a 52 week fiscal year, each of the Company's quarterly periods will consist of 13 weeks. The additional week in a 53 week fiscal year is added to the fourth quarter, making such quarter consist of 14 weeks. In the current year, 2022, the Company had its first 53 week fiscal year.

## Nature of Operations:

The Company is comprised of three separate operating business segments: (1) Hardware and Protective Solutions, (2) Robotics and Digital Solutions, and (3) Canada.

Hillman provides and, on a limited basis, produces products such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems, and accessories; personal protective equipment such as gloves and eye-wear; builder's hardware; and identification items, such as tags and letters, numbers, and signs, to retail outlets, primarily hardware stores, home centers and mass merchants, pet supply stores, grocery stores, and drug stores. The Canada segment also produces fasteners, stampings, fittings, and processes threaded parts for automotive suppliers, industrial Original Equipment Manufacturers ("OEMs"), and industrial distributors.

**HILLMAN**

# 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

## Cash and Cash Equivalents:

Cash and cash equivalents consist of commercial paper, U.S. Treasury obligations, and other liquid securities purchased with initial maturities less than 90 days and are stated at cost which approximates fair value. The Company has foreign bank balances of approximately $23,876 and $8,219 at December 31, 2022 and December 25, 2021, respectively. The Company maintains cash and cash equivalent balances with financial institutions that exceed federally insured limits. The Company has not experienced any losses related to these balances. Management believes it's credit risk is minimal.

## Restricted Investments:

The Company's restricted investments are trading securities carried at fair market value which represent assets held in a Rabbi Trust to fund deferred compensation liabilities owed to the Company's employees. The current portion of the investments is included in other current assets and the long term portion in other assets on the accompanying Consolidated Balance Sheets. See Note 11 - Deferred Compensation Plan for additional information.

## Accounts Receivable and Allowance for Doubtful Accounts:

The Company establishes the allowance for doubtful accounts by considering historical losses, adjusted to take into account current market conditions. The estimates for calculating the aggregate reserve are based on the financial condition of the customers, the length of time receivables are past due, historical collection experience, current economic trends, and reasonably supported forecasts. Increases to the allowance for doubtful accounts result in a corresponding expense. The Company writes off individual accounts receivable when collection becomes improbable. The allowance for doubtful accounts was $2,405 and $2,891 as of December 31, 2022 and December 25, 2021, respectively.

In the years ended December 31, 2022 and December 25, 2021, the Company entered into agreements to sell, on an ongoing basis and without recourse, certain trade accounts receivable. The buyer is responsible for servicing the receivables. The sale of the receivables is accounted for in accordance with Financial Accounting Standards Board ("FASB") ASC 860, Transfers and Servicing. Under that guidance, receivables are considered sold when they are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the receivables, and the Company has surrendered control over the transferred receivables. The Company has received proceeds from the sales of trade accounts receivable of approximately $374,105, $322,509 and $323,715 for the years ended December 31, 2022, December 25, 2021 and December 26, 2020, respectively, and has included the proceeds in net cash provided by operating activities in the Consolidated Statements of Cash Flows. Related to the sale of accounts receivable, the Company recorded losses of approximately $4,432, $1,433 and $1,782 for the years ended December 31, 2022, December 25, 2021 and December 26, 2020, respectively.

## Inventories:

Inventories consisting predominantly of finished goods are valued at the lower of cost or net realizable value, cost being determined principally on the standard cost method, which approximates the first-in-first-out "FIFO" method. The historical usage rate is the primary factor used in assessing the net realizable value of excess and obsolete inventory. A reduction in the carrying value of an inventory item from cost to net realizable value is recorded for inventory with excess on-hand quantities as determined based on historic and projected sales, product category, and stage in the product life cycle.

## Property and Equipment:

Property and equipment are carried at cost and include expenditures for new facilities and major renewals. For financial accounting purposes, depreciation is computed on the straight-line method over the estimated useful lives of the assets, generally 3 to 15 years. Assets acquired under finance leases are depreciated over the terms of the related leases. Maintenance and repairs are charged to expense as incurred. The Company capitalizes certain costs that are directly associated with the development of internally developed software, representing the historical cost of these assets. Once the software is completed and placed into service, such costs are amortized over the estimated useful lives. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from their respective accounts, and the resulting gain or loss is reflected in income from operations.

HILLMAN

Property and equipment, net, consists of the following at December 31, 2022 and December 25, 2021:

| | Estimated Useful Life (Years) | | 2022 | 2021 |
|---|---|---|---|---|
| Leasehold improvements | life of lease | | 17,445 | 11,773 |
| Machinery and equipment | 3 | - 10 | 416,512 | 366,198 |
| Computer equipment and software | 3 | - 5 | 68,410 | 64,648 |
| Furniture and fixtures | 6 | - 8 | 7,888 | 5,390 |
| Construction in process | | | 13,455 | 10,372 |
| Property and equipment, gross | | | 523,710 | 458,381 |
| Less: Accumulated depreciation | | | 333,452 | 284,069 |
| Property and equipment, net | | | $ 190,258 | $ 174,312 |

## Goodwill:

The Company has adopted ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates Step 2 from the goodwill impairment test and instead requires an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. If, after assessing the totality of events or circumstances, the Company determines that the fair value of a reporting unit is less than the carrying value, then the Company would recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

The Company's annual impairment assessment is performed for its reporting units as of October 1st. With the assistance of an independent third-party specialist, management assessed the value the of the reporting units based on a discounted cash flow model and multiple of earnings. Assumptions critical to our fair value estimates under the discounted cash flow model include the discount rate and projected net sales and earnings growth rates. The results of the quantitative assessment in 2022, 2021, and 2020 indicated that the fair value of each reporting unit was in excess of its carrying value. Therefore goodwill was not impaired as of our annual testing dates.

Goodwill amounts by reportable segment are summarized as follows:

| | Goodwill at December 25, 2021 | Acquisitions [2] | Disposals | Other[1] | Goodwill at December 31, 2022 |
|---|---|---|---|---|---|
| Hardware and Protective Solutions | $ 574,698 | $ (158) | $ — | $ 204 | $ 574,744 |
| Robotics and Digital Solutions | 220,936 | — | — | — | 220,936 |
| Canada | 29,737 | — | — | (1,605) | 28,132 |
| Total | $ 825,371 | $ (158) | $ — | $ (1,401) | $ 823,812 |

(1) The "Other" change to goodwill relates to adjustments resulting from fluctuations in foreign currency exchange rates for the Canada and Mexico reporting units.

(2) The amount relates to the OZCO acquisition, see Note 6 - Acquisitions for additional information.

## Intangible Assets:

Intangible assets arise primarily from the determination of their respective fair market values at the date of acquisition. With the exception of certain trade names, intangible assets are amortized on a straight-line basis over periods ranging from 5 to 20 years, representing the period over which the Company expects to receive future economic benefits from these assets.

Other intangibles, net, as of December 31, 2022 and December 25, 2021 consist of the following:

HILLMAN

| | Useful Life (Years) | | | December 31, 2022 | December 25, 2021 |
|---|---|---|---|---|---|
| Customer relationships | 13 | - | 20 $ | 963,622 $ | 965,054 |
| Trademarks - indefinite | | Indefinite | | 85,275 | 85,591 |
| Trademarks - other | 7 | - | 15 | 31,387 | 29,000 |
| Technology and patents | 5 | - | 12 | 68,451 | 67,750 |
| Intangible assets, gross | | | | 1,148,735 | 1,147,395 |
| Less: Accumulated amortization | | | | 414,275 | 352,695 |
| Intangible assets, net | | | $ | 734,460 $ | 794,700 |

Estimated annual amortization expense for intangible assets subject to amortization at December 31, 2022 for the next five fiscal years is as follows:

| Fiscal Year Ended | Amortization Expense |
|---|---|
| 2023 $ | 62,244 |
| 2024 | 62,225 |
| 2025 | 61,469 |
| 2026 | 57,065 |
| 2027 | 54,317 |
| Thereafter $ | 351,402 |

The Company also evaluates indefinite-lived intangible assets (primarily trademarks and trade names) for impairment annually or more frequently if events and circumstances indicate that it is more likely than not that the fair value of an indefinite-lived intangible asset is below its carrying amount. With the assistance of an independent third-party specialist, management assessed the fair value of our indefinite-lived intangible assets based on a relief from royalties model. An impairment charge is recorded if the carrying amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date as of October 1st. No impairment charges related to indefinite-lived intangible assets were recorded by the Company in 2022, 2021, or 2020 as a result of the quantitative annual impairment test.

## Long-Lived Assets:

Long-lived assets, such as property and equipment and definite-lived intangible assets, are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset or asset group to its carrying value. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. No impairment charges were recorded in 2022 or 2021. In the year ended December 26, 2020, the Company recorded an impairment charge of $210 related to the loss on the disposal of our FastKey self-service duplicating kiosks and related assets in our Robotics and Digital Solutions reportable segment. The aforementioned impairment charge incurred was included within other income/expense on the Consolidated Statements of Comprehensive Loss. Approximately 95% of the Company's long-lived assets are held within the United States.

## Income Taxes:

Deferred income taxes are computed using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which the temporary differences are expected to reverse. Valuation allowances are provided for tax benefits where management estimates it is more likely than not that certain tax benefits will not be realized. Adjustments to valuation allowances are recorded for changes in utilization of the tax-related item. See Note 7 - Income Taxes for additional information.

HILLMAN

In accordance with guidance regarding the accounting for uncertainty in income taxes, the Company recognizes a tax position if, based solely on its technical merits, it is more likely than not to be sustained upon examination by the relevant taxing authority. If a tax position does not meet the more likely than not recognition threshold, the Company does not recognize the benefit of that position in its Consolidated Financial Statements. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to be recognized in the Consolidated Financial Statements.

Interest and penalties related to income taxes are included in (benefit) provision for income taxes.

## Contingent Consideration:

Contingent consideration relates to the potential payment for an acquisition that is contingent upon the achievement of the acquired business meeting certain product development milestones and/or certain financial performance milestones. The Company records contingent consideration at fair value at the date of acquisition based on the consideration expected to be transferred. The estimated fair value of the contingent consideration was determined using a Monte Carlo analysis examining the frequency and mean value of the resulting payments. The resulting value captures the risk associated with the form of the payout structure. The risk neutral method is applied, resulting in a value that captures the risk associated with the form of the payout structure and the projection risk. The assumptions utilized in the calculation based on financial performance milestones include projected revenue and/or EBITDA amounts, volatility and discount rates. For potential payments related to product development milestones, we estimated the fair value based on the probability of achievement of such milestones. The assumptions utilized in the calculation of the acquisition date fair value include probability of success and the discount rates. Contingent consideration involves certain assumptions requiring significant judgment and actual results may differ from assumed and estimated amounts.

## Risk Insurance Reserves:

The Company self-insures our general liability including products liability, automotive liability, and workers' compensation losses up to $500 per occurrence. Our policy is to estimate reserves based upon a number of factors, including known claims, estimated incurred but not reported claims, and third-party actuarial analysis.  The third-party actuarial analysis is based on historical information along with certain assumptions about future events.  These reserves are classified as other current and other long-term liabilities within the balance sheets.

The Company self-insures our group health claims up to an annual stop loss limit of $300 per participant. Historical group insurance loss experience forms the basis for the recognition of group health insurance reserves.

## Retirement Benefits:

Certain employees of the Company are covered under a profit-sharing and retirement savings plan. The plan provides for a matching contribution for eligible employees of 50% of each dollar contributed by the employee up to 6% of the employee's compensation. In addition, the plan provides an annual contribution in amounts authorized by the Board of Directors, subject to the terms and conditions of the plan.

Hillman Canada sponsors a Deferred Profit Sharing Plan ("DPSP") and a Group Registered Retirement Savings Plan ("RRSP") for all qualified, full-time employees, with at least three months of continuous service. DPSP is an employer-sponsored profit sharing plan registered as a trust with the Canada Revenue Agency ("CRA"). Employees do not contribute to the DPSP. There is no minimum required contribution; however, DPSPs are subject to maximum contribution limits set by the CRA. The DPSP is offered in conjunction with a RRSP. All eligible employees may contribute an additional voluntary amount of up to eight percent of the employee's gross earnings. Hillman Canada is required to match 100% of all employee contributions up to 2% of the employee's compensation into the DPSP account. The assets of the RRSP are held separately from those of Hillman Canada in independently administered funds.

Retirement benefit costs were $4,055, $4,218, and $3,343 in the years ended December 31, 2022, December 25, 2021, and December 26, 2020, respectively

**HILLMAN**

## Revenue Recognition:

Revenue is recognized when control of goods or services is transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue.

The Company offers a variety of sales incentives to its customers primarily in the form of discounts and rebates. Discounts are recognized in the Consolidated Financial Statements at the date of the related sale. Rebates are based on the revenue to date and the contractual rebate percentage to be paid. A portion of the cost of the rebate is allocated to each underlying sales transaction. Discounts and rebates are included in the determination of net sales.

The Company also establishes a reserve for customer returns and allowances. The reserve is established based on historical rates of returns and allowances. The reserve is adjusted quarterly based on actual experience. Discounts and allowances are included in the determination of net sales.

The following table disaggregates our revenue by product category:

| | Hardware and Protective Solutions | | Robotics and Digital Solutions | | Canada | | Total Revenue | |
|---|---|---|---|---|---|---|---|---|
| **Year Ended December 31, 2022** | | | | | | | | |
| Fastening and Hardware | $ | 834,493 | $ | — | $ | 155,066 | $ | 989,559 |
| Personal Protective | | 242,320 | | — | | 1,161 | | 243,481 |
| Keys and Key Accessories | | — | | 193,633 | | 3,344 | | 196,977 |
| Engraving and Resharp | | — | | 56,264 | | 47 | | 56,311 |
| Consolidated | $ | 1,076,813 | $ | 249,897 | $ | 159,618 | $ | 1,486,328 |
| | | | | | | | | |
| **Year Ended December 25, 2021** | | | | | | | | |
| Fastening and Hardware | $ | 740,088 | $ | — | $ | 149,165 | $ | 889,253 |
| Personal Protective | | 284,886 | | — | | 397 | | 285,283 |
| Keys and Key Accessories | | — | | 190,697 | | 1,826 | | 192,523 |
| Engraving and Resharp | | — | | 58,831 | | 77 | | 58,908 |
| Consolidated | $ | 1,024,974 | $ | 249,528 | $ | 151,465 | $ | 1,425,967 |
| | | | | | | | | |
| **Year Ended December 26, 2020** | | | | | | | | |
| Fastening and Hardware | $ | 706,865 | $ | — | $ | 131,493 | $ | 838,358 |
| Personal Protective | | 317,527 | | — | | 239 | | 317,766 |
| Keys and Key Accessories | | — | | 157,828 | | 2,878 | | 160,706 |
| Engraving and Resharp | | — | | 51,459 | | 6 | | 51,465 |
| Consolidated | $ | 1,024,392 | $ | 209,287 | $ | 134,616 | $ | 1,368,295 |

**HILLMAN**

The following table disaggregates our revenue by geographic location:

| | Hardware and Protective Solutions | | Robotics and Digital Solutions | | Canada | | Total Revenue | |
|---|---|---|---|---|---|---|---|---|
| **Year Ended December 31, 2022** | | | | | | | | |
| United States | $ | 1,055,145 | $ | 245,634 | $ | — | $ | 1,300,779 |
| Canada | | 7,765 | | 4,263 | | 159,618 | | 171,646 |
| Mexico | | 13,903 | | — | | — | | 13,903 |
| Consolidated | $ | 1,076,813 | $ | 249,897 | $ | 159,618 | $ | 1,486,328 |
| | | | | | | | | |
| **Year Ended December 25, 2021** | | | | | | | | |
| United States | $ | 1,004,803 | $ | 246,494 | $ | — | $ | 1,251,297 |
| Canada | | 7,326 | | 3,034 | | 151,465 | | 161,825 |
| Mexico | | 12,845 | | — | | — | | 12,845 |
| Consolidated | $ | 1,024,974 | $ | 249,528 | $ | 151,465 | $ | 1,425,967 |
| | | | | | | | | |
| **Year Ended December 26, 2020** | | | | | | | | |
| United States | $ | 1,007,135 | $ | 207,283 | $ | — | $ | 1,214,418 |
| Canada | | 7,789 | | 2,004 | | 134,616 | | 144,409 |
| Mexico | | 9,468 | | — | | — | | 9,468 |
| Consolidated | $ | 1,024,392 | $ | 209,287 | $ | 134,616 | $ | 1,368,295 |

Our revenue by geography is allocated based on the location of our sales operations. Our Hardware and Protective Solutions segment contains sales of Big Time personal protective equipment into Canada. Our Robotics and Digital Solutions segment contains sales of MinuteKey Canada.

Hardware and Protective Solutions revenues consist primarily of the delivery of fasteners, anchors, specialty fastening products, and personal protective equipment such as gloves and eye-wear as well as in-store merchandising services for the related product category.

Robotics and Digital Solutions revenues consist primarily of sales of keys and identification tags through self-service key duplication and engraving kiosks. It also includes our associate-assisted key duplication systems and key accessories.

Canada revenues consist primarily of the delivery to Canadian customers of fasteners and related hardware items, threaded rod, keys, key duplicating systems, accessories, personal protective equipment, and identification items as well as in-store merchandising services for the related product category.

The Company's performance obligations under its arrangements with customers are providing products, in-store merchandising services, and access to key duplicating and engraving equipment. Generally, the price of the merchandising services and the access to the key duplicating and engraving equipment is included in the price of the related products. Control of products is transferred at the point in time when the customer accepts the goods, which occurs upon delivery of the products. Judgment is required in determining the time at which to recognize revenue for the in-store services and the access to key duplicating and engraving equipment. Revenue is recognized for in-store service and access to key duplicating and engraving equipment as the related products are delivered, which approximates a time-based recognition pattern. Therefore, the entire amount of consideration related to the sale of products, in-store merchandising services, and access to key duplicating and engraving equipment is recognized upon the delivery of the products.

The costs to obtain a contract are insignificant, and generally contract terms do not extend beyond one year. Therefore, these costs are expensed as incurred. Freight and shipping costs and the cost of our in-store merchandising services teams are recognized in selling, general, and administrative expense when control over products is transferred to the customer.

The Company used the practical expedient regarding the existence of a significant financing component as payments are due in less than one year after delivery of the products.

HILLMAN

## Shipping and Handling:

The costs incurred to ship product to customers, including freight and handling expenses, are included in selling, warehouse, general, and administrative ("SG&A") expenses on the Company's Consolidated Statements of Comprehensive Loss.

Shipping and handling costs were $59,911, $60,991, and $50,891 in the years ended December 31, 2022, December 25, 2021, and December 26, 2020, respectively.

## Research and Development:

The Company expenses research and development costs, which are included in selling, warehouse, general, and administrative ("SG&A") expenses on the Company's Consolidated Statements of Comprehensive Loss; consisting primarily of internal wages and benefits in connection with improvements to the fastening products along with the key duplicating and engraving machines. The Company's research and development costs were $2,349, $2,442, and $2,876 in the years ended December 31, 2022, December 25, 2021, and December 26, 2020, respectively.

## Stock-Based Compensation:

### 2021 Employee Stock Purchase Plan

Our Employee Stock Purchase Plan ("ESPP") became effective on July 14, 2021, in which 1,140,754 shares of common stock were available for issuance under the ESPP. Under the ESPP, eligible employees are granted options to purchase shares of common stock at 85% of the fair market value at the time of exercise. The option period commences on the first payroll date in January, April, July, and October of each year and ends approximately three months later on the last business day in March, June, September or December. No employee may be granted an option under the Plan if, immediately after the option is granted, the employee would own stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company. The first option period began on January 1, 2022 and the first purchase was made in April of 2022.

### 2021 Equity Incentive Plan

Effective July 14, 2021, in connection with the Merger, the Company established the 2021 Equity Incentive Plan. Under the 2021 Equity Incentive Plan, the Company may grant options, stock appreciation rights, restricted stock, and other stock-based awards. Hillman reflects the options granted in accordance with Accounting Standards Codification 718, Compensation - Stock Compensation ("ASC 718"). The Company uses a Black-Scholes option pricing model to determine the fair value of stock options on the dates of grant. The Black-Scholes pricing model requires various assumptions, including expected term, which is based on our historical experience and expected volatility which is estimated based on the average historical volatility of similar entities with publicly traded shares. The Company also makes assumptions regarding the risk-free interest rate and the expected dividend yield. The risk-free interest rate is based on the U.S. Treasury interest rate whose term is consistent with the expected term of the share-based award. The dividend yield on our common stock is assumed to be zero since we do not pay dividends and have no current plans to do so in the future. Determining the fair value of stock options at the grant date requires judgment, including estimates for the expected life of the share-based award, stock price volatility, dividend yield, and interest rate. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs that occur over time.

### HMAN Group Holdings Inc. 2014 Equity Incentive Plan

Prior to the Merger, the Company had a stock-based employee compensation plan pursuant to which the Company granted options, stock appreciation rights, restricted stock, and other stock-based awards. Hillman reflects the options granted in its stand-alone Consolidated Financial Statements in accordance with Accounting Standards Codification 718, Compensation — Stock Compensation ("ASC 718"). The Company used a Black-Scholes option pricing model to determine the fair value of stock options on the dates of grant. The Black-Scholes pricing model requires various assumptions, including expected term, which is based on our historical experience and expected volatility which is estimated based on the average historical volatility of similar entities. The Company also made assumptions regarding the risk-free interest rate and the expected dividend yield. The risk-free interest rate is based on the U.S. Treasury interest rate whose term is consistent with the expected term of the share-based award. The dividend yield on our common stock is assumed to be zero since we have not historically paid dividends on these awards and have no current plans to do so in the future. Determining the fair value of stock options at the grant date requires judgment, including estimates for the expected life of the share-based award,

stock price volatility, dividend yield, and interest rate. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs that occur over time.

The Company applied assumptions in the determination of the fair value of the common stock underlying the stock-based awards granted. With the assistance of an independent third-party specialist, management assessed the value of the Company's common stock based on a combination of the income approach and guideline public company method. Factors that were considered in connection with estimating these grant date fair values are as follows:

- The Company's financial results and future financial projections;
- The market value of equity interests in substantially similar businesses, which equity interests can be valued through non-discretionary, objective means;
- The lack of marketability of the Company's common stock;
- The likelihood of achieving a liquidity event, such as an initial public offering or business combination, given prevailing market conditions;
- Industry outlook; and
- General economic outlook, including economic growth, inflation and unemployment, interest rate environment and global economic trends

Determination of the fair value of our common stock also involved the application of multiple valuation methodologies and approaches, with varying weighting applied to each methodology as of the grant date. Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding the Company's expected future revenue, expenses, and future cash flows; discount rates; market multiples; the selection of comparable companies; and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact the valuations and may have a material impact on the valuation of our common stock.

Prior to the Merger, the Company revalued the common stock annually, unless changes in facts or circumstances indicate the need for a mid-year revaluation. The valuation of the Company's common stock was historically performed at the end of our fiscal year. The share price for the year ended December 26, 2020 was $1,647.13.

Stock-based compensation expense is recognized using a fair value based recognition method. Stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite vesting period or performance period of the award on a straight-line basis. The stock-based compensation expense is recorded in selling, warehouse, general and administrative expenses. The plans are more fully described in Note 13 - Stock-Based Compensation.

## Fair Value of Financial Instruments:

The Company uses the accounting guidance that applies to all assets and liabilities that are being measured and reported on a fair value basis. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value. Whenever possible, quoted prices in active markets are used to determine the fair value of the Company's financial instruments.

## Derivatives and Hedging:

The Company uses derivative financial instruments to manage its exposures to (1) interest rate fluctuations on its floating rate senior term loan and (2) fluctuations in foreign currency exchange rates. The Company measures those instruments at fair value and recognizes changes in the fair value of derivatives in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. The Company enters into derivative instrument transactions with financial institutions acting as the counter-party. The Company does not enter into derivative transactions for speculative purposes and, therefore, holds no derivative instruments for trading purposes.

The relationships between hedging instruments and hedged items are formally documented, in addition to the risk management objective and strategy for each hedge transaction. For interest rate swaps, the notional amounts, rates, and maturities of our interest rate swaps are closely matched to the related terms of hedged debt obligations. The critical terms of the interest rate swap are matched to the critical terms of the underlying hedged item to determine whether the derivatives used for hedging transactions are highly effective in offsetting changes in the cash flows of the underlying hedged item. If it is determined that a derivative ceases to be a highly effective

HILLMAN

hedge, the hedge accounting is discontinued and all subsequent derivative gains and losses are recognized in the Statement of Comprehensive Loss.

Derivative instruments designated in hedging relationships that mitigate exposure to the variability in future cash flows of the variable-rate debt and foreign currency exchange rates are considered cash flow hedges. The Company records all derivative instruments in other assets or other liabilities on the Consolidated Balance Sheets at their fair values. If the derivative is designated as a cash flow hedge and the hedging relationship qualifies for hedge accounting, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income or loss. The change in fair value for instruments not qualifying for hedge accounting are recognized in the Statement of Comprehensive Loss in the period of the change. See Note 15 - Derivatives and Hedging for additional information.

## Translation of Foreign Currencies:

The translation of the Company's Canadian and Mexican local currency based financial statements into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. Cumulative translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity.

## Use of Estimates in the Preparation of Financial Statements:

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses for the reporting period. Actual results may differ from these estimates.

## 3. MERGER AGREEMENT

On July 14, 2021, the Merger between HMAN and Landcadia was consummated. Pursuant to the Merger Agreement, at the closing date of the Merger, the outstanding shares of Old Hillman common stock were converted into 91,220,901 shares of New Hillman common stock as calculated pursuant to the Merger Agreement.

The Merger was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Landcadia is treated as the "acquired" company for financial reporting purposes. This determination was based primarily on Old Hillman having the ability to appoint a majority of the initial Board of the combined entity, Old Hillman's senior management comprising the majority of the senior management of the combined company, and the ongoing operations of Old Hillman comprising the ongoing operations of the combined company. Accordingly, for accounting purposes, the Merger was treated as the equivalent of New Hillman issuing shares for the net assets of Landcadia, accompanied by a recapitalization. The net assets of Landcadia were stated at carrying value. The historical statements of the combined entity prior to the Merger are presented as those of Old Hillman with the exception of the shares and par value of equity recast to reflect the exchange ratio on the Closing Date, adjusted on a retroactive basis. A summary of the impact of the reverse recapitalization on the cash, cash equivalents and restricted cash, change in net assets and the change in common shares is included in the tables below.

| | | |
|---|---|---|
| Landcadia cash and cash equivalents [1] | $ | 479,602 |
| PIPE investment proceeds [2] | | 375,000 |
| Less cash paid to underwriters and other transaction costs, net of tax[3] | | (36,140) |
| Net change in cash and cash equivalents as a result of recapitalization | $ | 818,462 |
| Prepaid expenses and other current assets [1] | | 132 |
| Accounts payable and other accrued expenses [1] | | (81) |
| Warrant liabilities [1][4] | | (77,190) |
| Change in net assets as a result of recapitalization | $ | 741,323 |

The change in number of shares outstanding as a result of the reverse recapitalization is summarized as follows:

**HILLMAN**™

| | |
|---|---:|
| Common shares issued to new Hillman shareholders [5] | 91,220,901 |
| Shares issued to SPAC sponsors and public shareholders [6] | 58,672,000 |
| Common shares issued to PIPE investors [2] | 37,500,000 |
| Common shares outstanding immediately after the business combination | 187,392,901 |

1. These assets and liabilities represent the reported balances as of the Closing Date immediately prior to the Business Combination. The recapitalization of the assets and liabilities from Landcadia's balance sheet was a non-cash financing activity.

2. In connection with the Business Combination, Landcadia entered into subscription agreements with certain investors (the "PIPE Investors"), pursuant to which it issued 37,500,000 shares of common stock at $10.00 per share (the "PIPE Shares") for an aggregate purchase price of $375,000 (the "PIPE Financing"), which closed simultaneously with the consummation of the Business Combination.

3. In connection with the Business Combination, the Company incurred $36,140 of transaction costs, net of tax, consisting of underwriting, legal and other professional fees which were recorded as accumulated deficit as a reduction of proceeds.

4. The warrants acquired in the Merger include (a) redeemable warrants issued by Landcadia and sold as part of the units in the Landcadia IPO (whether they were purchased in the Landcadia IPO or thereafter in the open market), which were exercisable for an aggregate of 16,666,628 shares of common stock at a purchase price of $11.50 per share (the "Public Warrants") and (b) warrants issued by Landcadia to the Sponsors in a private placement simultaneously with the closing of the Landcadia IPO, which were exercisable for an aggregate of 8,000,000 shares of common stock at a purchase price of $11.50 per share (the "Private Placement Warrants").

5. The Company issued 91,220,901 common shares in exchange for 553,439 Old Hillman common shares resulting in an exchange ratio of 164.83. This exchange ratio was applied to Old Hillman's common shares which further impacted common stock held at par value and additional paid in capital as well as the calculation of weighted average shares outstanding and loss per common share.

6. The Company issued 50,000,000 shares to the public shareholders and 8,672,000 shares to the SPAC sponsor shareholders at the Closing Date.

# 4. RECENT ACCOUNTING PRONOUNCEMENTS

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting which provides optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. The new guidance provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2024. The Company is currently evaluating contract and the optional expedients provided by the new standard.

In January 2021, FASB issued ASU 2021-01, Reference Rate Reform to expand the scope of ASU 2020-04 by allowing an entity to apply the optional expedients, by stating that a change to the interest rate used for margining, discounting or contract price alignment for a derivative is not considered to be a change to the critical terms of the hedging relationship that requires designation. The entity may apply the contract modification relief provided in ASU 2020-04 and continue to account for the derivative in the same manner that existed prior to the changes resulting from reference rate reform or the discounting transition. The Company is currently evaluating contract and the optional expedients provided by the new standard.

On October 28, 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. This update is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to 1) the recognition of an acquired contract liability, and 2) payment terms and their effect on subsequent revenue recognized by the acquirer. The amendment is effective on December 15, 2022. The Company has evaluated the impact provided by the new standard and does not expect it to have a material impact on its financial statements.

On March 28, 2022, the FASB issued ASU 2022-01, Derivatives and Hedging (Topic 815): Fair Value Hedging which clarifies the guidance in ASC Topic 815, Derivatives and Hedging on fair value hedge accounting of interest rate risk

HILLMAN

for portfolios of financial assets. The ASU amends the guidance in ASU 2017-12 which established the "last-of-layer" method for making the fair value hedge accounting for these portfolios more accessible. ASU 2022-01 renames that method the "portfolio layer" method. Under current guidance, the last-of-layer method enables an entity to apply fair value hedging to a stated amount of a closed portfolio of prepayable financial assets without having to consider prepayment risk or credit risk when measuring those assets. ASU 2022-01 expands the scope of this guidance to allow entities to apply the portfolio layer method to portfolios of all financial assets, including both prepayable and non-prepayable financial assets. The amendment is effective for fiscal years beginning after December 15, 2022. The Company has evaluated the impact provided by the new standard and does not expect it to have a material impact on its financial statements.

In September 2022, the FASB issued ASU 2022-04, *Liabilities—Supplier Finance Programs (Subtopic 405-50)* to enhance the transparency of supplier finance programs. The amendments in this update apply to all entities that use supplier finance programs in connection with the purchase of goods and services. Supplier finance programs include reverse factoring, payables finance, or structured payables arrangements that allow a buyer to offer its suppliers the option for access to payment in advance of an invoice due date. The amendments in this update require that a buyer in a supplier finance program disclose sufficient information about the program including the program's nature and activity during the period, changes from period to period, and potential magnitude as well as disclosure of the qualitative and quantitative information about its supplier finance programs. The amendments in this update are effective for fiscal years beginning after December 15, 2022 and should be applied retrospectively to each period in which a balance sheet is presented. The amendment on roll forward information is effective for fiscal years beginning after December 15, 2023, which should be applied prospectively. The Company is currently evaluating the impact provided by the new standard.

# 5. RELATED PARTY TRANSACTIONS

The Company has recorded aggregate management fee charges and expenses from CCMP and Oak Hill Funds of $270 and $577 for the years ended December 25, 2021 and December 26, 2020, respectively. Subsequent to the Merger, the Company is no longer being charged management fees, see Note 3 - Merger Agreement for additional details. Two members of our Board of Directors, Rich Zannino and Joe Scharfenberger, are partners at CCMP. Another director, Teresa Gendron, is the CFO of Jefferies.

Gregory Mann and Gabrielle Mann are employed by Hillman. Hillman leases an industrial warehouse and office facility from companies under the control of the Manns. Rental expense for the lease of this facility was $205 for the year ended December 31, 2022 and $351 for the years ended December 25, 2021 and December 26, 2020. The building was sold to a third party in 2022 and is an arms length transaction from the date of sale forward.

At the Closing, Hillman, the Sponsors, CCMP Investors and the Oak Hill Investors entered into the A&R Registration Rights Agreement, pursuant to which, among other things, the parties to the A&R Registration Rights Agreement agreed not to effect any sale or distribution of any equity securities of Hillman held by any of them during the lock-up period described therein and were granted certain registration rights with respect to their respective shares of Hillman common stock, in each case, on the terms and subject to the conditions therein.

Sales to related parties, which are included in net sales, consist primarily of the sale of excess inventory to Ollie's Bargain Outlet Holdings, Inc. ("Ollie's"). John Swygert, President and Chief Executive Officer of Ollie's, is a member of our Board of Directors. Sales to related parties were $687 for the year ended December 31, 2022. There were no such sales made throughout 2021 and 2020.

# 6. ACQUISITIONS

## Oz Post International, LLC

On April 16, 2021, the Company completed the acquisition of Oz Post International, LLC ("OZCO"), a leading manufacturer of superior quality hardware that offers structural fasteners and connectors used for decks, fences and other outdoor structures, for a total purchase price of $39,834. The Company entered into an amendment ("OZCO Amendment") to the term loan credit agreement dated May 31, 2018 (the "2018 Term Loan"), which provided $35,000 of incremental term loan funds to be used to finance the acquisition. OZCO has business operations throughout North America and its financial results reside in the Company's Hardware and Protective Solutions reportable segment.

The following table reconciles the fair value of the acquired assets and assumed liabilities to the total purchase price of OZCO.

**HILLMAN**

| | | |
|---|---|---|
| Accounts receivable | $ | 1,341 |
| Inventory | | 3,435 |
| Other current assets | | 26 |
| Property and equipment | | 595 |
| Goodwill | | 9,093 |
| Customer relationships | | 23,500 |
| Trade names | | 2,600 |
| Technology | | 4,000 |
| Total assets acquired | $ | 44,590 |
| Less: | | |
| Liabilities assumed | | (4,756) |
| Total purchase price | $ | 39,834 |

Pro forma financial information has not been presented for OZCO as their associated financial results are insignificant to the financial results of the Company.

## Other Acquisitions

On February 19, 2020, the Company acquired the assets of Instafob LLC ("Instafob") for a cash payment of $800 and a total purchase price of $2,618, which includes $1,818 in contingent and non-contingent considerations that remain payable to the seller. The financial results of Instafob reside within the Company's Robotics and Digital Solutions reportable segment and have been determined to be immaterial for purposes of additional disclosure.

On March 7, 2022, the Company completed its acquisition of the Irvine, California-based Monkey Hook, LLC ("Monkey Hook") for a total purchase price of $2,800, which includes $300 in hold-back that remains payable to the seller. Monkey Hook products are designed to hang artwork on drywall where no stud is present. Monkey Hook sells its products throughout North America and its financial results reside in the Company's Hardware and Protective Solutions reportable segment and have been determined to be immaterial for purposes of additional disclosure.

# 7. INCOME TAXES

Loss before income taxes are comprised of the following components for the periods indicated:

| | Year Ended December 31, 2022 | | Year Ended December 25, 2021 | | Year Ended December 26, 2020 | |
|---|---|---|---|---|---|---|
| United States based operations | $ | (32,817) | $ | (56,597) | $ | (30,083) |
| Non-United States based operations | | 18,150 | | 6,481 | | (3,855) |
| Loss before income taxes | $ | (14,667) | $ | (50,116) | $ | (33,938) |


HILLMAN

Below are the components of the Company's income tax expense (benefit) for the periods indicated:

| | Year Ended December 31, 2022 | Year Ended December 25, 2021 | Year Ended December 26, 2020 |
|---|---|---|---|
| **Current:** | | | |
| Federal & State | $ 1,838 | $ 894 | $ 629 |
| Foreign | 177 | 746 | (49) |
| Total current | 2,015 | 1,640 | 580 |
| **Deferred:** | | | |
| Federal & State | (4,648) | (13,651) | (7,625) |
| Foreign | 4,406 | 664 | (1,356) |
| Total deferred | (242) | (12,987) | (8,981) |
| Valuation allowance | (4) | (437) | (1,038) |
| Income tax expense (benefit) | $ 1,769 | $ (11,784) | $ (9,439) |

The Company has U.S. federal net operating loss ("NOL") carryforwards totaling $79,396 as of December 31, 2022 that are available to offset future taxable income. Of the $79,396 of federal carryforwards, $41,470 was generated before January 1, 2018 and expire from 2032 to 2036. The remaining $37,926 can be carried forward indefinitely but is subject to an 80% taxable income limitation. A portion of the U.S. federal NOLs were acquired with the MinuteKey purchase in 2018. The MinuteKey NOLs are subject to limitation under IRC §382 from current and prior ownership changes. In addition, the Company's Canadian subsidiary maintains an NOL carryforward of $2,507. These carryforwards expire from 2039 to 2040. Management anticipates utilizing all U.S. federal and foreign NOLs prior to their expiration.

The Company has state NOL carryforwards with an aggregate tax benefit of $3,793 which expire from 2022 to 2042. The Company maintains a valuation allowance of $51 for the state NOLs expected to expire prior to utilization.

The Company has $1,055 of general business tax credit carryforwards which expire from 2026 to 2042. A valuation allowance of $210 has been maintained for a portion of these tax credits. The Company has $769 of foreign tax credit carryforwards which expire from 2022 to 2026. A full valuation allowance has been established for these credits given insufficient foreign source income projections.

The table below reflects the significant components of the Company's net deferred tax assets and liabilities at December 31, 2022 and December 25, 2021:


HILLMAN

| | December 31, 2022 | December 25, 2021 |
|---|---|---|
| | Non-current | Non-current |
| **Deferred Tax Asset:** | | |
| Inventory | $ 12,786 | $ 17,590 |
| Bad debt and other sales related reserves | 1,868 | 2,029 |
| Casualty loss reserve | 606 | 685 |
| Accrued bonus / deferred compensation | 6,458 | 3,778 |
| Deferred social security (CARES Act) | — | 899 |
| Interest limitation | 37,709 | 30,094 |
| Lease liabilities | 19,843 | 23,008 |
| Deferred revenue - shipping terms | 354 | 320 |
| Transaction costs | 1,701 | 2,218 |
| Deferred financing fees | 867 | — |
| Federal / foreign net operating loss | 16,477 | 31,217 |
| State net operating loss | 3,793 | 4,123 |
| Tax credit carryforwards | 2,274 | 2,400 |
| All other | 1,487 | 1,233 |
| Gross deferred tax assets | 106,223 | 119,594 |
| Valuation allowance for deferred tax assets | (1,030) | (1,034) |
| Net deferred tax assets | $ 105,193 | $ 118,560 |
| **Deferred Tax Liability:** | | |
| Intangible asset amortization | $ 192,989 | $ 205,328 |
| Property and equipment | 28,647 | 27,722 |
| Lease assets | 18,129 | 21,446 |
| Derivative security value | 5,519 | — |
| All other items | — | 505 |
| Deferred tax liabilities | $ 245,284 | $ 255,001 |
| Net deferred tax liability | $ 140,091 | $ 136,441 |

Realization of the net deferred tax assets is dependent on the reversal of deferred tax liabilities. Although realization is not assured, management estimates it is more likely than not that the net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced. The Company maintains a valuation allowance of $51 on U.S. state NOLs due to the Company's inability to utilize the losses prior to expiration.

The Company considers the earnings of certain non-U.S. subsidiaries to be indefinitely invested outside the United States on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs and our specific plans for reinvestment of those subsidiary earnings. The Company has not recorded a deferred tax liability related to the U.S. federal and state income taxes and foreign withholding taxes of undistributed earnings of foreign subsidiaries indefinitely invested outside the United States. It is not practicable to estimate the amount of additional tax that would be payable on the undistributed earnings that are considered permanently reinvested. Should management decide to repatriate the foreign earnings, the Company would need to adjust the income tax provision in the period the earnings will no longer be indefinitely invested outside the United States.

**HILLMAN**

Below is a reconciliation of statutory income tax rates to the effective income tax rates for the periods indicated:

| | Year Ended December 31, 2022 | | Year Ended December 25, 2021 | | Year Ended December 26, 2020 | |
|---|---|---|---|---|---|---|
| Statutory federal income tax rate | 21.0 | % | 21.0 | % | 21.0 | % |
| Non-U.S. taxes and the impact of non-U.S. losses for which a current tax benefit is not available | (7.1) | % | (1.3) | % | 0.6 | % |
| State and local income taxes, net of U.S. federal income tax benefit | 2.9 | % | 2.9 | % | 5.7 | % |
| Change in valuation allowance | — | % | 0.9 | % | 1.6 | % |
| Adjustment for change in tax law | 5.4 | % | — | % | — | % |
| Permanent differences: | | | | | | |
| Acquisition and related transaction costs | (2.7) | % | (2.2) | % | — | % |
| Decrease in fair value of warrant liability | — | % | 6.2 | % | — | % |
| Global Intangible Low-Taxed Income ("GILTI") | (24.4) | % | (0.5) | % | — | % |
| Reconciliation of tax provision to return | (0.2) | % | (1.7) | % | 0.6 | % |
| Non-deductible compensation | (6.4) | % | (1.9) | % | (1.0) | % |
| Reconciliation of other adjustments | (0.6) | % | 0.1 | % | (0.7) | % |
| Effective income tax rate | (12.1) | % | 23.5 | % | 27.8 | % |

The Company's reserve for unrecognized tax benefits remains unchanged for the year ended December 31, 2022. A balance of $1,101 of unrecognized tax benefit is shown in the financial statements at December 31, 2022 as a reduction of the deferred tax asset for the Company's NOL carryforward.

The following is a summary of the changes for the periods indicated below:

| | Year Ended December 31, 2022 | | Year Ended December 25, 2021 | | Year Ended December 26, 2020 | |
|---|---|---|---|---|---|---|
| Unrecognized tax benefits - beginning balance | $ | 1,101 | $ | 1,101 | $ | 1,101 |
| Gross increases - tax positions in current period | | — | | — | | — |
| Gross increases - tax positions in prior period | | — | | — | | — |
| Gross decreases - tax positions in prior period | | — | | — | | — |
| Unrecognized tax benefits - ending balance | $ | 1,101 | $ | 1,101 | $ | 1,101 |
| Amount of unrecognized tax benefit that, if recognized would affect the Company's effective tax rate | $ | 1,101 | $ | 1,101 | $ | 1,101 |

The Company files a consolidated income tax return in the U.S. and numerous consolidated and separate income tax returns in various states and foreign jurisdictions. The Company is not under any significant audits for the period ended December 31, 2022. In general, our income tax returns for the years from 2008 through the current year remain open to examination by federal and state taxing authorities. In addition, our tax years of 2015 through current year remain open and subject to examination by local tax authorities in certain foreign jurisdictions in which we have operations.

# 8. WARRANTS

Each whole warrant entitles the holder thereof to purchase one share of common stock at an exercise price of $11.50 per share and a redemption price of $.10 a share. As of the date of the merger, as discussed in Note 3 - Merger Agreement, there were 24,666,628 warrants outstanding consisting of 16,666,628 public warrants, which were included in the units issued in Landcadia's initial public offering ("Public Warrants"), and 8,000,000 private placement warrants, which were included in the units issued in the concurrent private placement at the time of Landcadia's initial public offering ("Private Placement Warrants" and, collectively with the Public Warrants, the "Warrants"). The Public and Private Placement Warrants were accounted for as liabilities and are presented as

HILLMAN

warrant liabilities on the Consolidated Balance Sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within loss on change in fair value of warrant liabilities in the Consolidated Statements of Comprehensive Loss. As of the date of the Merger, the fair market value of the warranty liabilities were recorded as $77,190 on the Consolidated Balance Sheets. The Public Warrants were considered part of level 1 of the fair value hierarchy, as those securities are traded on an active public market. At the Closing Date, the Company valued the Private Warrants using Level 3 of the fair value hierarchy. The Private Warrants were valued using a Modified Black Scholes Model, which is considered to be a Level 3 fair value measurement. The primary unobservable input utilized in determining the fair value of the Private Warrants are the share price of the Company's common stock, the risk free rate, and the expected volatility of the Company's common stock.

The Public Warrants may only be exercised for a whole number of shares. No fractional warrants were issued upon separation of the units issued in the initial public offering into their component parts of Public Warrants and shares of common stock. The Public Warrants became exercisable on the later of 30 days after the completion of the Business Combination or 12 months from the closing of the Public Offering.

On November 22, 2021, the Company announced that it would redeem all of its outstanding warrants (the "Public Warrants") to purchase shares of the Company's common stock, par value $0.0001 per share (the "Common Stock"), that were issued under the Amended and Restated Warrant Agreement (the "Warrant Agreement"), dated November 13, 2020, by and between the Company and Continental Stock Transfer & Trust Company ("CST"), as warrant agent (the "Warrant Agent") as part of the units sold in the Company's initial public offering (the "IPO") and that remain outstanding at 5:00 p.m. New York City time on December 22, 2021 (the "Redemption Date") for a redemption price of $0.10 per Public Warrant. In addition, the Company would redeem all of its outstanding warrants to purchase Common Stock that were issued under the Warrant Agreement in a private placement simultaneously with the IPO (the "Private Warrants" and, together with the Public Warrants, the "Warrants") on the same terms as the outstanding Public Warrants.

Under the terms of the Warrant Agreement, the Company was entitled to redeem all of the outstanding Public Warrants at a redemption price of $0.10 per Public Warrant if (i) the last sales price (the "Reference Value") of the Common Stock equals or exceeds $10.00 per share on any twenty trading days within any thirty-day trading period ending on the third trading day prior to the date on which a notice of redemption is given and (ii) if the Reference Value is less than $18.00 per share, the Private Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants. At the direction of the Company, the Warrant Agent delivered a notice of redemption to each of the registered holders of the outstanding Warrants. As the Reference Value was less than $18.00 per share, payment upon exercise of the Warrants was made either (i) in cash, at an exercise price of $11.50 per share of Common Stock or (ii) on a "cashless basis" in which the exercising holder received a number of shares of Common Stock determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the volume weighted average price (the "Fair Market Value") of the Common Stock during the 10 trading days immediately following the date on which the notice of redemption was sent to holders of Warrants. The Company provided holders the Fair Market Value no later than one business day after such 10-trading day period ends. In no event did the number of shares of Common Stock issued in connection with an exercise on a cashless basis exceed 0.361 shares of Common Stock per Warrant. If any holder of Warrants would, after taking into account all of such holder's Warrants exercised at one time, have been entitled to receive a fractional interest in a share of Common Stock, the number of shares the holder was entitled to receive was rounded down to the nearest whole number of shares. Any Warrants that remained unexercised at 5:00 p.m. New York City time on the Redemption Date was then void and no longer exercisable, and the holders of those Warrants were entitled to receive only the redemption price of $0.10 per warrant.

As of December 25, 2021, the Company exercised and redeemed all of its warrants generating cash proceeds of $8 and cash paid of $47 and issuing 6,365 shares of Common Stock. Public and private warrant exercise activity and underlying Common Stock issued or surrendered for the year ended December 25, 2021 is:

|  | Public Warrants | Private Warrants | Total |
| --- | --- | --- | --- |
| Beginning balance as of July, 14 2021 | 16,666,628 | 8,000,000 | 24,666,628 |
| Shares issued for cash exercises | (666) | — | (666) |
| Shares issued for cashless exercises | (16,199,169) | (8,000,000) | (24,199,169) |
| Shares redeemed by the Company | (466,793) | — | (466,793) |
| Ending balance as of December 25, 2021 | — | — | — |

HILLMAN

# 9. LONG-TERM DEBT

The following table summarizes the Company's debt:

| | December 31, 2022 | | December 25, 2021 |
|---|---|---|---|
| Revolving loans | $ 72,000 | $ | 93,000 |
| Senior Term Loan, due 2028 | 840,363 | | 851,000 |
| Finance leases & other obligations1 | 6,406 | | 1,782 |
| | $ 918,769 | $ | 945,782 |
| Unamortized discount on Senior Term Loan | (5,012) | | (5,948) |
| Current portion of long term debt and finance leases | (10,570) | | (11,404) |
| Deferred financing fees | (18,551) | | (21,899) |
| Total long term debt, net | $ 884,636 | $ | 906,531 |

(1) The Company entered into an agreement to finance warehouse fixtures and equipment. The agreement has an interest rate of 3.94% and will be repaid through August 31, 2027.

## Revolving Loans and Term Loans

As of December 31, 2022, the ABL Revolver had an outstanding amount of $72,000 and outstanding letters of credit of $35,890. The Company has $197,582 of available borrowings under the revolving credit facility as a source of liquidity as of December 31, 2022 based on the customary asset-backed loan borrowing base and availability provisions.

On July 29, 2022, the Company amended the asset-based revolving credit agreement (the "ABL Revolver") with Barclays Bank PLC, as administrative agent, and the lenders and other parties thereto (the "ABL Credit Agreement"), increasing the aggregate commitments thereunder to $375.0 million and extended the maturity. Portions of the ABL Agreement are separately available for borrowing by the Company's United States subsidiary and Canadian subsidiary for $325.0 million and $50.0 million, respectively. The interest rate for the ABL Revolver is, at the discretion of the Company, adjusted SOFR (or a Canadian banker's acceptance rate in the case of Canadian Dollar loans) plus a margin varying from 1.25% to 1.75% per annum based on availability or an alternate base rate (or a Canadian prime rate or alternate base rate in the case of Canadian Dollar loans), plus a margin varying from 0.25% to 0.75% per annum based on availability, plus a 0.10% credit spread adjustment. The stated maturity date of the revolving credit commitments under the ABL Credit Agreement is July 29, 2027. The loans and other amounts outstanding under the ABL Credit Agreement and related documents are guaranteed by Hillman Solutions Corp., a wholly-owned subsidiary of the Company, and, subject to certain exceptions, the Borrower's wholly-owned domestic subsidiaries and are secured by substantially all of the Borrower's and the guarantors' assets plus, solely in the case of the Canadian Borrower, its and its wholly-owned Canadian subsidiary's assets, which is guaranteed by the Canadian portion under the ABL Credit Agreement.

On April 16, 2021, the Company acquired Oz Post International, LLC ("OZCO"). The Company entered into an amendment ("OZCO Amendment") to the term loan credit agreement dated May 31, 2018 (the "2018 Term Loan"), which provided $35,000 of incremental term loan funds to be used to finance the acquisition. See Note 6 - Acquisitions for additional information regarding the OZCO acquisition.

The aggregate minimum principal maturities of the long-term debt obligations for each of the five years following December 31, 2022 are as follows:

| Year | Amount |
|---|---|
| 2023 | $ 8,902 |
| 2024 | 8,918 |
| 2025 | 8,934 |
| 2026 | 8,951 |
| 2027 | 80,623 |
| Thereafter | 797,812 |
| Total | $ 914,140 |

Note that future finance lease payments were excluded from the maturity schedule above. Refer to Note 10 - Leases.

HILLMAN

## 2021 Refinancing

In connection with the Closing as described in Note 1 - Basis of Presentation, the Company entered into a new credit agreement (the "Term Credit Agreement"), which provided for a new funded term loan facility of $835.0 million and a delayed draw term loan facility of $200.0 million (of which $16.0 million was drawn). The Company also entered into an amendment to their existing Asset-Based Revolving Credit Agreement (the "ABL Amendment") extending the maturity and conformed certain provisions to the Term Credit Agreement. The proceeds of the funded term loans under the Term Credit Agreement and revolving credit loans under the ABL Credit Agreement were used, together with other available cash, to (1) refinance in full all outstanding term loans and to terminate all outstanding commitments under the credit agreement, dated as of May 31, 2018 ("2018 Term Loan" including the OZCO Amendment), (2) refinance outstanding revolving credit loans, and (3) redeem in full the senior notes due July 15, 2022 (the "6.375% Senior Notes"). Additionally, the Company fully redeemed the 11.6% Junior Subordinated Debentures.

The interest rate on the Term Credit Agreement is, at the discretion of the Company, either the adjusted London Interbank Offered Rate ("LIBOR") rate plus a margin varying from 2.50% and 2.75% per annum or an alternate base rate plus a margin varying from 1.50% to 1.75% per annum. The Term Credit Agreement is payable in installments equal to 0.25% of the original principal amount and delayed draw with a balloon payment due on the maturity date of July 14, 2028. The term loans and other amounts outstanding under the Term Credit Agreement are guaranteed by the Company's wholly-owned domestic subsidiaries and are secured by substantially all of the Borrower's and the Guarantors' assets. The delayed draw term loan facility under the Term Credit Agreement may be used to finance permitted acquisitions and similar investments and to replenish cash and repay revolving credit loans previously used for permitted acquisitions.

In connection with the Term Credit Agreement, the Company recorded $23,432 in deferred financing fees and $6,380 in discounts which are recorded as long term debt on the Consolidated Balance Sheet. In connection with the ABL Amendment, the Company recorded $3,035 in deferred financing fees which are recorded as other non-current assets on the Consolidated Balance Sheet.

Additionally, the Company recorded a loss (gain) on extinguishment of debt for each debt instrument included in the refinancing as detailed below. The Company amended its interest rate swaps in connection with the refinancing, see Note 15 - Derivatives and Hedging for additional details.

| | Loss (gain) on extinguishment of debt |
|---|---|
| Term Credit Agreement | $ 20,243 |
| ABL Revolver | 288 |
| 6.375% Senior Notes, due 2022 | 1,083 |
| 11.6% Junior Subordinated Debentures | (13,603) |
| Interest rate swaps | 59 |
| Total | $ 8,070 |

The interest rate on the 2018 Term Loan was, at the discretion of the Company, either the adjusted LIBOR rate plus 4.00% per annum for LIBOR loans or an alternate base rate plus 3.00% per annum. The 2018 Term Loan was payable in fixed installments of approximately $2,652 per quarter, with a balloon payment scheduled on the loan's maturity date of May 31, 2025.

## 6.375% Senior Notes, due 2022

On June 30, 2014, Hillman Group issued $330.0 million aggregate principal amount of its senior notes due July 15, 2022 (the "6.375% Senior Notes"), which are guaranteed by Hillman Solutions Corp. and its domestic subsidiaries other than the Hillman Group Capital Trust. Hillman Group pays interest on the 6.375% Senior Notes semi-annually on January 15 and July 15 of each fiscal year. The 6.375% senior notes were fully redeemed in 2021 in connection with the refinancing discussed above.

## Guaranteed Preferred Beneficial Interest in the Company's Junior Subordinated Debentures

HILLMAN

In September 1997, The Hillman Group Capital Trust ("Trust"), a Grantor trust, completed a $105,443 underwritten public offering of 4,217,724 Trust Preferred Securities ("TOPrS"). The Trust invested the proceeds from the sale of the preferred securities in an equal principal amount of 11.6% Junior Subordinated Debentures of Hillman due September 30, 2027.

The Company paid interest to the Trust on the Junior Subordinated Debentures underlying the TOPrS at the rate of 11.6% per annum on their face amount of $105,443, or $12,231 per annum in the aggregate. The Trust distributed monthly cash payments it received from the Company as interest on the debentures to preferred security holders at an annual rate of 11.6% on the liquidation amount of $25.00 per preferred security. Pursuant to the Indenture that governed the TOPrS, the Trust was able to defer distribution payments to holders of the TOPrS for a period that could not exceed 60 months (the "Deferral Period"). During a Deferral Period, the Company was required to accrue the full amount of all interest payable, and such deferred interest payable became immediately payable by the Company at the end of the Deferral Period. During fiscal year 2020, the Company elected to defer interest payments to the bondholders during April 2020 through July 2020. The additional interest incurred as a result of the deferral was immaterial. Interest paid to the bondholders at the end of the Deferral Period was paid in full. There were no interest deferrals during fiscal 2021 or 2020.

In connection with the public offering of TOPrS, the Trust issued $3,261 of trust common securities to the Company. The Trust invested the proceeds from the sale of the trust common securities in an equal principal amount of 11.6% Junior Subordinated Debentures of Hillman due September 30, 2027. The Trust distributed monthly cash payments it received from the Company as interest on the debentures to the Company at an annual rate of 11.6% on the liquidation amount of the common security.

The Trust Preferred Securities were fully redeemed in 2021 in connection with the refinancing discussed above.

# 10. LEASES

## Lessee

The Company determines if a contract is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both 1) the right to obtain substantially all of the economic benefits from the use of the asset and 2) the right to direct the use of the asset. The Company leases certain distribution center locations, vehicles, forklifts, computer equipment, and its corporate headquarters with expiration dates through 2032. Certain lease arrangements include escalating rent payments and options to extend the lease term. Expected lease terms include these options to extend or terminate the lease when it is reasonably certain the Company will exercise the option. The Company's leasing arrangements do not contain material residual value guarantees nor material restrictive covenants.

The components of operating and finance lease cost for the year ended December 31, 2022 and December 25, 2021 were as follows:

| | Year Ended December 31, 2022 | | Year Ended December 25, 2021 |
|---|---|---|---|
| Operating lease cost | $ | 19,670 | $ | 20,860 |
| Short term lease costs | | 6,960 | | 4,827 |
| Variable lease costs | | 2,028 | | 1,496 |
| Finance lease cost: | | | | |
| Amortization of right of use assets | | 1,563 | | 914 |
| Interest on lease liabilities | | 122 | | 123 |

Rent expense is recognized on a straight-line basis over the expected lease term. Rent expense totaled $28,658, $27,183 and $22,491 in the years ended December 31, 2022, December 25, 2021 and December 26, 2020, respectively. Rent expense includes operating lease cost as well as expense for non-lease components such as common area maintenance, real estate taxes, real estate insurance, variable costs related to our leased vehicles and also short-term rental expenses.

The implicit rate is not determinable in most of the Company's leases, as such management uses the Company's incremental borrowing rate based on the information available at the commencement date in determining the

HILLMAN

present value of future payments. The weighted average remaining lease terms and discount rates for all of our operating leases were as follows as of December 31, 2022 and December 25, 2021:

| | December 31, 2022 | | December 25, 2021 | |
|---|---|---|---|---|
| | **Operating Leases** | **Finance Leases** | **Operating Leases** | **Finance Leases** |
| Weighted average remaining lease term | 6.13 | 2.65 | 6.60 | 2.60 |
| Weighted average discount rate | 7.22% | 2.99% | 7.88% | 5.59% |

Supplemental balance sheet information related to the Company's finance leases as of December 31, 2022 and December 25, 2021:

| | December 31, 2022 | December 25, 2021 |
|---|---|---|
| Finance lease assets, net, included in property plant and equipment | $ 4,540 | $ 1,768 |
| Current portion of long-term debt | 1,862 | 767 |
| Long-term debt, less current portion | 2,767 | 1,015 |
| Total principal payable on finance leases | $ 4,629 | $ 1,782 |

Supplemental cash flow information related to our operating leases was as follows for the years ended December 31, 2022 and December 25, 2021:

| | Year Ended December 31, 2022 | Year Ended December 25, 2021 |
|---|---|---|
| Cash paid for amounts included in the measurement of lease liabilities: | | |
| Operating cash outflow from operating leases | $ 19,377 | $ 19,767 |
| Operating cash outflow from finance leases | 119 | 127 |
| Financing cash outflow from finance leases | 1,470 | 938 |

As of December 31, 2022, our future minimum rental commitments are immaterial for lease agreements beginning after the current reporting period. Maturities of our lease liabilities for all operating and finance leases are as follows as of December 31, 2022:

| | Operating Leases | Finance Leases |
|---|---|---|
| Less than one year | $ 16,947 | $ 1,977 |
| 1 to 2 years | 14,784 | 1,646 |
| 2 to 3 years | 14,218 | 1,048 |
| 3 to 4 years | 13,549 | 112 |
| 4 to 5 years | 11,549 | 13 |
| After 5 years | 18,885 | — |
| Total future minimum rental commitments | 89,932 | 4,796 |
| Less - amounts representing interest | (16,291) | (167) |
| Present value of lease liabilities | $ 73,641 | $ 4,629 |

In the first quarter of 2023 the Company began an additional operating lease for a new property located in Shannon, Georgia for the purposes of office, warehouse, and distribution. The estimated future minimum rental commitments are approximately $26,721. In addition, on February 1, 2023, the Company began a new operating lease for a distribution center located in Belton, Missouri. The estimated future minimum rental commitments are approximately $13,636.

HILLMAN

**Lessor**

The Company has certain arrangements for key duplication equipment under which we are the lessor. These leases meet the criteria for operating lease classification. Lease income associated with these leases is not material.

# 11. DEFERRED COMPENSATION PLAN

The Company maintains a deferred compensation plan for key employees (the "Nonqualified Deferred Compensation Plan" or "NQDC") which allows the participants to defer up to 25% of salary and commissions and up to 100% of bonuses to be paid during the year and invest these deferred amounts into certain Company directed mutual fund investments, subject to the election of the participants. The Company is permitted to make a 25% matching contribution on deferred amounts up to $10, subject to a five year vesting schedule.

As of December 31, 2022 and December 25, 2021, the Company's Consolidated Balance Sheets included $1,155 and $1,686, respectively, in restricted investments representing the assets held in mutual funds to fund deferred compensation liabilities owed to the Company's current and former employees. The current portion of the restricted investments was $17 and $138 as of December 31, 2022 and December 25, 2021, respectively, and is included in other current assets on the accompanying Consolidated Balance Sheets. The assets held in the NQDC are classified as an investment in trading securities, accordingly, the investments are marked-to-market, see Note 16 - Fair Value Measurements for additional detail.

During the years ended December 31, 2022, December 25, 2021, and December 26, 2020, distributions from the deferred compensation plan aggregated $228, $633, and $527, respectively.

# 12. EQUITY AND ACCUMULATED OTHER COMPREHENSIVE LOSS

## Common Stock

Hillman Solutions Corp. has one class of common stock.

## Accumulated Other Comprehensive Loss

The following is the detail of the change in the Company's accumulated other comprehensive loss from December 28, 2019 to December 31, 2022 including the effect of significant reclassifications out of accumulated other comprehensive loss (net of tax):

**HILLMAN**

| | Accumulated Other Comprehensive Loss |
|---|---|
| Balance at December 28, 2019 | $ (32,040) |
| Other comprehensive income before reclassifications | 2,652 |
| Amounts reclassified from other comprehensive income[1] | — |
| Net current period other comprehensive loss | 2,652 |
| Balance at December 26, 2020 | (29,388) |
| Other comprehensive income before reclassifications | 1,849 |
| Amounts reclassified from other comprehensive income[2] | 385 |
| Net current period other comprehensive income | 2,234 |
| Balance at December 25, 2021 | (27,154) |
| Other comprehensive loss before reclassifications | 10,524 |
| Amounts reclassified from other comprehensive income[3] | (4,394) |
| Net current period other comprehensive income | 6,130 |
| Balance at December 31, 2022 | $ (21,024) |

1. In the year December 26, 2020, there were no amounts reclassified into other comprehensive income.
2. During the year ended December 25, 2021, the Company obtained and amended its interest rate swap agreements to hedge against effective cash flows (i.e. interest payments) on floating-rate debt associated with the Company's new Term Credit Agreement. In accordance with ASC 815, derivatives designated and that qualify as cash flow hedges of interest rate risk record the associated gain or loss within other comprehensive income. For the year ended December 25, 2021, the Company deferred a gain of $2,982, reclassified a loss of $385 and a net of tax of $850 into other comprehensive loss due to hedging activities. The amounts reclassified out of other comprehensive loss were recorded as interest expense. See Note 15 - Derivatives and Hedging for additional information on the interest rate swaps.
3. For the year ended December 31, 2022, the Company deferred a gain of $22,771, reclassified a gain of $4,394 and tax of $4,631 into other comprehensive loss due to hedging activities. The amounts reclassified out of other comprehensive loss were recorded as interest expense. See Note 15 - Derivatives and Hedging for additional information on the interest rate swaps.

# 13. STOCK-BASED COMPENSATION

## HMAN Group Holdings Inc. 2014 Equity Incentive Plan

Following the Merger and in connection with the business combination described in Note 3 - Merger Agreement, Landcadia Holdings III, Inc. ("Landcadia") became the direct parent company of HMAN and was renamed Hillman Solutions Corp. ("New Hillman"). Shares of Class A common stock of New Hillman ("New Hillman Shares") are publicly traded on The Nasdaq Capital Market. Consequently, the outstanding stock options issued under the 2014 Equity Incentive Plan (the "Prior Plan") prior to the Merger were converted and modified to purchase New Hillman Shares.

At the Closing, each outstanding option to acquire common stock of Hillman Holdco (a "Hillman Holdco Option"), whether vested or unvested, was assumed by New Hillman and converted into an option to purchase common stock of New Hillman ("New Hillman Option") with substantially the same terms and conditions (including expiration date and exercise provisions) as applicable to the Hillman Holdco Option immediately prior to the Closing, except both the number of shares and the exercise price were modified using the conversion ratio at closing. Each New Hillman Option is generally subject to the same vesting conditions as the Hillman Holdco Option from which it was converted, except that the performance-based vesting conditions of any Hillman Holdco Option granted prior to 2021 were adjusted such that the performance-based portion of the associated New Hillman Option will vest upon certain pre-established stock price hurdles. For all time based options and performance options granted during 2021 the change in fair value was immaterial and as such no additional compensation cost was recognized. For the performance options granted prior, the modification of the vesting criteria resulted in $11,482 of additional compensation expense, $8,228 of which was recognized in 2021 and $3,254 was recognized in the year ended December 31, 2022.

**HILLMAN**

At the Closing, (i) each share of unvested restricted Hillman Holdco common stock was cancelled and converted into the right to receive a number of shares of New Hillman restricted stock equal to the Closing Stock Per Restricted Share Amount (as defined in the Merger Agreement) with substantially the same terms and conditions as were applicable to the related share of Hillman Holdco restricted stock immediately prior to the Closing (including with respect to vesting and termination-related provisions), and (ii) each Hillman Holdco restricted stock unit was assumed by New Hillman and converted into a New Hillman restricted stock unit award with substantially the same terms and conditions as were applicable to such Hillman Holdco restricted stock unit immediately prior to the Closing (including with respect to vesting and termination-related provisions).

Upon closing, the 2014 Equity Incentive Plan may grant options, stock appreciation rights, restricted stock, and other stock-based awards for up to an aggregate of 14,523,510 shares of its common stock.

The following table summarizes the key assumptions used in the valuation model for valuing the Company's stock compensation awards under the 2014 Equity Incentive Plan:

| | | | |
|---|---|---|---|
| Dividend yield | | 0% | |
| Risk free interest rate | 0.40% | - | 1.81% |
| Expected volatility | | 31.50% | |
| Expected terms | | 6.25 years | |

## Stock Options

The fair value of stock options is determined at the grant date using the Black-Scholes option pricing model. The time-based stock option awards generally vest evenly over four years from the grant date and performance-based options vest based on specified targets such as Company performance and Company stock price hurdles.

A summary of the stock option activity under the 2014 Equity Inventive Plan for the year ended December 31, 2022 is presented below (share amounts in thousands):

| | Number of Shares | Weighted Avg. Exercise Price per Share (in whole dollars) | Weighted Avg. Remaining Contractual Term |
|---|---|---|---|
| Outstanding at December 25, 2021 | 13,476 | 8.15 | 7.14 years |
| Granted | — | | |
| Exercised | (182) | | |
| Forfeited or expired | (757) | | |
| Outstanding at December 31, 2022 | 12,537 | 8.14 | 6.23 years |
| Exercisable at December 31, 2022 | 7,119 | 8.07 | 6.13 years |

In fiscal year ended December 31, 2022,182 options were exercised. In fiscal year ended December 25, 2021, 435 options were exercised. In fiscal year ended December 26, 2020, 7,333 options were exercised.

Stock option compensation expense of $8,144, $13,634, and $3,960 was recognized in the accompanying Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022, December 25, 2021, and December 26, 2020, respectively. As of December 31, 2022, there was $5,515 of unrecognized compensation expense for unvested common options. The expense will be recognized as a charge to earnings over a weighted average period of approximately 1.19 years.

The weighted-average grant-date fair value of share options granted during the years 2021 and 2020 was $3.23, and $2.55, respectively. The total intrinsic value of share options exercised during the years ended 2022, 2021, and 2020 was $893, $1,594, and $2,193, respectively.

## Restricted Stock Awards

The Company granted restricted stock at the grant date fair value of the underlying common stock securities. The restrictions lapse in one quarter increments on each of the three anniversaries of the award date, and one quarter on the completion of the relocation of the recipient to the Cincinnati area or earlier in the event of a change in control. The associated expense is recognized over the service period.

HILLMAN

A summary of the restricted stock activity under the 2014 Equity Incentive Plan for the year ended December 31, 2022 is presented below (share amounts in thousands):

| | Number of Shares | | Weighted Avg. Grant Date Fair Value (in whole dollars) |
|---|---|---|---|
| Unvested at December 25, 2021 | 89 | $ | 7.09 |
| Awarded | — | | |
| Vested | (89) | | |
| Forfeited or expired | — | | |
| Unvested at December 31, 2022 | — | $ | — |

Restricted stock compensation expense of $346, $624, and $1,165 was recognized in the accompanying Consolidated Statements of Comprehensive Loss for the fiscal years ended December 31, 2022, December 25, 2021, and December 26, 2020, respectively.

### Restricted Stock Units

The Restricted Stock Units ("RSUs") granted to employees for service generally vest after three years, subject to continued employment. The RSUs granted to non-employee directors generally vest in full on the first anniversary of the grant date.

A summary of the restricted stock unit activity under the 2014 Equity Incentive Plan for the year ended December 31, 2022 is presented below (share amounts in thousands):

| | Number of Shares | | Weighted Avg. Grant Date Fair Value (in whole dollars) |
|---|---|---|---|
| Outstanding at December 25, 2021 | 323 | $ | 10.00 |
| Granted | — | | |
| Vested | — | | |
| Forfeited or expired | (111) | | |
| Outstanding at December 31, 2022 | 212 | $ | 10.00 |

Restricted stock compensation expense of $357 and $661 was recognized in the accompanying Consolidated Statements of Comprehensive Loss for the fiscal year ended December 31, 2022 and December 25, 2021, respectively. As of December 31, 2022, there was $763 of unrecognized compensation expense for unvested common options. The expense will be recognized as a charge to earnings over a weighted average period of approximately 1.08 years.

## 2021 Equity Incentive Plan

Effective July 14, 2021, the Company established the 2021 Equity Incentive Plan. Under the 2021 Equity Incentive Plan (the "Plan"), the maximum number of shares of Stock that may be delivered in satisfaction of Awards under the Plan as of the Effective Date is (i) 7,150,814 shares, plus (ii) the number of shares of Stock underlying awards under the 2014 Equity Incentive Plan that on or after the Effective Date expire or become unexercisable, or are forfeited, cancelled or otherwise terminated, in each case, without delivery of shares or cash therefore, and would have become available again for grant under the Prior Plan in accordance with its terms (not to exceed 14,523,510 shares of Stock in the aggregate) (the "Share Pool").

The following table summarizes the key assumptions used in the valuation model for valuing the Company's stock compensation awards under the 2021 Equity Incentive Plan:

| | |
|---|---|
| Dividend yield | 0% |
| Risk free interest rate | 1.71% |
| Expected volatility | 30.00% |
| Expected terms | 6.25 years |

HILLMAN

**Stock Options**

The fair value of stock options is determined at the grant date using the Black-Scholes option pricing model. The time-based stock option awards generally vest evenly over four years from the grant date and performance-based options vest based on specified targets such as Company performance and Company stock price hurdles.

A summary of the stock option activity under the 2021 Equity Inventive Plan for the year ended December 31, 2022 is presented below (share amounts in thousands):

| | Number of Shares | Weighted Avg. Exercise Price per Share (in whole dollars) | Weighted Avg. Remaining Contractual Term |
|---|---|---|---|
| Outstanding at December 25, 2021 | — | $ — | — |
| Granted | 781 | | |
| Exercised | — | | |
| Forfeited or expired | (30) | | |
| Outstanding at December 31, 2022 | 751 | $ 9.98 | 9.08 years |
| Exercisable at December 31, 2022 | — | $ — | — |

In fiscal year ended December 31, 2022 and December 25, 2021 no options were exercised.

Stock option compensation expense of $543 was recognized in the accompanying Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022. In December 25, 2021 and December 26, 2020 there was not any stock compensation expense. As of December 31, 2022, there was $1,699 of unrecognized compensation expense for unvested common options. The expense will be recognized as a charge to earnings over a weighted average period of approximately 3.08 years.

The weighted-average grant-date fair value of share options granted during the years 2022 was $3.29.

**Restricted Stock Units**

The RSUs granted to employees for service generally vest after three years, subject to continued employment. The RSUs granted to non-employee directors generally vest in full on the first anniversary of the grant date or the date of the annual meeting following the grant date, whichever is earlier.

A summary of the restricted stock unit activity under the 2021 Equity Incentive Plan for the year ended December 31, 2022 is presented below (share amounts in thousands):

| | Number of Shares | Weighted Avg. Grant Date Fair Value (in whole dollars) |
|---|---|---|
| Outstanding at December 25, 2021 | 73 | $ 11.75 |
| Granted | 1,152 | |
| Vested | (50) | |
| Forfeited or expired | (66) | |
| Outstanding at December 31, 2022 | 1,109 | $ 9.85 |

Restricted stock compensation expense of $3,810 and $336 was recognized in the accompanying Consolidated Statements of Comprehensive Loss for the fiscal year ended December 31, 2022 and December 25, 2021, respectively. As of December 31, 2022, there was $7,416 of unrecognized compensation expense for unvested common options. The expense will be recognized as a charge to earnings over a weighted average period of approximately 1.99 years.

## 2021 Employee Stock Purchase Plan

Our Employee Stock Purchase Plan ("ESPP") became effective on July 14, 2021, in which1,140,754 shares of common stock were available for issuance under the ESPP. Under the ESPP, eligible employees are granted options to purchase shares of common stock at 85% of the fair market value at the time of exercise. The option period commences on the first payroll date in January, April, July, and October of each year and ends approximately three months later on the last business day in March, June, September or December. No employee may be granted an option under the Plan if, immediately after the option is granted, the employee would own stock possessing five

HILLMAN

percent or more of the total combined voting power or value of all classes of stock of the Company. The first option period began on January 1, 2022 and the first purchase was made in April of 2022.

Compensation expense associated with ESPP purchase rights is recognized on a straight-line basis over the vesting period. As of the December 31, 2022, there was approximately $314 of compensation expense related to the ESPP.

# 14. EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share include the dilutive effect of stock options, restricted stock awards, and warrants. The following is a reconciliation of the basic and diluted Earnings Per Share ("EPS") computations for both the numerator and denominator (in thousands, except per share data):

| | Year Ended December 31, 2022 | | |
|---|---|---|---|
| | Earnings (Numerator) | Shares (Denominator) | Per Share Amount |
| Net loss | $ (16,436) | 194,249 | $ (0.08) |
| Dilutive effect of stock options and awards | — | — | — |
| Dilutive effect of warrants | — | — | — |
| Net loss per diluted common share | $ (16,436) | 194,249 | $ (0.08) |

| | Year Ended December 25, 2021 | | |
|---|---|---|---|
| | Earnings (Numerator) | Shares (Denominator) | Per Share Amount |
| Net loss | $ (38,332) | 134,699 | $ (0.28) |
| Dilutive effect of stock options and awards | — | — | — |
| Dilutive effect of warrants | — | — | — |
| Net loss per diluted common share | $ (38,332) | 134,699 | $ (0.28) |

| | Year Ended December 26, 2020 | | |
|---|---|---|---|
| | Earnings (Numerator) | Shares (Denominator) | Per Share Amount |
| Net loss | $ (24,499) | 89,891 | $ (0.27) |
| Dilutive effect of stock options and awards | — | — | — |
| Dilutive effect of warrants | — | — | — |
| Net loss per diluted common share | $ (24,499) | 89,891 | $ (0.27) |

Stock options and awards outstanding totaling 5,896, 1,886 and 7,310 were excluded from the computation for the years ended December 31, 2022, December 25, 2021 and December 26, 2020, respectively, as they would have had an antidilutive effect under the treasury stock method. Warrants of 10,540 were excluded from the computation for the year ended December 25, 2021 as they would have had an antidilutive effect under the treasury stock method.

# 15. DERIVATIVES AND HEDGING

FASB ASC 815, Derivatives and Hedging ("ASC 815"), provides the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (1) how and why an entity uses derivative instruments, (2) how the entity accounts for derivative instruments and related hedged items, and (3) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Further, qualitative disclosures are required that explain the Company's objectives and strategies for using derivatives, as well as quantitative disclosures about the fair value of and gains and losses on derivative instruments.

The Company uses derivative financial instruments to manage its exposures to (1) interest rate fluctuations on its floating rate senior term loan and (2) fluctuations in foreign currency exchange rates. The Company measures those instruments at fair value and recognizes changes in the fair value of derivatives in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures.

HILLMAN

The Company does not enter into derivative transactions for speculative purposes and, therefore, holds no derivative instruments for trading purposes.

## Interest Rate Swap Agreements

On January 8, 2018, the Company entered into a new forward Interest Rate Swap Agreement ("2018 Swap 1") with three year terms for $90,000 notional amount. The forward start date of the 2018 Swap was September 30, 2018 and the termination date is June 30, 2021. The 2018 Swap 1 has a fixed interest rate of 2.3% plus the applicable interest rate margin of 4.0% for an effective rate of 6.3%. The 2018 Swap 1 was terminated on June 30, 2021. In accordance with ASC 815, the 2018 Swap 1 was not designated as a cash flow hedge and therefore changes in fair value were recorded in other (income) expense on the Company's Statements of Comprehensive Loss.

On November 8, 2018, the Company entered into another new forward Interest Rate Swap Agreement ("2018 Swap 2") for $60,000 notional amount. The forward start date of the 2018 Swap 2 was November 30, 2018 and the termination date is November 30, 2022. The 2018 Swap 2 has a pay fixed interest rate of 3.1% plus the applicable interest rate margin of 4.0% for an effective rate of 7.1%. The 2018 Swap 2 was effectively terminated on July 16, 2021 in connection with the Merger as described in Note 3 - Merger Agreement. In accordance with ASC 815, the 2018 Swap 2 was not designated as a cash flow hedge and therefore changes in fair value were recorded in (gain) loss on mark-to-market adjustments on the Company's Statement of Comprehensive Loss.

On July 9, 2021, the Company entered into an interest swap agreement ("2021 Swap 1") for a notional amount of $144,000. The forward start date of the 2021 Swap 1 was July 30, 2021 and the termination date is July 31, 2024. The 2021 Swap 1 has a determined pay fixed interest rate of 0.75%. In accordance with ASC 815, the Company determined the 2021 Swap 1 constituted an effective cash flow hedge and therefore changes in fair value are recorded within other comprehensive income within the Company's Statement of Comprehensive Loss and the deferred gains or losses are reclassified out of other comprehensive income into interest expense in the same period during which the hedged transactions affect earnings.

On July 9, 2021, the Company entered into an interest swap agreement ("2021 Swap 2") for a notional amount of $216,000. The forward start date of the 2021 Swap 2 was July 30, 2021 and the termination date is July 31, 2024. The 2021 Swap 2 has a determined pay fixed interest rate of 0.76%. In accordance with ASC 815, the Company determined the 2021 Swap 2 constituted an effective cash flow hedge and therefore changes in fair value are recorded within other comprehensive income within the Company's Statement of Comprehensive Loss and the deferred gains or losses are reclassified out of other comprehensive income into interest expense in the same period during which the hedged transactions affect earnings.

On July 16, 2021, the Company modified its original 2018 Swap 2 derivative instrument ("2021 Swap 3") for a notional amount of $60,000. The forward start date of the 2021 Swap 3 was July 30, 2021 and the termination date is November 30, 2022. The 2021 Swap 3 has a determined pay fixed interest rate of 3.63%. In accordance with ASC 815, the Company determined the 2021 Swap 3 constituted an effective cash flow hedge and therefore changes in fair value are recorded within accumulated other comprehensive loss within the Company's Consolidated Balance Sheets and the deferred gains or losses are reclassified out of other comprehensive income into interest expense in the same period during which the hedged transactions affect earnings. Due to an other-than-insignificant financing element from the modification, the swap entered into during 2021 is considered a hybrid instrument, with a financing component treated as a debt instrument with an embedded at-market derivative. Within the Company's consolidated balance sheets, the financing components are carried at amortized cost and the embedded at-market derivatives are carried at fair value.


HILLMAN

The following table summarizes the Company's derivatives financial instruments:

| | | Asset Derivatives | | | | Liability Derivatives | | |
| | | As of December 31, 2022 | As of December 25, 2021 | | | As of December 31, 2022 | As of December 25, 2021 |
| | Balance Sheet Location | Fair Value | Fair Value | | Balance Sheet Location | Fair Value | Fair Value |
|---|---|---|---|---|---|---|---|
| Derivatives designated as hedging instruments: | | | | | | | |
| 2021 Swap 1 | Other non-current assets | $ 8,705 | $ 1,513 | | Other accrued expenses | $ — | $ (170) |
| 2021 Swap 2 | Other non-current assets | 13,044 | 2,250 | | Other accrued expenses | — | (270) |
| 2021 Swap 3 | Other current assets | — | 59 | | Other accrued expenses/other non-current liabilities | — | (1,880) |
| Total hedging instruments | | $ 21,749 | $ 3,822 | | | $ — | $ (2,320) |

During 2023, the Company estimates that an additional $14,636 will be reclassified as a decrease to interest expense/income. Additional information with respect to the fair value of derivative instruments is included in Note 16 - Fair Value Measurements.

## Foreign Currency Forward Contracts

During fiscal 2022, 2021 and 2020 the Company entered into multiple foreign currency forward contracts. The purpose of the Company's foreign currency forward contracts is to manage the Company's exposure to fluctuations in the exchange rate of the Canadian dollar.

The total notional amount of contracts outstanding was C$2,692 million and C$4,464 as of December 31, 2022 and December 25, 2021, respectively. The total fair value of the foreign currency forward contracts was $12 as of December 31, 2022 and $14 as of December 25, 2021, respectively, and was reported on the accompanying Consolidated Balance Sheets in other current liabilities. An increase in other income of $95 and decrease of $331 was recorded in the Consolidated Statements of Comprehensive Loss for the change in fair value during years ended December 31, 2022 and December 25, 2021, respectively.

The Company's foreign currency forward contracts did not qualify for hedge accounting treatment because they did not meet the provisions specified in ASC 815. Accordingly, the gain or loss on these derivatives was recognized in other (income) expense in the Consolidated Statements of Comprehensive Loss.

The Company does not enter into derivative transactions for speculative purposes and, therefore, holds no derivative instruments for trading purposes.

Additional information with respect to the fair value of derivative instruments is included in Note 16 - Fair Value Measurements.

# 16. FAIR VALUE MEASUREMENTS

The Company uses the accounting guidance that applies to all assets and liabilities that are being measured and reported on a fair value basis. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories.

Level 1:         Quoted market prices in active markets for identical assets or liabilities.

Level 2:         Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:         Unobservable inputs reflecting the reporting entity's own assumptions.

HILLMAN

The accounting guidance establishes a hierarchy which requires an entity to maximize the use of quoted market prices and minimize the use of unobservable inputs. An asset or liability's level is based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth the Company's financial assets and liabilities that were measured at fair value on a recurring basis during the period, by level, within the fair value hierarchy:

| | As of December 31, 2022 | | | |
| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Trading securities | $ 1,155 | $ — | $ — | $ 1,155 |
| Interest rate swaps | — | 21,749 | — | 21,749 |
| Foreign exchange forward contracts | — | 12 | — | 12 |
| Contingent consideration payable | — | — | 11,063 | 11,063 |

| | As of December 25, 2021 | | | |
| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Trading securities | $ 1,686 | $ — | $ — | $ 1,686 |
| Interest rate swaps | — | 1,502 | — | 1,502 |
| Foreign exchange forward contracts | — | 14 | — | 14 |
| Contingent consideration payable | — | — | 12,347 | 12,347 |

Trading securities are valued using quoted prices on an active exchange. Trading securities represent assets held in a Rabbi Trust to fund deferred compensation liabilities and are included as restricted investments on the accompanying Consolidated Balance Sheets.

The Company utilizes interest rate swap contracts to manage our targeted mix of fixed and floating rate debt, and these contracts are valued using observable benchmark rates at commonly quoted intervals for the full term of the swap contracts. As of December 31, 2022 and December 25, 2021, the Company's interest rate swaps were recorded on the accompanying Consolidated Balance Sheets in accordance with ASC 815.

The Company utilizes foreign exchange forward contracts to manage our exposure to currency fluctuations in the Canadian dollar versus the U.S. dollar. The forward contracts were valued using observable benchmark rates at commonly quoted intervals during the term of the forward contract. As of December 31, 2022 and December 25, 2021, the foreign exchange forward contracts were included in other current liabilities on the accompanying Consolidated Balance Sheets.

The contingent consideration represents future potential earn-out payments related to the Resharp acquisition in fiscal 2019 in which the maximum payout for the contingent consideration is $25.0 million plus 1.8% of net knife-sharpening revenues for five years after the $25.0 million is fully paid and the Instafob acquisition in the first quarter of 2020 where payment is based on 5% of the net sales from 2020 through 2022 plus 1% of net sales from 2023 through 2029. Refer to Note 6 - Acquisitions for additional details. The estimated fair value of the contingent earn-out was determined using a Monte Carlo analysis examining the frequency and mean value of the resulting earn-out payments. The resulting value captures the risk associated with the form of the payout structure. The risk neutral method is applied, resulting in a value that captures the risk associated with the form of the payout structure and the projection risk. The carrying amount of the liability may fluctuate significantly and actual amounts paid may be materially different from the liability's estimated value. As of December 31, 2022, the total contingent consideration for Resharp was recorded as $271 within other accrued expenses and $9,729 within other non-current liabilities on the accompanying Consolidated Balance Sheets. As of December 31, 2022, the total contingent consideration for Instafob was recorded as $922 within other accrued expenses and $141 within other non-current liabilities on the accompanying Consolidated Balance Sheets. As of December 25, 2021, the total contingent consideration was recorded as $477 within other accrued expenses and $11,870 within other non-current liabilities on the accompanying Consolidated Balance Sheets. The Company recorded a $890 decrease in the Resharp contingent consideration liability as of December 31, 2022 compared to December 25, 2021. The Company recorded a $238 decrease in the Instafob contingent consideration liability as of December 31, 2022 compared to December 25, 2021. The total decrease of $1,128 in value was determined by using a simulation model of the Monte Carlo analysis that included updated projections applicable to the liability as of December 31, 2022 compared to the prior valuation period and was recorded within other income in the Consolidated Statements of Comprehensive Loss.

HILLMAN

Cash, restricted investments, accounts receivable, short-term borrowings and accounts payable are reflected in the Consolidated Financial Statements at book value, which approximates fair value, due to the short-term nature of these instruments. The carrying amount of the long-term debt under the revolving credit facility approximates the fair value at December 31, 2022 and December 25, 2021, as the interest rate is variable and approximates current market rates. The Company also believes the carrying amount of the long-term debt under the senior term loan approximates the fair value at December 31, 2022 and December 25, 2021 because, while subject to a minimum LIBOR or SOFR floor rate, the interest rate approximates current market rates of debt with similar terms and comparable credit risk.

Additional information with respect to the derivative instruments is included in Note 15 - Derivatives and Hedging.

# 17. RESTRUCTURING

## Canadian Restructuring Plan

During fiscal 2018, the Company initiated plans to restructure the operations of the Canada segment. The restructuring seeks to streamline operations in the greater Toronto area by consolidating facilities, exiting certain lines of business, and rationalizing Stock Keeping Units ("SKUs"). The intended result of the Canada restructuring will be a more streamlined and scalable operation focused on delivering optimal service and a broad offering of products across the Company's core categories. Plans were finalized during the fourth quarter of 2018. The Company completed restructuring related activities in our Canada segment in 2021. Charges incurred in part of the Canada Restructuring Plan included:

|  | Year Ended December 25, 2021 | | Year Ended December 26, 2020 |
| --- | --- | --- | --- |
| Facility consolidation [1] | | | |
| Inventory valuation adjustments | $ | — | $ | 596 |
| Labor expense | | — | | 682 |
| Consulting and legal fees | | 26 | | 192 |
| Other expense | | 5 | | 1,118 |
| Rent and related charges | | — | | 1,535 |
| Severance | | 466 | | 707 |
| Total | $ | 497 | $ | 4,830 |

(1) Facility consolidation includes inventory valuation adjustments associated with SKU rationalization, labor expense related to organizing inventory and equipment in preparation for the facility consolidation, consulting and legal fees related to the project, and other expenses. The labor, consulting, and legal expenses were included in selling, general and administrative expense ("SG&A") on the Consolidated Statement of Comprehensive Loss. The inventory valuation adjustments were included in cost of sales on the Consolidated Statement of Comprehensive Loss.

The following represents the roll forward of restructuring reserves for the year ended December 31, 2022:

|  | Severance and related expense |
| --- | --- |
| Balance as of December 26, 2020 | $ 309 |
| Restructuring charges | 466 |
| Cash paid | (436) |
| Balance as of December 25, 2021 | $ 339 |
| Restructuring charges | — |
| Cash paid | (182) |
| Balance as of December 31, 2022 | $ 157 |

During the year ended December 31, 2022, the Company paid approximately $182 in severance related to the Canada Restructuring Plan.

## United States Restructuring Plan

During fiscal 2019, the Company implemented a plan to restructure the management and operations within the United States to achieve synergies and cost savings associated with the recent acquisitions described in Note 6 - Acquisitions. This restructuring includes management realignment, integration of sales and operating functions, and strategic review of the Company's product offerings. This plan was finalized during the fourth quarter of fiscal year 2019. The Company incurred additional charges in fiscal 2021 related to the consolidation of two of our distribution centers. Charges incurred in part of the United States Restructuring Plan included:

| | Year Ended December 25, 2021 | Year Ended December 26, 2020 |
|---|---|---|
| Management realignment & integration | | |
| Severance | $ 111 | $ 886 |
| Facility closures | | |
| Severance | — | 903 |
| Inventory valuation adjustments | — | 1,568 |
| Other | 319 | 1,422 |
| Total | $ 430 | $ 4,779 |

The following represents a roll forward of the restructuring reserves for the year ended December 31, 2022:

| | Severance and related expense |
|---|---|
| Balance as of December 26, 2020 | $ 825 |
| Restructuring charges | 111 |
| Cash paid | (936) |
| Balance as of December 25, 2021 | $ — |

During the year ended December 31, 2022, the Company did not have severance or related expense related to the United States Restructuring Plan.

# 18. COMMITMENTS AND CONTINGENCIES

The Company self-insures our general liability including products liability, automotive liability, and workers' compensation losses up to $500 per occurrence.Catastrophic coverage has been purchased from third party insurers for occurrences in excess of $250 up to $60,000. The two risk areas involving the most significant accounting estimates are workers' compensation and automotive liability. Actuarial valuations performed by the Company's third-party risk insurance expert were used by the Company's management to form the basis for workers' compensation and automotive liability loss reserves. The actuary contemplated the Company's specific loss history, actual claims reported, and industry trends among statistical and other factors to estimate the range of reserves required. Risk insurance reserves are comprised of specific reserves for individual claims and additional amounts expected for development of these claims, as well as for incurred but not yet reported claims. The Company believes that the liability of approximately $2,323 recorded for such risk insurance reserves is adequate as of December 31, 2022.

As of December 31, 2022, the Company has provided certain vendors and insurers letters of credit aggregating $35,890 related to our product purchases and insurance coverage of product liability, workers' compensation, and general liability.

The Company self-insures our group health claims up to an annual stop loss limit of $300 per participant. Historical group insurance loss experience forms the basis for the recognition of group health insurance reserves. Provisions for losses expected under these programs are recorded based on an analysis of historical insurance claim data and certain actuarial assumptions. The Company believes that the liability of approximately $2,573 recorded for such group health insurance reserves is adequate as of December 31, 2022.

The Company imports large quantities of fastener products which are subject to customs requirements and to tariffs and quotas set by governments through mutual agreements and bilateral actions. The Company could be


HILLMAN

subject to the assessment of additional duties and interest if it or its suppliers fail to comply with customs regulations or similar laws. The U.S. Department of Commerce (the "Department") has received requests from petitioners to conduct administrative reviews of compliance with anti-dumping duty and countervailing duty laws for certain nails products sourced from Asian countries. The Company sourced products under review from vendors in China and Taiwan during the periods selected for review. The Company accrues for the duty expense once it is determined to be probable and the amount can be reasonably estimated.

## Hy-Ko Litigation

On June 1, 2021, Hy-Ko Products Company LLC ("Hy-Ko"), a manufacturer of key duplication machines, filed a complaint for, among other things, patent infringement against Hillman Group in the United States District Court for the Eastern District of Texas (Marshall Division). The case was assigned Civil Action No. 2:21-cv-0197. Hy-Ko's complaint alleged that Hillman's KeyKrafter and PKOR key duplication machines infringed certain patents, and sought damages and injunctive relief against Hillman Group.

On October 7, 2022, following a jury trial commencing October 3, 2022, the jury rendered a verdict finding that Hillman infringed two Hy-Ko patents, but also found that there was no willfulness in the infringement. The jury awarded Hy-Ko a one-time lump sum royalty payment of $16.0 million.

Following the verdict, on December 28, 2022, Hillman and Hy-Ko entered into a confidential settlement agreement that finally resolved all claims in the litigation (including those related to the jury verdict) and on January 4, 2023, the Court granted the parties' joint stipulation dismissing all claims in the litigation with prejudice. The terms of the settlement agreement include an $18.5 million payment from Hillman to Hy-Ko (in lieu of the $16.0 million jury verdict) and protection from any potential future patent infringement claims between the parties relating to key duplication or key identification through 2032.

## KeyMe Litigation

On June 3, 2019, The Hillman Group, Inc. ("Hillman Group") filed a complaint for patent infringement against KeyMe, LLC ("KeyMe"), a provider of self-service key duplication kiosks, in the United States District Court for the Eastern District of Texas (Marshall Division) (the "Texas Court"). On August 16, 2019, KeyMe filed a complaint for patent infringement against Hillman Group in the United States District Court for the District of Delaware. On March 2, 2020, Hillman Group filed a second complaint for patent infringement against KeyMe in the same Texas Court. On October 23, 2020, the Texas Court granted KeyMe's motion to consolidate the two Texas cases and granted Hillman Group's motion to add another patent.

On April 12, 2021, a jury in the Texas case returned a verdict that KeyMe did not infringe any of the asserted patents and several of the asserted claims were invalid. Final judgment was entered on April 13, 2021. On June 14, 2021, Hillman Group and KeyMe entered into a Settlement Agreement which globally resolved all pending legal disputes, including the Texas and Delaware district court actions discussed above.

In addition to the matters described above, we are involved in litigation arising in the normal course of business. In management's opinion, any such litigation is not expected to have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

# 19. STATEMENT OF CASH FLOWS

Supplemental disclosures of cash flows information are presented below:

|  | Year Ended December 31, 2022 | Year Ended December 25, 2021 | Year Ended December 26, 2020 |
| --- | --- | --- | --- |
| Cash paid during the period for: | | | |
| Interest on junior subordinated debentures | $ — | $ 7,542 | $ 12,329 |
| Interest | 55,829 | 64,522 | 81,024 |
| Income taxes, net of refunds | 2,993 | 2,500 | (301) |

The Company fully repaid the junior subordinated debentures in connection with the Merger in 2021. See Note 9 - Long-Term Debt for additional details.

# 20. CONCENTRATION OF CREDIT RISKS

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high credit quality financial institutions. Concentrations of credit risk with respect to sales and trade receivables are limited due to the large number of customers, with the exception of the two below customers, comprising the Company's customer base and their dispersion across geographic areas. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

For the year ended December 31, 2022, the largest two customers accounted for 45.7% of total revenues and 40.2% of the year-end accounts receivable balance. For the year ended December 25, 2021, the largest two customers accounted for 47.6% of total revenues and 47.0% of the year-end accounts receivable balance. No other customer accounted for more than 10% of the Company's accounts receivables in 2022, 2021, nor 2020.

In each of the years ended December 31, 2022, December 25, 2021, and December 26, 2020, the Company derived over 10% of its total revenues from two separate customers which operated in each of the operating segments. The following table presents revenue from each customer as a percentage of total revenue for each of the years ended:

| | Year Ended December 31, 2022 | | Year Ended December 25, 2021 | | Year Ended December 26, 2020 | |
|---|---|---|---|---|---|---|
| Lowe's | 21.7 | % | 20.6 | % | 22.5 | % |
| Home Depot | 24.0 | % | 27.0 | % | 26.5 | % |

# 21. SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

The Company's segment reporting structure uses the Company's management reporting structure as the foundation for how the Company manages its business. The Company periodically evaluates its segment reporting structure in accordance with ASC 350-20-55 and has concluded that it has three reportable segments as of December 31, 2022.

The segments are as follows:

- Hardware and Protective Solutions
- Robotics and Digital Solutions
- Canada

The Hardware and Protective Solutions segment distributes fasteners and related hardware items, threaded rod, personal protective equipment, and letters, numbers, and signs to hardware stores, home centers, mass merchants, and other retail outlets primarily in the United States and Mexico.

The Robotics and Digital Solutions segment consists of key duplication and engraving kiosks that can be operated directly by the consumer. The kiosks operate in retail and other high-traffic locations offering customized licensed and unlicensed products targeted to consumers in the respective locations. It also includes our associate-assisted key duplication systems and key accessories. The Robotics and Digital Solutions segment also includes Resharp, our robotic knife sharpening business, and Instafob, which specializes in RFID ("Radio Frequency Identification") key duplication technology.

The Canada segment distributes fasteners and related hardware items, threaded rod, keys, key duplicating systems, accessories, personal protective equipment, and identification items, such as tags and letters, numbers, and signs to hardware stores, home centers, mass merchants, industrial distributors, automotive aftermarket distributors, and other retail outlets and industrial Original Equipment Manufacturers ("OEMs") in Canada. The Canada segment also produces fasteners, stampings, fittings, and processes threaded parts for automotive suppliers and industrial OEMs.

The Company uses profit or loss from operations to evaluate the performance of its segments, and does not include segment assets or non-operating income/expense items for management reporting purposes. Profit or loss

**HILLMAN**

from operations is defined as income from operations before interest and tax expenses. Segment revenue excludes sales between segments, which is consistent with the segment revenue information provided to the Company's Chief Operating Decision Maker ("CODM").

The table below presents revenues and income (loss) from operations for the reportable segments for the years ended December 31, 2022, December 25, 2021, and December 26, 2020.

| | Year Ended December 31, 2022 | | Year Ended December 25, 2021 | | Year Ended December 26, 2020 | |
|---|---|---|---|---|---|---|
| Revenues | | | | | | |
| Hardware and Protective Solutions | $ | 1,076,813 | $ | 1,024,974 | $ | 1,024,392 |
| Robotics and Digital Solutions | | 249,897 | | 249,528 | | 209,287 |
| Canada | | 159,618 | | 151,465 | | 134,616 |
| Total revenues | $ | 1,486,328 | $ | 1,425,967 | $ | 1,368,295 |
| Segment Income from Operations | | | | | | |
| Hardware and Protective Solutions | $ | 20,884 | $ | (17,185) | $ | 67,313 |
| Robotics and Digital Solutions | | 3,616 | | 23,558 | | 3,177 |
| Canada | | 15,393 | | 3,941 | | (4,724) |
| Total segment income from operations | $ | 39,893 | $ | 10,314 | $ | 65,766 |

HILLMAN

**Financial Statement Schedule:**

**Schedule II – VALUATION ACCOUNTS**

**(dollars in thousands)**

| | Deducted From Assets in Balance Sheet |
|---|---|
| | Allowance for Doubtful Accounts |
| Ending Balance - December 28, 2019 | $ 1,891 |
|    Additions charged to cost and expense | 1,378 |
|   Deductions due to: | |
|     Others | (874) |
| Ending Balance - December 26, 2020 | 2,395 |
|    Additions charged to cost and expense | 522 |
|   Deductions due to: | |
|     Others | (26) |
| Ending Balance - December 25, 2021 | 2,891 |
|    Additions charged to cost and expense | 973 |
|   Deductions due to: | |
|     Others | (1,459) |
| Ending Balance - December 31, 2022 | $ 2,405 |

**HILLMAN**™

# ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

# ITEM 9A – CONTROLS AND PROCEDURES.
.

## Disclosure Controls and Procedures

Disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are those controls and procedures that are designed to ensure that material information relating to Hillman Solutions Corp. required to be disclosed by the Company in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including the chief executive officer and the chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the chief executive officer and the chief financial officer, of the effectiveness of the design and operation of the disclosure controls and procedures. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022 to provide reasonable assurance that information required to be disclosed in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. We view our internal control over financial reporting as an integral part of our disclosure controls and procedures.

Management has concluded that the company's consolidated financial statements in this Form 10-K fairly present, in all material respects, our financial position, results of operations and cash flows as of the dates, and for the periods presented, in conformity with U.S. GAAP.

## Management's Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act. Pursuant to the rules and regulations of the Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and the dispositions of assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

**HILLMAN**

The Company's management has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013 framework). Based on such evaluation, management concluded that internal control over financial reporting was effective as of December 31, 2022. Management's report on internal control over financial reporting is set forth above under the heading, "Report of Management on Internal Control Over Financial Reporting" in Item 8 of this annual report on Form 10-K.

**HILLMAN**

# Attestation Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Hillman Solutions Corp.

## Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Hillman Solutions Corp. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 27, 2023, expressed an unqualified opinion on those financial statements.

## Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

## Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

**HILLMAN**

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio

February 27, 2023

HILLMAN

## Changes in Internal Control over Financial Reporting.

There were no changes in the Company's internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act of 1934, as amended, that occurred during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting except as otherwise described above in this Item 9A.

# ITEM 9B – OTHER INFORMATION.

None.

# ITEM 9C: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

# PART III

# ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE.

Information about our directors and officers may be found under the captions "Election of Directors" and "Directors and Executive Officers" in our Proxy Statement for the 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement"). Information about our Audit Committee may be found under the caption "Committees of the Board of Directors" in the Proxy Statement. That information is incorporated herein by reference.

We have adopted a code of ethics that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and other finance organization employees. The code of ethics is publicly available on our website at *www.hillmangroup.com*. If we make any substantive amendments to the code of ethics or grant any waiver, including any implicit waiver, from a provision of the code to our Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer, we will disclose the nature of the amendment or waiver on that website or in a report on Form 8-K.

# ITEM 11 – EXECUTIVE COMPENSATION.

The information required by this Item is set forth in the sections entitled Compensation Discussion and Analysis, Compensation Committee Report, and Compensation Tables in the 2023 Proxy Statement and is hereby incorporated by reference into this Form 10-K.

**HILLMAN**

# ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table provides information regarding shares outstanding and available for issuance under our existing equity compensation plans.

| Plan Category | Equity Compensation Plan Information | | |
|---|---|---|---|
| | (a) | (b) | (c) |
| | Number of securities to be issued upon exercise of outstanding options and awards | Weighted-average exercise price of outstanding options and awards | Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in common (a)) |
| Equity Compensation plans approved by shareholders | 14,609,656 | 8.25 | 6,119,890 |
| Equity Compensation plans not approved by shareholders | — | — | — |
| Total | 14,609,656 | 8.25 | 6,119,890 |

The remainder of the information required by this Item is set forth in the section entitled Beneficial Ownership of Common Stock in the 2023 Proxy Statement and is hereby incorporated by reference into this Form 10-K.

# ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

This information required by this Item is set forth in the sections entitled Related Person Transactions and Information Concerning the Board of Directors-Independence in the 2023 Proxy Statement and is hereby incorporated by reference into this Form 10-K.

# ITEM 14 – PRINCIPAL ACCOUNTING FEES AND SERVICES.

Our independent registered public accounting firm is Deloitte & Touche LLP, Cincinnati, OH, Auditor Firm ID: 34.

The information required by this Item is set forth in the section entitled Ratification of the Appointment of Hillman's Independent Auditor in the 2023 Proxy Statement and is hereby incorporated by reference into this Form 10-K.

# PART IV

# ITEM 15 – EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) Documents Filed as a Part of the Report:

1. Financial Statements: See "Index to Financial Statements" in "Item 8. Financial Statements and Supplementary Data" herein.
2. Financial Statement Schedules: All schedules are omitted for the reason that the information is included in the financial statements or the notes thereto or that they are not required or are not applicable.
3. Exhibits: The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report on Form 10-K.

| 2.1+ | Agreement and Plan of Merger, dated as of January 24, 2021, by and among Landcadia Holdings III, Inc., Helios Sun Merger Sub, Inc., HMAN Group Holdings Inc. and CCMP Sellers' Representative, LLC, solely in its capacity as representative of the stockholders of HMAN Group Holdings Inc. (incorporated by reference to Annex A of the Proxy Statement/Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-252693), filed with the SEC on June 25, 2021). |
| 2.2+ | First Amendment to Agreement and Plan of Merger, dated as of March 12, 2021, by and among Landcadia Holdings III, Inc., Helios Sun Merger Sub, Inc., HMAN Group Holdings Inc. and CCMP Sellers' Representative, LLC, solely in its capacity as representative of the stockholders of HMAN Group Holdings Inc. (incorporated by reference to Annex A of the Proxy Statement/Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-252693), filed with the SEC on June 25, 2021). |
| 3.1 | Third Amended and Restated Certificate of Incorporation of Hillman Solutions Corp. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed with the SEC on July 20, 2021). |
| 3.2 | Amended and Restated Bylaws of Hillman Solutions Corp. (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K, filed with the SEC on July 20, 2021). |
| 4.1 | Description of the Company's Registered Securities (incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K, filed with the SEC on March 16, 2022). |
| 10.1 | Form of Subscription Agreement, dated January 24, 2021, by and between Landcadia Holdings III, Inc. and the subscribers party thereto (incorporated by reference to Annex E of the Proxy Statement/Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-252693), filed with the SEC on June 25, 2021). |
| 10.2 | Amended and Restated Registration Rights Agreement, dated July 14, 2021, by and among Hillman Solutions Corp., Jefferies Financial Group Inc., TFJ, LLC, CCMP Capital Investors III, L.P., CCMP Capital Investors (Employee) III, L.P., CCMP Co-Invest III A, L.P., Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P. and OHCP III HC RO, L.P. (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed with the SEC on July 20, 2021). |
| 10.3* | Hillman Solutions Corp. 2021 Equity Incentive Plan, dated July 14, 2021 (incorporated by reference to Exhibit 10.3 of the Company's Annual Report on Form 10-K, filed with the SEC on March 16, 2022). |
| 10.4* | Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K, filed with the SEC on July 20, 2021). |
| 10.5* | Hillman Solutions Corp. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K, filed with the SEC on March 16, 2022). |
| 10.6* | Hillman Solutions Corp. 2021 Cash Incentive Plan (incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K, filed with the SEC on July 20, 2021). |
| 10.7* | Form of Non-Qualified Stock Option Award Agreement under the Hillman Solutions Corp. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K, filed with the SEC on July 20, 2021). |
| 10.8* | Form of Non-Qualified Stock Option Award Agreement for Non-Employee Directors under the Hillman Solutions Corp. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 of the Company's Current Report on Form 8-K, filed with the SEC on July 20, 2021). |
| 10.9* | Form of Restricted Stock Unit Award Agreement under the Hillman Solutions Corp. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K, filed with the SEC on July 20, 2021). |
| 10.10* | Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the Hillman Solutions Corp. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 of the Company's Current Report on Form 8-K, filed with the SEC on July 20, 2021) |
| 10.11* | Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the Hillman Solutions Corp. 2021 Equity Incentive Plan (filed herewith). |
| 10.12* | Employment Agreement between Robert Kraft and The Hillman Group, Inc., dated October 2, 2017 (incorporated by reference to Exhibit 10.1 of The Hillman Companies, Inc.'s Current Report on Form 8-K, filed with the SEC on October 6, 2017). |
| 10.13* | Employment Agreement between Douglas J. Cahill and The Hillman Group, Inc., dated July 25, 2019 (incorporated by reference to Exhibit 10.12 of The Hillman Companies, Inc.'s Annual Report on Form 10-K, filed with the SEC on March 27, 2020). |
| 10.14* | Employment Agreement between Randall Fagundo and The Hillman Group, Inc., dated August 10, 2018 (incorporated by reference to Exhibit 10.13 of The Hillman Companies, Inc.'s Annual Report on Form 10-K, filed with the SEC on March 28, 2019). |

HILLMAN™

| 10.15* | Employment Agreement between George Murphy and The Hillman Group, Inc., dated October 1, 2018 (incorporated by reference to Exhibit 10.14 of The Hillman Companies, Inc.'s Annual Report on Form 10-K, filed with the SEC on March 27, 2020). |
| --- | --- |
| 10.16* | Employment Agreement between Scott Ride and The Hillman Group Canada ULC., dated December 2, 2014, (incorporated by reference to Exhibit 10.5 of The Hillman Companies, Inc.'s Current Report on Form 8-K filed with the SEC on May 4, 2017). |
| 10.17* | Amendment to Employment Agreement between Scott Ride and The Hillman Group Canada ULC., dated June 10, 2015 (incorporated by reference to Exhibit 10.12 of The Hillman Companies, Inc.'s Annual Report on Form 10-K filed with the SEC on March 21, 2018) |
| 10.18* | Employment Agreement between Gary Seeds and The Hillman Group, Inc., dated April 21, 2010, as amended by that certain Amendment to Employment Agreement, dated June 10, 2015 (incorporated by reference to Exhibit 10.18 of the Company's Annual Report on Form 10-K, filed with the SEC on March 16, 2022). |
| 10.19+ | ABL Credit Agreement, dated as of May 31, 2018, by and among The Hillman Group, Inc., The Hillman Companies, Inc., The Hillman Group Canada ULC, the Lenders and Issuing Banks from time to time party thereto, Barclays Bank PLC, as administrative agent and swingline lender, Jefferies Finance LLC, Citizens Bank, N.A. and MUFG Union Bank, N.A., as joint lead arrangers and joint bookrunners, Credit Suisse Loan Funding LLC, as an arranger and PNC Bank, National Association, as documentation agent (incorporated by reference to Exhibit 10.2 of The Hillman Companies, Inc.'s Current Report on Form 8-K, filed with the SEC on June 5, 2018). |
| 10.20+ | Amendment No. 1 to the ABL Credit Agreement, dated as of November 15, 2019, by and among The Hillman Companies, Inc., Hillman Investment Company, The Hillman Group, Inc., Big Time Products, LLC, The Hillman Group Canada ULC, the Subsidiary Guarantors, the Lenders listed on the signature pages thereto and Barclays Bank PLC, in its capacity as administrative agent for the Lenders (incorporated by reference to Exhibit 10.1 of The Hillman Companies, Inc.'s Current Report on Form 8-K, filed with the SEC on November 20, 2019). |
| 10.21+ | Amendment No. 2 to the ABL Credit Agreement, dated as of July 14, 2021, by and among Hillman Investment Company, The Hillman Group, Inc., The Hillman Group Canada ULC, the Subsidiary Guarantors, the Lenders listed on the signature pages thereto and Barclays Bank PLC, in its capacity as administrative agent for the Lenders (incorporated by reference to Exhibit 10.21 of the Company's Current Report on Form 8-K, filed with the SEC on July 20, 2021). |
| 10.22+ | Amendment No. 3 to the ABL Credit Agreement, dated as of July 29, 2022, by and among The Hillman Companies, Inc., The Hillman Group, Inc., The Hillman Group Canada ULC, the Subsidiary Guarantors, the Lenders listed on the signature pages thereto and Barclays Bank PLC, in its capacity as administrative agent for the Lenders (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 3, 2022). |
| 10.23+ | Credit Agreement, dated as of July 14, 2021, by and among The Hillman Group, Inc., Hillman Investment Company, the Lenders from time to time party thereto, Jefferies Finance LLC, as administrative agent, and Jefferies Finance LLC and Barclays Bank PLC, as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 10.22 of the Company's Current Report on Form 8-K, filed with the SEC on July 20, 2021). |
| 10.24* | HMAN Group Holdings, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of The Hillman Companies, Inc.'s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2014). |
| 10.25* | Form of HMAN Group Holdings, Inc. 2014 Equity Incentive Plan Stock Option Award Agreements (incorporated by reference to Exhibit 10.2 of Hillman Companies, Inc.'s Current Report on Form 8-K filed with the SEC on December 4, 2014). |
| 10.26* | Form of Notice to the Holders of Stock Options Under the HMAN Group Holdings, Inc. 2014 Equity Incentive Plan, dated July 15, 2021 (incorporated by reference to Exhibit 10.25 of the Company's Annual Report on Form 10-K, filed with the SEC on March 16, 2022). |
| 10.27* | Form of HMAN Group Holdings, Inc. 2014 Equity Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.26 of the Company's Annual Report on Form 10-K, filed with the SEC on March 16, 2022) |
| 10.28* | Form of Notice to the Holders of Restricted Stock Units Under the HMAN Group Holdings, Inc. 2014 Equity Incentive Plan, dated July 15, 2021 (incorporated by reference to Exhibit 10.27 of the Company's Annual Report on Form 10-K, filed with the SEC on March 16, 2022). |
| 10.29* | Form of HMAN Group Holdings, Inc. 2014 Equity Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.28 of the Company's Annual Report on Form 10-K, filed with the SEC on March 16, 2022). |
| 10.30* | Form of Notice to the Holders of Restricted Stock Under the HMAN Group Holdings, Inc. 2014 Equity Incentive Plan, dated July 15, 2021 (incorporated by reference to Exhibit 10.29 of the Company's Annual Report on Form 10-K, filed with the SEC on March 16, 2022). |
| 10.31* | The Hillman Companies, Inc. Nonqualified Deferred Compensation Plan (amended and restated effective as of January 1, 2003) (incorporated by reference to Exhibit 10.1 of The Hillman Companies, Inc.'s Quarterly Report on Form 10-Q, filed with the SEC on November 15, 2004). |
| 10.32* | First Amendment to The Hillman Companies, Inc. Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 of The Hillman Companies, Inc.'s Quarterly Report on Form 10-Q, filed with the SEC on November 15, 2004). |
| 10.33* | Hillman Solutions Corp. Non-Employee Director Deferred Compensation Program, adopted December 12, 2022, with respect to the Hillman Solutions Corp. 2021 Equity Incentive Plan. (filed herewith). |

**HILLMAN**

| 21.1 | List of Subsidiaries (filed herewith). (As of December 31, 2022). |
|---|---|
| 23.1 | Consent of Deloitte & Touche LLP, independent registered accounting firm for the Company (filed herewith). |
| 23.2 | Consent of KMPG LLP, prior year independent registered accounting firm for the Company (filed herewith). |
| 31.1 | Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Exchange Act (filed herewith). |
| 31.2 | Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Exchange Act (filed herewith). |
| 32.1 | Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith). |
| 32.2 | Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith). |
| 101 | The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Comprehensive Income (Loss), (iii) Consolidated Statements of Cash Flows, (iv) Consolidated Statements of Stockholders' Equity, and (v) the Notes to Consolidated Financial Statements (filed herewith). |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) (filed herewith). |

\* Indicates management contract or any compensatory plan, contract or arrangement.

\+ Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

**HILLMAN**

# ITEM 16 – FORM 10-K SUMMARY.

None

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**THE HILLMAN SOLUTIONS CORP.**

| | | |
|---|---|---|
| Dated: February 27, 2023 | By: | /s/ Robert O. Kraft |
| | | Robert O. Kraft |
| | Title: | Chief Financial Officer and Duly Authorized Officer of the Registrant |

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated below.

| Signature | Capacity | Date |
|---|---|---|
| /s/ Douglas J. Cahill<br>Douglas J. Cahill | Principal Executive Officer, Chairman and Director | February 27, 2023 |
| /s/ Robert O. Kraft<br>Robert O. Kraft | Principal Financial Officer | February 27, 2023 |
| /s/ Anne S. McCalla<br>Anne S. McCalla | Chief Accounting Officer | February 27, 2023 |
| /s/ Diana Dowling<br>Diana Dowling | Director | February 27, 2023 |
| /s/ Teresa S. Gendron<br>Teresa S. Gendron | Director | February 27, 2023 |
| /s/ Aaron P. Jagdfeld<br>Aaron P. Jagdfeld | Director | February 27, 2023 |
| /s/ Daniel O'Leary<br>Daniel O'Leary | Director | February 27, 2023 |
| /s/ David A. Owens<br>David A. Owens | Director | February 27, 2023 |
| /s/ Joseph M. Scharfenberger, Jr.<br>Joseph M. Scharfenberger, Jr. | Director | February 27, 2023 |
| /s/ John Swygert<br>John Swygert | Director | February 27, 2023 |
| /s/ Philip K. Woodlief<br>Philip K. Woodlief | Director | February 27, 2023 |
| /s/ Richard F. Zannino<br>Richard F. Zannino | Director | February 27, 2023 |

HILLMAN

| Name: | |
|---|---|
| Number of Restricted Stock Units: | |
| Date of Grant: | |
| Vesting Date: | Earlier of the first anniversary of the Date of Grant or the date of the next annual meeting of stockholders |

**HILLMAN SOLUTIONS CORP. 2021 EQUITY INCENTIVE PLAN**
Restricted Stock Unit Agreement (Non-Employee Directors)

This agreement (this "**Agreement**") evidences a grant (the "**Award**") of Restricted Stock Units ("**RSUs**") by Hillman Solutions Corp. (the "**Company**") to the individual named above (the "**Participant**"), pursuant to and subject to the terms of the Hillman Solutions Corp. 2021 Equity Incentive Plan (as from time to time amended and in effect, the "**Plan**"). Except as otherwise defined herein, all capitalized terms used herein have the same meaning as in the Plan.

1. Grant of RSUs. On the date set forth above (the "**Date of Grant**"), the Company granted to the Participant the number of RSUs set forth above, giving the Participant the conditional right to receive, without payment and pursuant to and subject to the terms and conditions set forth in this Agreement and in the Plan, one share of Stock (a "**Share**") with respect to each RSU subject to this Award, subject to adjustment pursuant to Section 7 of the Plan in respect of transactions occurring after the date hereof.

The RSUs are granted to the Participant in connection with the Participant's service as a Director.

2. Vesting. Unless earlier terminated, forfeited, relinquished or expired, the RSUs will vest, subject to the Participant remaining in continuous Employment from the Date of Grant through the applicable vesting date.

3. Cessation of Employment. If the Participant's Employment ceases for any reason, except as expressly provided for in a written agreement between the Participant and the Company or one of its affiliates that is in effect at the time of such cessation of Employment, the RSUs, to the extent not then vested, will be immediately forfeited for no consideration.

4. Delivery of Shares. Except as otherwise provided under the Company's Non-Employee Director Deferred Compensation Program, the Company shall, as soon as practicable upon the vesting of any RSUs (but in no event later than thirty (30) days following the date on which such RSUs vest), effect delivery of the Shares with respect to such vested RSUs to the Participant (or, in the event the RSUs have passed to the estate or beneficiary of the Participant or a permitted transferee, to such estate or beneficiary or permitted transferee).

5. Restrictions on Transfer. The RSUs may not be transferred except as expressly permitted under Section 6(a)(3) of the Plan.

6. Forfeiture; Recovery of Compensation. By accepting, or being deemed to have accepted, the RSUs, the Participant expressly acknowledges and agrees that his or her rights, and those of any permitted transferee, with respect to the RSUs, including the right to any Shares acquired in respect of the RSUs and any amounts received in respect thereof, are subject to Section 6(a)(5) of the Plan (including any successor provision). The Participant further agrees to be bound by the terms of any applicable clawback or recoupment policy and any stock ownership guidelines of, or established by, the Company. Nothing in the preceding sentence will be construed as limiting the general application of Section 8 of this Agreement.

7. Taxes. The Participant is responsible for satisfying and paying all taxes arising from or due in connection with the Award, its vesting and/or settlement and any disposition of any Shares acquired upon the vesting of the Award. The Company will have no liability or obligation related to the foregoing.

8. Provisions of the Plan. This Agreement is subject in its entirety to the provisions of the Plan, which are incorporated herein by reference. A copy of the Plan as in effect on the

Date of Grant has been made available to the Participant. By accepting, or being deemed to have accepted, the Award, the Participant agrees to be bound by the terms of the Plan and this Agreement. In the event of any conflict between the terms of this Agreement and the Plan, the terms of the Plan will control.

        9. <u>Acknowledgements</u>. The Participant acknowledges and agrees that (i) this Agreement may be executed in two or more counterparts, each of which will be an original and all of which together will constitute one and the same instrument, (ii) this Agreement may be executed and exchanged using facsimile, portable document format (PDF) or electronic signature, which, in each case, will constitute an original signature for all purposes hereunder, and (iii) such signature by the Company will be binding against the Company and will create a legally binding agreement when this Agreement is countersigned by the Participant.

*[Signature page follows.]*

The Company, by its duly authorized officer, and the Participant have executed this Agreement.

HILLMAN SOLUTIONS CORP.

By: _____

Name: _____

Title: _____

Agreed and Accepted:

By: _____ [Participant's Name]

*Signature Page to Restricted Stock Unit Agreement*

**HILLMAN SOLUTIONS CORP.**
**NON-EMPLOYEE DIRECTOR**
**DEFERRED COMPENSATION PROGRAM**

This Hillman Solutions Corp. Non-Employee Director Deferred Compensation Program (this "Program") has been adopted by the Board to govern the deferral of Restricted Stock Units by Directors pursuant to the Hillman Solutions Corp. 2021 Equity Incentive Plan (the "Equity Plan") and the Hillman Solutions Corp. Non-Employee Director Compensation Policy (the "Policy"). Capitalized terms used but not defined herein shall have the meaning given such terms in the Equity Plan.

**1.    Election to Defer Restricted Stock Units.** A Director may elect to defer the issuance of Stock underlying Restricted Stock Units, including initial and annual Restricted Stock Unit grants (each, an "Equity Retainer"), that would otherwise be issued to the Director in connection with the vesting or grant of the Equity Retainer until the applicable payment date set forth in Section 4 of this Program. Any deferral election under this Program shall be made on a form provided by the Company (a "Deferral Election") and in accordance with the following rules:

a.    Initial Deferral Election. Each individual who first becomes a Director may make a Deferral Election with respect to his or her Equity Retainers to be granted in the same calendar year as such individual first becomes a Director (the "Initial Deferral Election"). The Initial Deferral Election must be submitted to the Company before the date that the individual first becomes a Director and shall become irrevocable as of the date immediately prior to the date that the individual first becomes a Director.

b.    Annual Deferral Election. No later than December 31 of each calendar year, or such earlier deadline as may be established by the Company, in its discretion (the "Annual Election Deadline"), each individual who is serving as a Director as of immediately before the Annual Election Deadline may make a Deferral Election with respect to Equity Retainers to be granted in the following calendar year (the "Annual Deferral Election"). The Annual Deferral Election must be submitted to the Company on or before the applicable Annual Election Deadline and shall become irrevocable for the subsequent calendar year as of the applicable Annual Election Deadline.

c.    Evergreen Elections. A Deferral Election (whether an Initial Deferral Election or an Annual Deferral Election) shall remain in effect from calendar year to calendar year and shall become effective for each subsequent calendar year as of the applicable Annual Election Deadline, unless and until revoked prospectively by a Director on a form provided by the Company. Any revocation of a Deferral Election shall become effective only with respect to Equity Retainers that are granted in calendar years that begin after receipt and acceptance by the Company of the written revocation.

2.    **Deferred Account**. Upon the vesting of any Equity Retainer that is subject to a valid Deferral Election, the Stock that otherwise would have been issued to the Director upon such vesting shall be converted to a number of Stock Units on a one-to-one basis, and the Stock Units shall be credited to the Director's deferred account ("Account") until payment as provided in Section 4 below. The Account shall be a bookkeeping entry only and shall be used solely as a device to measure and determine the amounts, if any, to be paid to a Director or his or her beneficiary under the Program.

3.    **Dividend Equivalents**. As of each date that the Company pays a cash dividend to holders of Stock, the Company shall credit each Director's Account with a number of whole and fractional Stock Units equal to (a) the number of Stock Units credited to the Director's Account as of the record date for the dividend, multiplied by (b) a fraction, the numerator of which is the amount of the cash dividend paid per share of Stock and the denominator of which is the Fair Market Value of a shares of Stock on the dividend payment date.

4.    **Payment Date**. Each whole Stock Unit credited to a Director's Account shall be paid to the Director or his or her beneficiary or estate, as applicable, in the form of Stock (with one Stock Unit equaling one share of Stock), in a single lump sum within 30 calendar days after the earlier of (a) the date on which the Director ceases to serve as a member of the Board and incurs a "separation from service" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder ("Section 409A"), subject to Section 10(c) of the Equity Plan, (b) that date on which the Company experiences a "change in the ownership," a "change in the effective control" or a "change in the ownership of a substantial portion of the assets", as each of those terms is defined in Section 409A, or (c) the date of the Director's death. Any fractional Stock Units shall be paid in the form of cash on the applicable payment date.

5.    **Designation of Beneficiary**. A Director may designate, on a form provided by the Company or the stock plan administrator, one or more beneficiaries to receive payments from his or her Account in the event of his or her death. A beneficiary designation may apply to a specified percentage of the Director's entire interest in his or her Account. Such designation, or any change therein, must be in writing and shall be effective upon receipt by the Company or the stock plan administrator, as applicable. If there is no effective designation of beneficiary, or if no beneficiary survives the Director, the estate of the Director shall be deemed to be the beneficiary. All payments to a beneficiary or an estate shall be made in accordance with Section 4 above.

6.    **Adjustments**. The Stock Units credited to a Director's Account shall be subject to adjustment as provided in Section 7 of the Equity Plan.

7.    **Incorporation of Equity Plan**. This Program shall be subject to the terms and conditions of the Equity Plan, which are fully incorporated herein. Any Stock issued to a Director as a result of this Program shall be issued under, and reduce the available Share Pool of, the Equity Plan.

**8.** **Effective Date**. This Program was adopted by the Board as of December 12, 2022 and shall be effective with respect to Equity Retainers granted on or after January 1, 2023.

**EXHIBIT A**
**DEFERRAL ELECTION**

1. Pursuant to the Hillman Solutions Corp. Non-Employee Director Deferred Compensation Program (the "<u>Program</u>") and the Hillman Solutions Corp. 2021 Equity Incentive Plan (the "<u>Equity Plan</u>"), I, the undersigned Director, hereby elect and instruct Hillman Solutions Corp. (the "<u>Company</u>") to defer payment of my Equity Retainers in accordance with the Program.[1] I understand that I will receive the deferred amounts credited to my Account in a single lump sum in the form of Stock (with fractional shares paid in cash) on the payment date set forth in Section 4 of the Program. Capitalized terms in this election form shall have the meaning specified in the Program and the Equity Plan unless a different meaning is specified herein.

2. I hereby confirm that my beneficiary designation(s), as maintained by the stock plan administrator for purposes of the Equity Plan, shall apply to the Program.

3. I understand that the election to defer under paragraph 1 shall remain in effect for all subsequent calendar years unless the Company accepts, pursuant to the Program, a revocation of this election. I acknowledge that any revocation of my Deferral Election will become effective with respect to Equity Retainers granted in calendar years beginning after the date of revocation.

4. I acknowledge that I have been advised to consult with my own financial, tax, estate planning and legal advisors before making this election to defer in order to determine the tax effects and other implications of my participation in the Program.

Executed this _____ day of _____, 20 ___ .

Signature

_____

Print Name: _____

Received and accepted by the Company on this _____ day of _____, 20 ___ .

_____

Name:
Title:

---

[1] In general, Deferral Elections must be filed with the Company on or before December 31 of a calendar year and shall be effective only for Equity Retainers granted in subsequent calendar years. Deferral Elections for a new Director must be filed with the Company <u>prior to</u> the date of the Director's election or appointment and shall be effective for all Equity Retainers granted to the Director (*i.e.,* in the year of election or appointment and thereafter).

**EXHIBIT B**
**REVOCATION NOTICE**

Pursuant to the Hillman Solutions Corp. Non-Employee Director Deferred Compensation Program (the "<u>Program</u>") and the Hillman Solutions Corp. 2021 Equity Incentive Plan (the "<u>Equity Plan</u>"), I, the undersigned Director, hereby revoke my election to defer my Equity Retainers pursuant to the Program. I understand that my revocation shall apply to Equity Retainers to be granted in the calendar year beginning after the Company's receipt of this notice, and that Equity Retainers granted prior to then will be controlled by the terms of the Program and my prior Deferral Election. Furthermore, my revocation will continue thereafter, until and unless I deliver a subsequent Deferral Election pursuant to the Program. Capitalized terms in this revocation notice shall have the meaning specified in the Program and the Equity Plan unless a different meaning is specified herein.

Executed this _____ day of _____, 20 ____.

Signature

_____

Print Name: _____

Received and accepted by the Company on this _____ day of _____, 20 ____.

_____

Name:
Title:

5

**EXHIBIT 21.1**

## SUBSIDIARIES - As of December 31, 2022

HMAN Group Holdings Inc.
   Incorporated in the State of Delaware

The Hillman Companies Inc.
   Incorporated in the State of Delaware

The Hillman Group, Inc.
   Incorporated in the State of Delaware

      SunSource Integrated Services de Mexico S.A. de C.V.
         Incorporated in Ciudad de Mexico, Mexico

      SunSub C Inc.
         Incorporated in the State of Delaware

      The Hillman Group Canada ULC
         Incorporated in the Province of British Columbia, Canada

      NB Parent Company LLC
         Incorporated in the State of Delaware
            NB Products LLC
               Incorporated in the State of Delaware

            BTP Latinoamerica S. de. R. L. de C.V.
               Incorporated in Ciudad de Mexico, Mexico
            Big Time Products, LLC
               Incorporated in the State of Georgia

**Consent of Independent Registered Public Accounting Firm**

We consent to the incorporation by reference in Registration Statement No. 333-259659 on Form S-8 and Registration Statement No. 333-258823 on Form S-3 (as converted by post-effective amendment) of our reports dated February 27, 2023, relating to the consolidated financial statements of Hillman Solutions Corp. and the effectiveness of Hillman Solutions Corp.'s internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 31, 2022.

/s/ DELOITTE & TOUCHE LLP
Cincinnati, Ohio
February 27, 2023

**Consent of Independent Registered Public Accounting Firm**

We consent to the incorporation by reference in the registration statements (No. 333-259659) on Form S-8 and (No. 333-258823) on Form S-3 of our report dated March 16, 2022, with respect to the consolidated financial statements and financial statement schedule II - Valuation Accounts of Hillman Solutions Corp..

/s/ KPMG LLP

Cincinnati, Ohio

February 27, 2023

Exhibit 31.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER**

I, Douglas J. Cahill, certify that:

1. I have reviewed this annual report on Form 10-K of Hillman Solutions Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:     February 27, 2023                                             /s/ Douglas J. Cahill
                                                                        _____
                                                                        Douglas J. Cahill
                                                                        President and Chief Executive Officer

Exhibit 31.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER**

I, Robert O. Kraft, certify that:

1.  I have reviewed this annual report on Form 10-K of Hillman Solutions Corp.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c)  Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d)  Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:      February 27, 2023                                          /s/ Robert O. Kraft
                                                                     Robert O. Kraft
                                                                     Chief Financial Officer

Exhibit 32.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K for the year ended December 31, 2022 (the "Report") of Hillman Solutions Corp. (the "Registrant"), as filed with the Securities and Exchange Commission on the date hereof; I, Douglas J. Cahill, the President and Chief Executive Officer of the Registrant, certify, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

| | |
|---|---|
| | /s/ Douglas J. Cahill |
| Name: | Douglas J. Cahill |
| Date: | February 27, 2023 |

Exhibit 32.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K for the year ended December 31, 2022 (the "Report") of Hillman Solutions Corp. (the "Registrant"), as filed with the Securities and Exchange Commission on the date hereof; I, Robert O. Kraft, the Chief Financial Officer of the Registrant, certify, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ Robert O. Kraft

Name: Robert O. Kraft
Date:        February 27, 2023